Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2018 ANNUAL RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2018. This announcement, containing the full text of the 2018 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2018 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 27 March 2019 and will be dispatched to holders of H shares of the Company as soon as practicable.

Chapter 1 Definitions In this report, unless the context otherwise requires, the expressions stated below will have the following meanings: Company, The Company Guangshen Railway Company Limited Reporting period, this period, 12 months from January 1 to December 31, 2018 this year Same period last year 12 months from January 1 to December 31, 2017 A Share Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi H Share Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars ADS U. S . dollar—denominated American Depositary Shares representing ownership of 50 H shares issued by trustees in the United States under the authorization of the Company CSRC The China Securities Regulatory Commission SSRB The Shenzhen Securities Regulatory Bureau of the China Securities Regulatory Commission SSE The Shanghai Stock Exchange SEHK The Stock Exchange of Hong Kong Limited NYSE The New York Stock Exchange SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) Listing Rules The listing rules of SEHK and/or the listing rules of SSE (as the case may be) Articles The articles of associations of the Guangshen Railway Company Limited Company Law The Company Law of the People’s Republic of China Securities Law The Securities Law of the People’s Republic of China CRC China Railway Corporation GRGC, largest shareholder China Railway Guangzhou Group Co., Ltd. GZIR Guangdong Guangzhou Intercity Rail Transportation Company Limited WGPR Wuhan-Guangzhou Passenger Railway Line Co., Ltd. GSHER Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited GZR Guangzhou-Zhuhai Railway Company Limited 014 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT XSR Xiamen-Shenzhen Railway Company Limited GSR Ganzhou-Shaoguan Railway Company Limited GGR Guiyang-Guangzhou Railway Company Limited NGR Nanning-Guangzhou Railway Company Limited PRDIR Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited GMSR Guangmeishan Railway Limited Company SR Guangdong Sanmao Railway Limited Company MZR MaoZhan Railway Company Limited 015 Annual report

Chapter 2

Company Profile and Major Financial Indicators

1. GENERAL INFORMATION OF THE COMPANY

(1) Company Information

Chinese name	廣深鐵路股份有限公司
Chinese name abbreviation	廣深鐵路
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

(2) Contact Person and Contact Information

	Company Secretary	*Representative of Securities Affairs*
Name	Guo Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Tel.	(86)755-25588150	(86)755-25588150
Fax.	(86)755-25591480	(86)755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

(3) Basic Information

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

(4) Places for Information Disclosure and Reserve Address

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the annual report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of annual report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province

16 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

(5) Share Information of the Company

Share Information of the Company

Types of the Shares	Stock Exchange	Stock Short Name	Stock Code
A Share	SSE	廣深鐵路	601333
H Share	SEHK	廣深鐵路股份	00525
ADS	NYSE	—	GSH

(6) Other Relevant Information

Auditor engaged by the Company (Domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping
Auditor engaged by the Company (International)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince's Building, Central, Hong Kong
Legal advisor to PRC law	Name	Beijing Grandway Law Office
	Office Address	12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen, China
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong
Legal advisor as to United States law	Name	Jones Day
	Office Address	31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong
Registrar for A Share	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai, China
Registrar for H Share	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, China

17 Annual report

Chapter 2 Company Profile and Major Financial Indicators II. COMPANY PROFILE On March 6, 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law. In May 1996, the H shares and American Depositary Shares issued by the Company were listed on the SEHK and the NYSE respectively. In December 2006, the A Shares issued by the Company were listed on the SSE. In January 2007, the Company used the proceeds from the issue of A Shares to acquire the railway of Guangzhou-Pingshi, taking the coverage of the Company’s operations into the national trunk line networks. Currently, the Company is the only PRC railway transportation enterprise with its shares listed in Shanghai, Hong Kong and New York. The Company is mainly engaged in the passenger and freight railway transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and management servicesfor commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives. The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long and connects the entire Guangdong Province vertically. The Guangzhou- Pingshi Railway is the southern part of Beijing-Guangzhou railway, forming an aorta connecting northern and southern China; whereas the Guangzhou-Shenzhen Railway is one of the two railways from mainland China to Hong Kong, linking with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Xiamen-Shenzhen Railway and the East Rail Linein Hong Kong, to form an integral part of the railway transportation network in the PRC. Passenger transportation is the principal business of the Company. As of December 31, 2018, the Company operated 252 pairs of passenger trains each day, including 109 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 99 pairs of inter-city trains between Guangzhou East to Shenzhen, and 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Train, and 1 pair of Beijing/Shanghai-Kowloon Through Train), and 130 pairs of long-distance trains (including 11 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, and 4 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). The Company adopts an “as- frequent-as-buses” operation for Guangzhou-Shenzhen inter-city trains, meaning that one pair of ChinaRailway High-speed train (the “CRH”) is dispatched every 10 minutes on an average during peak hours between Guangzhou and Shenzhen. The through-trains passing through Hong Kong jointly operated by the Company and the MTR Corporation Limited are one of the important transportation means going between Guangzhou and Hong Kong. The Company operates a number of long-distance trains running from and to Guangzhou and Shenzhen, linking with most of the provinces, autonomous regions and municipals across thenation. 18 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

Freight transportation is an important business line of the Company. The Company is well-equipped with comprehensive freight facilities and is able to efficiently transport full load cargo, single load cargo, containers, bulky and heavy cargo, dangerous cargo, fresh and live cargo, and oversized cargo, and the rail lines operated are close-knit with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones and plants and mines in the Pearl River Delta region via the railroad. The major market of the Company's freight transportation business is domestic mid-to-long- distance transportation, and the Company enjoys competitive advantages in domestic mid-to-long-distance freight transportation in China.

Since WGPR commenced operations in December 2009, it has extended its railway operation service and expanded passenger and freight transportation. So far, the Company has provided this service to WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR and MZR, and the railway operation service has also become a new point for business growth. With the successive completion and commencement of operation of a series of high-speed railways and inter-city railways in "Pan Pearl River Delta" region, the geographical coverage of the Company's railway operation service will expand.

Ⅲ. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS FOR THE PAST FIVE YEARS

(Unit: RMB thousand)

Income items	2018	2017	Year-on-year increase/decrease (%)	2016	2015	2014
Total revenue	19,828,018	18,331,422	8.16	17,280,504	15,725,309	14,800,781
Total operating expenses	18,658,213	16,932,587	10.19	15,637,999	14,156,735	13,751,961
Profit from operations	1,062,253	1,350,358	(21.34)	1,534,235	1,453,947	1,055,958
Profit before tax	1,068,800	1,347,132	(20.66)	1,544,009	1,451,838	880,633
Profit after tax	779,034	1,011,768	(23.00)	1,153,700	1,063,308	661,126
Consolidated profit attributable to shareholders	784,059	1,015,361	(22.78)	1,158,253	1,070,822	662,021
Basic earnings per share (RMB/Share)	0.11	0.14	(21.43)	0.16	0.15	0.09
Earnings per ADS (RMB/Unit)	5.53	7.17	(22.87)	8.18	7.56	4.67

19 Annual report

Chapter 2 Company Profile and Major Financial Indicators Increase/    decrease as    at the end    of the year    compared    to the end Assets and At the end At the end of last year At the end At the end At the end liabilities of 2018 of 2017 (%) of 2016 of 2015 of 2014 Total assets 35,402,237 33,994,238 4.14 32,870,258 31,943,272 30,536,663 Total liabilities 6,585,908 5,337,157 23.40 4,840,203 4,499,010 3,750,203 Shareholders’ equity interests (excluding non-controlling interests) 28,852,299 28,684,677 0.58 28,054,058 27,462,488 26,745,843 Net assets per share (RMB/ Share) 4.07 4.05 0.49 3.96 3.88 3.78 Note: During the reporting period, indicators including profit from operations, profit before tax, profit after tax and consolidated profit attributable to shareholders of the Company all recorded year-on-year decrease, mainly due to an increase in operating expenses during the reporting period, which exceeded the increase in operating revenues. For details about the reasons for the increase in operating expenses during the reporting period, please refer to the detailed analysis of the table headed “Analysis of Costs” in the chapter “Report of Directors (Including Management’s Discussion and Analysis)”.    IV. DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS Applicable                Not applicable 20 Annual report

GUANGSHEN RAILWAY    2018 • ANNUAL REPORT Chapter 3 Summary of the Company’s Business I. PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD (1) Principal activities and business model During the reporting period, as a railway transportation enterprise, the Company has primarily been operating the passenger and freight transportation businesses of the Shenzhen-Guangzhou-Pingshi Railway.It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GSR, NGR, GGR, PRDIR and MZR. (2) Industry fact sheet Railway, as the aorta of the nation’s economy, the key important infrastructure and the significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, is of crucial importance for the nation’s economic and social development. Since the State Council approved implementation of the Medium to Long Term Plan for Railway Network Development in 2004, railways in China have developed rapidly. The completion and operation commencement of a series of high-speed railways and inter-city railways in recent years, has essentially alleviated the tight capacity of railway transportation in China, eliminated the bottle-neck restrictions, and helped the country fulfill its economic and social development needs as a whole. By the end of 2018, the national railway operations reached 131,000 kilometers, among which the high-speed railway spanned over 29,000 kilometers. In 2018, the national railway had achieved significant growth in both of its passenger and freight transportation, with its passenger delivery volume reaching 3.37 billion people throughout the year, representing a year-on-year increase of 9.4%; meanwhile, the outbound freight tonnage reached 4.022 billion tons, representing a year-on-year increase of 9.1%. 21 Annual report

Chapter 3 Summary of the Company’s Business II. EXPLANATION OF SIGNIFICANT CHANGES IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD For details on significant changes in the major assets of the Company during the reporting period, please read “Analysis of Assets and Liabilities” in the chapter “Report of Directors (Including Management’s Discussion and Analysis)” in this annual report. 22 Annual report

SAFETY COMFORT CONVENIENCE EFFICIENCY

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) Chairman of the Board I. CHAIRMAN’S STATEMENT Dear Shareholders, On behalf of the Board, I am hereby pleased to present the audited operating results of the Company for 2018 for the shareholders to review. (1) Business review In 2018, China’s economy successfully withstood every challenge of the complicated and changing external environment, ongoing intensified economic and trading conflicts, as well as the changes in the steady-state economy, all of which had fostered the remarkable achievements of the key targets in relation to the economic and social developments. With its national economy remaining its operations within a reasonable range, China had continuously realized its developments in a stable and progressing way. China had once again reached new heights in its gross economic output, with its national gross domestic product (“GDP”) attaining new highs of RMB90 trillion for the first time, representing a year-on-year growth of 6.6%. Meanwhile, the national railway showed significant improvements in both of its passenger and freight transportation, with its passenger delivery volume reaching 3.37 billion people over the course of the year, representing a year-on-year increment of 9.4%, and its outbound freight tonnage reaching 4.022 billion tons, representing a year-on-year growth of 9.1%. 26 Annual report

GUANGSHEN RAILWAY    2018 • ANNUAL REPORT Given such positive macroeconomic environment and industrial developments, coupled with the sound leadership of the Board and the joint efforts of its employees, the Company managed its operations with a close adherence to its business objectives, meanwhile focused on “building up China’s strength in transportation with railway as the priority” and deepened its vision on “strengthening the foundation, pursuing achievements, improving quality and efficiency”. In addition to the efforts in enhancing inter-city train routes and schedules, adjusting transportation capacity in a timely manner and exploiting every market potential of passenger and freight transportation, the Company also strengthened its core advantages in railway transportation, all in a bid to adapt to the commencement of the Hong Kong section of Guangzhou- Shenzhen-Hong Kong Express Rail Link and the reform in rail carrier system. Each of the duties and goals as set by the Board at the beginning of the year has been effectively accomplished. During the reporting period, the Company’s transportation safety remained stable as a whole, bringing continuous and steady improvements to its operating revenue; nonetheless, due to the upward adjustment of the industry pay level and the effects from the reform in rail carrier system, both labor expenses and expenses on its railway network usage recorded increase during the reporting period, the Company’s net profits had shown a greater decrease as compared to that of in the previous year. In 2018, the Company achieved a passenger delivery volume of 89,348,400 people, representing a year- on-year growth of 4.95%, while its freight delivery volume amounted to 15,708,500 tons, representing a year-on-year decrease of 0.98%. Additionally, the Group had achieved its operating revenues reaching RMB19.828 billion, representing a year-on-year growth of 8.16%; consolidated profits attributable to shareholders equaled to RMB784 million, representing a year-on-year decline of 22.78%; and its basic earnings per share equaled to RMB0.11. Throughout 2018, the Board duly performed its duties under the Company’s Articles of Association. With their meticulous and conscientious efforts, all directors strived to enhance the Company’s corporate governance and regulate its operations management. During the year, the Company convened 1 general meeting, 5 Board meetings and 7 audit committee meetings, in which the Company had made sound decisions in relation to the important matters of the Company such as the Company’s profit distribution, financial budget, production and operation, connected transactions, establishment of systems, changes in accounting policies, elections of directors so as to enhance the Company’s continuous development. The Company has always been striving to enhance its enterprise value. Due to its persistence in ensuring a long-term and stable cash dividend distribution policy so as to ensure an ongoing favorable return to shareholders. The Board recommended the payment of final cash dividend of RMB0.06 per share for 2018, representing 54.55% of the basic earnings per share for the year. The proposal above shall be subject to approval at the Company’s 2018 annual general meeting. (2) Prospects Shareholders are reminded that the Company has made certain forward-looking statements in this annual report in relation to domestic and international economic conditions and the railway transportation market, as well as the Company’s work plans in 2019 and in the future. These forward-looking statements are subject to the influences of various uncertainties, and the actual outcome may be greatly different from the forward-looking statements of the Company. These statements do not constitute any commitment to the future operating results of the Company. Please be advised to consider the investment risks. 27 Annual report

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) For the year of 2019, with all the changes in a steady-state economy and public worries over changes under the pressure of economic downtown, it would mean a year of intensifying complicated and difficult external environment for the economic developments in China. Yet, we should also pay heed to the fact that our national developments are still situating right at a crucial period of strategic opportunities, through deepening the supply-side structural reform, taking forward the economic reform and liberation, as well as speeding up the optimization and upgrades in economic structures, China has the best of its foundation and conditions, aligning with its confidence and ability to maintain its economy to be operated within a reasonable range, so as to realize a sustainable and healthy growth in its economy. With respect to industry developments, when railway being the aorta of the nation’s economy and an important component of the country’s infrastructure, the State has continuously increased its investments in railways. Over the past few years, various high-speed railways and inter-city railways had been successively completed and commenced their operations, altogether benefiting the significant improvements in the capacity of railway passenger and freight transportation. Given the above factors, we expect that the market demand of national railway passenger and freight transportation will maintain its rapid acceleration in 2019. In 2019, facing the abovementioned business circumstances, the Company will adhere to the direction expressed from Xi Jingping Great Thought on Socialism with Chinese Characteristics for a New Era, meanwhile will firmly uphold the spirits of the 19th Party Congress, the Central Economic Work Conference and the CRC Annual Work Conference, in order to march bravely on to glory by living on our historical mission of “building China’s strength in transportation with the railway as the priority”. Moreover, the Company will proactively adapt to the new normal of economic developments and the unprecedented system of industry management. With its adherence to a market-oriented approach, the Company will focus on economic efficiency, strengthen its foundation and obtain achievements, improve its quality and efficiency, deepen and facilitate its actions in improving its freight transportation capacity and its plan on lifting the quality and efficiency of its passenger transportation service. In the meantime, the Company will continuously better its transportation service quality and operation management, strengthen its efforts in the operation and development of railway assets, strengthen its cost and expenses control, emphasize on improving quality yet reducing costs and boosting efficiency, and coordinate and manage its work in the areas of safety, transportation, operation, construction and stability. I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects and create new value for our shareholders. Together, we will make new contributions to the development of the society with the strong support of all shareholders and various sectors in the public, along with the joint efforts of the Board, supervisory committee, management and staff. By order of the Board Wu Yong Chairman of the Board Shenzhen, China March 27, 2019 28 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

II. DISCUSSION AND ANALYSIS OF THE PRINCIPAL OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In 2018, the operating revenues of the Company were RMB19,828 million, compared to RMB18,331 million in the previous year, representing an increase of 8.16% over the same period in the previous year; among which, revenues from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB8,108 million, RMB1,849 million, RMB8,866 million and RMB1,005 million respectively, accounting for 40.89%, 9.33%, 44.71% and 5.07% of the total revenues respectively. Profit from operations amounted to RMB1,062 million, representing a year-on-year decrease of 21.34% as compared to the RMB1,350 million in the previous year; consolidated profit attributable to shareholders was RMB784 million, representing a year-on-year decrease of 22.78% as compared to the RMB1,015 million in the previous year.

(1) Analysis of principal operations

1. An analysis of changes in items of the income statement and the cash flow statement

(Unit: RMB thousand)

Item	Current period	Same period last year	Change (%)
Operating revenues	19,828,018	18,331,422	8.16
Operating expenses	18,658,213	16,932,587	10.19
Other losses — net	108,613	48,477	124.05
Income tax expenses	289,766	335,364	(13.60)
Net cash flows from operating activities	3,261,402	2,634,839	23.78
Net cash flows from investing activities	(2,113,132)	(2,264,647)	(6.69)
Net cash flow from financing activities	(570,032)	(569,333)	0.12

29 Annual report

Chapter 4
Report of Directors
(Including Management's Discussion and Analysis)

2. Analysis of revenue and costs

(i) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes Guangzhou-Shenzhen inter-city trains (including Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. As of December 31, 2018, the Company operates a total of 252 pairs of passenger trains on a daily basis, among which there are 109 pairs of Guangzhou-Shenzhen inter-city trains (including 99 pairs of inter-city trains between Guangzhou East to Shenzhen, and 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains); 13 pairs of Hong Kong Through Trains (11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Train and 1 pair of Beijing/Shanghai-Kowloon Through Train), and 130 pairs of long-distance trains (including 11 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, and 4 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the period in comparison with those from the same period last year:

	2018	2017	Year-on-year increase/ decrease (%)
Passenger transportation revenues (RMB ten thousand)	810,838	775,708	4.53
— Guangzhou-Shenzhen inter-city trains	287,734	256,642	12.11
— Through trains	49,759	52,337	(4.93)
— Long-distance trains	415,807	420,620	(1.14)
— Other revenues from passenger transportation	57,538	46,109	24.79
Passenger delivery volume (Persons)	89,348,416	85,133,187	4.95
— Guangzhou-Shenzhen inter-city trains	40,297,195	36,948,135	9.06
— Through trains	3,596,888	3,569,760	0.76
— Long-distance trains	45,454,333	44,615,292	1.88
Total passenger — kilometers ('00 million passenger-kilometer)	254.97	255.29	(0.13)

- **The increase in passenger transportation revenues was mainly due to:** despite the commencement of the Hong Kong section of Guangzhou-Shenzhen-Hong Kong Express Rail Link and the diversion effect from the optimizing of high-speed railway network, coupled with the decreased revenue from the through trains and long-distance trains operated by the Company, both the passenger transportation volume and revenue of Guangzhou-Shenzhen inter-city trains recorded considerable increase as driven by the noticeable increase in its capacity. Due to the combined effect of the above, the overall revenues from passenger transportation still achieved a growth during the reporting period.

30 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

- **The increase in passenger transportation revenues and passenger delivery volume was mainly due to the following:** (a) the Company had increased the number of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou from 8 pairs to 10 pairs each day since September 21, 2017; (b) it also utilized the high-capacity CRH6A EMU trains for some of the Guangzhou East to Shenzhen inter-city trains since the Spring Festival of 2018, coupled with the adoption of "3+4" operation model for inter-city trains between Guangzhou East to Shenzhen since April 10, 2018, resulting into the increase in the capacity and the number of pairs of the trains; (c) the addition of 1 pair of cross-network EMU trains from Guangzhou East station to Xiamen since July 1, 2018.

(ii) Freight transportation

Freight transportation forms an important part of the Company's transportation business. The table below sets forth the revenues from freight transportation and outbound freight volume for the period as compared with the same period last year:

	2018	2017	Year-on-year increase/ decrease (%)
Freight transportation revenues (RMB ten thousand)	184,936	189,359	(2.34)
— Revenues from freight charges*	160,969	174,197	(7.59)
— Other revenues from freight transportation	23,967	15,162	58.07
Outbound freight volume (tons)	15,708,483	15,864,237	(0.98)
Full-distance volume of outbound freight traffic ('00 million ton-kilometers)*	107.05	107.00	0.05

- **The decrease in freight transportation revenues was mainly due to:** the decrease in total amount of freight transportation revenues under the combined effect of the reform in rail carrier system.

- **The decrease in outbound freight volume was mainly due to the followings:** due to the combined effect of industrial restructuring within Pearl River Delta and the more fierce competition from highways and ocean transportation, the freight delivery volume of steel and petroleum decreased.

* Since January 1, 2018, the charging model of the national railway freight transportation has changed to freight consignment system from the previous section fares system. Adjustments have been made accordingly to the reporting of certain freight transportation statistics in this annual report as follows:

Revenues from freight charges: it mainly represents the revenues from the total freight charges of the Company's outbound freight transportation, whereas the revenues from outbound freight and inbound freight as presented in previous years refer to the revenue of freight transportation (including the outbound, pass-through and arrival freight) charged by the distance managed by the Company under the section fares system.

31 Annual report

Chapter 4
Report of Directors
(Including Management's Discussion and Analysis)

Full-distance volume of outbound freight traffic: it represents the full-distance volume of the Company's outbound freight traffic, whereas the "volume of freight traffic" as presented in previous years refers to the volume of freight traffic (including the outbound, arrival and pass-through freight) transported on the distance managed by the Company under the section fares system.

(iii) Railway network usage and other transportation related services

Railway network usage and other transportation services provided by the Company mainly include passenger railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger service and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation services for the period in comparison with those of the same period last year:

	2018	2017	Year-on-year increase/ decrease (%)
Railway network usage and other transportation related services (RMB ten thousand)	886,564	764,423	15.98
(a) Railway network usage services	385,526	330,647	16.60
(b) Other transportation related services	501,038	433,776	15.51
— Railway operation services	329,323	284,998	15.55
— Other services	171,715	148,778	15.42

- **The increase in the revenues from railway network usage services was mainly due to the followings:** As required by CRC, a consignment settlement system was implemented for railway freight transportation with effect from January 1, 2018. Accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in revenues from railway network usage of freight transportation.

- **The increase in revenues from other transportation services was mainly due to:** the increase in workload for railway operations and passenger services provided by the Company during the reporting period driving the growth of related revenue.

(iv) Other business

The Company's other services include train repair, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation. In 2018, revenues from other businesses was RMB1,005 million, representing a decline of 3.08% as compared to RMB1,037 million over the same period last year.

32 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

(v) Analysis of costs

(Unit: RMB thousand)

By Industry	Item	2018	2017	Year-on-year increase/ decrease (%)
Railway business	Business tax and surcharges	16,242	21,658	(25.01)
	Employee benefits	6,912,390	6,300,223	9.72
	Equipment leases and services	5,370,634	4,372,330	22.83
	Lease of land use right	58,490	57,358	1.97
	Materials and supplies	1,342,344	1,314,002	2.16
	Repairs and facilities maintenance costs (materials and supplies excluded)	917,898	879,597	4.35
	Depreciation of fixed assets	1,581,685	1,632,926	(3.14)
	Cargo logistics and outsourcing service fees	171,390	246,563	(30.49)
	Amortization of leasehold land payment	44,450	34,348	29.41
	Utility and office expenses	98,820	60,360	63.72
	Other	1,095,845	930,691	17.75
	Subtotal	17,610,188	15,850,056	11.10
Other business	Employee benefits	534,025	541,997	(1.47)
	Materials and supplies	315,983	313,990	0.63
	Depreciation of fixed assets	28,058	29,534	(5.00)
	Amortization of leasehold land payment	11,332	11,332	—
	Utility and office expenses	53,759	34,488	55.88
	Other	104,868	151,190	(30.64)
	Subtotal	1,048,025	1,082,531	(3.19)
Total		18,658,213	16,932,587	10.19

- **The increase in the costs of railway business was mainly due to the followings:** (a) the upward adjustment of the industry-wide pay level and the increase in the provision of railway operation service, which induced a rise in expenses in wages and welfare; (b) in accordance with the requirement of CRC, a consignment settlement system was implemented for railway freight transportation with effect from January 1, 2018. Accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in equipment leasing and service fee; (c) the additional train trips of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou and inter-city trains from Guangzhou East to Shenzhen, and the increase in the provision of railway operation service, altogether inducing the corresponding increase in the consumption of materials and utilities, and passenger service costs.

33 Annual report

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) (vi) Major sales customers and suppliers During the reporting period, the sales from the top five customers of the Company amounted to RMB3,331.89 million, accounting for 16.78% of the total annual sales; of which the sales from related parties amounted to RMB2,884.23 million, accounting for 14.50% of the total annual sales. During the reporting period, the purchases from the top five suppliers of the Company amounted to RMB2,697.23 million, accounting for 19.56% of total annual procurement; of which purchases from related parties amounted to RMB931.50 million, accounting for 6.80% of total annual procurement. None of the Directors of the Company, their associates or any shareholder (which to the knowledge of the Directors own more than 5% of the Company’s share capital) had any beneficial interest in the Company’s five largest customers and suppliers during the reporting period. 3. Expenses (Unit: RMB thousand)    Year-on-year    increase/    decrease Item 2018 2016 (%) Major reason for the changes Other losses — 108,613 48,477 124.05 The increase in losses from the retirement net of fixed assets and the expenses from the reform of “Three Supplies and One Property”. Income tax 289,766 335,364 (13.60) The decrease in the total profit during the expenses reporting period. 34 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT 4. Cash flow In 2018, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, as well as payment of taxes and dividends. The Company has sufficient cash flow and believes that it has sufficient working capital, bank loans and other capital sources to meet its needs for operation and developments. (Unit: RMB thousand) Year-on-year    increase/    2018 2017 decrease (%) Major reason for the changes Net cash flows 3,261,402 2,634,839 23.78 The increase in the transportation revenue from operating and service fee received from the activities provision of railway operation service. Net cash (2,113,132) (2,264,647) (6.69) — flows from investment activities Net cash (570,032) (569,333) 0.12 — flows from financing activities 35 Annual report

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) (2) Analysis of assets and liabilities    (Unit: RMB thousand) Changes in amount from the end of previous period Amount at Amount at to the end of the end of the end of current period Item current period previous period (%) Fixed assets — net 24,184,248 23,617,138 2.40 Construction-in-progress 1,828,372 1,430,671 27.80 Deferred tax assets 197,295 37,005 433.16 Financial assets measured at fair value and changes in fair value recorded under other comprehensive income 321,246 — 100.00 Available-for-sale investments — 296,414 (100.00) Trade receivables 3,861,617 4,142,210 (6.77) Cash and cash equivalents 1,738,753 1,160,515 49.83 Trade payables 1,440,834 1,325,077 8.74 Contract liabilities 203,631 — 100.00 Payables from fixed assets and construction-in- progress 2,441,647 2,214,547 10.25 Income tax payable 246,441 149,227 65.15 Accruals and other payables 2,076,798 1,463,231 41.93 1. The increase in net fixed assets was mainly due to: the additions and purchases of CRH6A EMU trains; 2. The increase in construction-in-progress was mainly due to: the increase in the investments in construction-in-progress projects; 3. The increase in deferred tax assets was mainly due to: the increase in deferred income tax assets resulting from the compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard; 4. The increase in financial assets measured at fair value and changes in fair value recorded under other comprehensive income and the decrease in available-for-sale investments were mainly due to: the available-for-sale financial assets being reclassified to investments on other equity instruments under the relevant requirements of the new financial instruments standards; 5. The decrease in trade receivables was mainly due to: the recovery of trade receivables of previous years; 36 Annual report

GUANGSHEN RAILWAY    2018 • ANNUAL REPORT 6. The increase in cash and cash equivalents was mainly due to: the compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard; 7. The increase in trade payables was mainly due to: the increase in payables for repairment costs; 8. The increase in contract liabilities was mainly due to: the advances for the provision of transportation services being reclassified to contract liabilities by the Company due to the implementation of the new revenue standard; 9. The increase in payables for fixed assets and construction-in-progress was mainly due to: the increase in payables for constructions and equipment; 10. The increase in income tax payable was mainly due to: the increase in enterprise income tax payables; 11. The increase in accruals and other payables was mainly due to: the compensation received in advance in relation to the resumption of land use rights over Guangzhou East Shipai Old Goods Yard; the advances for the provision of transportation services being reclassified to contract liabilities by the Company due to the implementation of the new revenue standard; and the increase in the payables for the reform of “Three Supplies and One Property”. (3) Analysis on investment positions 1. General analysis on investm ents in external equity interests During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests of other listed companies and non-listed financial enterprises. Details of investments on the external equity interests of the Company at the end of the reporting period are set out in Notes 10, 11 and 15 to the financial statements. (i) Significant investments in equity interests During the reporting period, the Company had no significant investments in equity interests. 37 Annual report

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) (ii) Significant non-equity investments During the reporting period, the significant non-equity investment project of the Company mainly included: (Unit: RMB ten thousand)    Invested Actual amount Progress of amount during invested in Project name Project amount project the year aggregate Purchases of CRH6A EMU trains (6 pairs) 77,328 100% 23,198 23,198 Reconstruction of automatic inter-locking equipment from Guangzhou to Pingshi section 72,651 51% 14,182 37,173 Improvements of system adaptability of the traction power supply system from Pingshi to Guangzhou section of the Beijing-Guangzhou railway 58,499 58% 19,892 33,890 Fourth and fifth-grade transformation of uses of CRH1A EMU trains (11 pairs) 52,618 100% 52,618 52,618 Section repair, capacity expansion and renovation project of the Guangzhou North vehicle section 37,600 44% 12,724 16,663 Reconstruction of the section from Guangzhou East to Xintang of Guangshen line III and IV 36,383 74% 3,493 26,845 Phase I construction of the newly built staff apartment in Shipai of Guangzhou area 35,000 48% 1,690 16,636 (iii) Financial assets at fair value    Details of financial assets at fair value which were held by the Company during the reporting period are set out in Note 15 to the financial statements. (4) Major assets and disposal of equity interests During the reporting period, the Company had no major disposal of assets and equity interests. (5) Analysis on the major controlling and invested companies    During the reporting period, there was no net profit from an individual subsidiary or investment returns from an individual invested company that accounted for over 10% of the Company’s net profit. 38 Annual report

GUANGSHEN RAILWAY    2018 • ANNUAL REPORT III. DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY (1) Industry landscape and trend Industry development trend: Acting as the aorta of the nation’s economy, a vital infrastructure of the nation as well as a popular form of transportation, railway is of crucial importance for the national economic and social development. Since the implementation of Medium to Long Term Plan for Railway Network Development in 2004, China’s railway has developed rapidly. Currently, on the whole, the tight capacity of railway transportation in China has been alleviated, and the bottle-neck restriction has also been eliminated, altogether contributing to fulfillment of economic and social development needs. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and severe structural conflicts. To expedite the establishment of a modern railway network with reasonable layout, wide coverage, high efficiency and convenience, safety and economic efficiencies, the Medium to Long Term Plan for Railway Network Development (2016-2025) had been jointly modified by the National Development and Reform Commission, Ministry of Transport and China Railway Corporation in July 2016, highlighting a more ambitious “Eight East-West Lines and Eight South-North Lines” high-speed railway network for a new era. Consequently, it is estimated that in the long run, the development of railway transportation industry will remain at a high rate, and the passenger and freight transportation capacity and the market competitive position of railway will gradually grow. Industry competition scenario: The national railway is highly concentrated with a unified transportation management system. Competitions in the industry mainly brought by other transportation industries include highways, aviation and water transportation, and are expected to continue to exist in the long run. However, as the marketization reform of the railway industry (including the reforms of the investment and financing system, the transportation management system and the pricing mechanism) gradually deepens, the entry barrier to the industry will be lowered at a gradual pace, where the investment subject of the industry will become more diversified. Following the completion of construction and operation commencement of the State’s high-speed railway network with “Four East-West Lines and Four South-North Lines” and numerous inter-city railways, the competition structure of the railway transportation industry is expected to experience substantial changes, with more intense competitions not only externally from the highway, aviation and water transportation industries but also from within the industry itself. (2) Development strategies of the company Under the sound leadership and scientific decision-making of the Board, the Company will capitalize on the historic opportunity presented by the extensive railway construction, proactively adapt to the policy direction of railway system reform in order to establish a steadfast foothold in the Pan Pearl River Delta region, and perfect and enhance its business portfolio centered on railway passenger and freight transportation and complemented by the railway-related businesses. Striving to become a top-notch railway transportation services enterprise in the PRC and to actualize its development objective of “scaling up and consolidating its strengths”, the Company will also focus on improving its quality of service and on continuing efforts to advance management innovation, service innovation and technology innovation. 39 Annual report

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) (3) Operating plans At the tenth meeting of the eighth session of the Board of the Company held on March 27, 2019, the Board passed the financial budget for 2019. The Company plans to achieve a passenger delivery volume of 82.6 million people (excluding commissioned transportation) and outbound freight tons of 16.61 million tons. To actualize these objectives, the Company will focus on the following tasks: 1. Production safety: Consistently adopting the approach of “safety first, prevention-led, integrated governance” in its construction of route with illustrative standards on safety and quality, while optimizing safety management system, reinforcing control over safe production process, intensifying rectification of safety problems as well as investments in safety facilities and equipment, and enhancing the capability for safety protection. 2. Passenger transportation: Firstly, enhancing the passenger traffic volume analysis during festivals and holidays including the transport over the Spring Festival, Ching Ming Festival and the May 1 Labor Holiday, to timely adjust transportation coordination and improve the train routes and schedules, with a view to realize the improvements in both transportation volumes and revenues; secondly, speeding up large-scale construction projects including the reconstruction of the section from Guangzhou East to Xintang of Guangshen line III and IV, as well as the Xintang station district public transport interchange in East Guangzhou, and striving to complete and commence operation as soon as possible; thirdly, improving the service environment of passenger transportation and enhancing customers’ service experience, by enhancing quality and efficiencies of passenger transportation. 3. Freight transportation: Firstly, continuing to implement the reform of supply-side of railway services, strengthening strategic cooperation with large enterprises, establishing strategic cooperative relationship with large enterprises such as steel and electricity plants, expanding bulk goods freight transportation volume; secondly, continuously developing new trains for “white freight”, strengthening the existing sources and supply organizations and improving the operational efficiency of “white freight”. 4. Operational management: Firstly, strengthening the awareness of operating efficiency, improving budget management, strictly controlling the costs and expenditure; secondly, strengthening the capital and budget management and centralizing the management, ensuring capital availability, reducing the capital costs and improving the efficiency of the use of capital; thirdly, intensifying efforts on the comprehensive developments of lands and assets, striving for vitalizing Company’s land resources, and improving the return on Company’s assets. 40 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT (4) Potential risks Type of risk Description of risk Addressing measures Macro-economic risk Railway transportation industry is The Company will pay close attention highly related to the macro-economic to the changes in international and development condition and greatly domestic macro-economic conditions, affected by macro-economic atmosphere. strengthen its analysis and researches If the macro-economic atmosphere of the contributing factors relating to becomes depressed, the Company’s the railway and transportation industry, operation results and financial condition timely adjust its development strategies may be adversely affected. in response to the changes in the market environment, and strive to maintain the stability of the Company’s production and operation. Policy and regulatory risk Railway transportation industry is greatly The Company will proactively engage in affected by policy and regulations. different seminars for the improvement With the changes in domestic and of industrial polices and regulations international economic environment, and development, study the latest changes the reform and development of railway in policy and regulations, capture the transportation industry, corresponding development opportunities brought by the adjustments may be required for relative amendments of policy and regulations, laws, regulations and industrial policies. and adopt a prudent approach in These changes may incur uncertainties addressing uncertainties caused by to the Company’s business development changes in policy and regulations. and operation results. Transportation safety risk Transportation safety is the prerequisite The Company will proactively participate and foundation for normal operation and in regular transportation safely meetings good reputation of railway transportation held by competent authorities of the industry. Bad weather, mechanical industry to understand the transportation failures, human errors and other force safety condition of the Company, deploy majeure incidents may impose adverse resources in its transportation safety impacts on the transportation safety of management, establish and optimize the Company. safety risk management and control, and intensify the training of safety knowledge and capability of transportation personnel. Market competition risk Competition exists in certain markets The Company will take proactive within aviation, road and water measures to address market competition transportation and railway transportation by leveraging the advantages of “safe, industries. In addition, a range of high- comfortable, convenient, on time” railway speed railways and inter-city railways transportation, improve service facilities have been completed and commenced and enhance service quality. In respect operation along with the development of of freight transportation, the Company is railway transportation industry. Internal committed to increasing the efficiencies competitions within railway transportation of its loaders and the turnover rate of its industry have also intensified. The freight trains to improve the freight train Company may be subject to greater frequency. In addition, the Company will competitive pressure in the future, which strengthen its analysis and research of in turn could impact the operation results the railway transportation market, and of the Company. proactively apply to competent authorities of the industry to add new long-distance trains in areas not covered by high-speed railways. 41 Annual report

Chapter 4 Report of Directors (Including Management’s Discussion and Analysis) Type of risk Description of risk Addressing measures Financial risk The operating activities of the Company The Company has established a set of are subject to various financial risks, such managerial procedures for financial risks as exchange risks, interest risks, credit with a focus on the uncertainties of the risks and liquidity risks. financial market. It is also dedicated to minimizing to the potential adverse impacts on the financial performance of the Company. For more detailed analysis, please refer to “Note 3 to the financial statements”. IV. EXPLANATION OF CONDITIONS AND REASONS NOT DISCLOSED BY THE COMPANY IN ACCORDANCE WITH STANDARDS DUE TO NON-APPLICABLE STANDARDS AND REGULATIONS OR SPECIAL REASONS SUCH AS NATIONAL SECRETS, COMMERCIAL SECRETS Applicable Not applicable V. OTHER DISCLOSURES (1) Liquidity and capital sources During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, and the payment of taxes. The Company has sufficient cash flow and it believes it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs. As of the end of the reporting period, the Company had no borrowings in any form. The Company’s capital commitments and operating lease commitments as of the end of reporting period have been set out in Note 38 to the financial statements. As of the end of the reporting period, the Company had no charges on any of its assets and had not provided any guarantees, or entrusted deposits. The gearing ratio (calculated by the balance of liabilities divided by total assets as of the end of the reporting period) of the Company was 18.60%. (2) Risk of exchange rate fluctuations and related hedges The Company’s exposure to foreign exchange risks was mainly related to the U.S. dollar and Hong Kong dollar. Other than import purchase business and dividend payment to overseas investors which are denominated in foreign currencies, all other major businesses of the Company were denominated in Renminbi. Renminbi is not freely convertible into other foreign currencies. The conversion of Renminbi denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in Renminbi would be subject to foreign exchange exposure. 42 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT The Company has not used any financial instruments to hedge the foreign exchange risks. The Company has minimized these risks by controlling the sizes of transactions, assets and liabilities in foreign currencies. (3) Taxation Details of income tax applicable to the Company during the reporting period are set out in Note 33 to the financial statements. (4) Interest capitalized During the reporting period, no interest was capitalized in the fixed assets or construction-in-progress of the Company. (5) Properties and fixed assets During the reporting period, all properties held by the Company were for the purpose of developments, and their percentage ratio (as defined by Rule 14.04(9) of the Listing Rules of SEHK) did not exceed 5%. Movements in the properties and fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements. (6) Undistributed profit Details of movements in the undistributed profit of the Company during the reporting period are set out in the Statements of Changes in Equity. (7) Surplus reserve Details of movements in the surplus reserve of the Company during the reporting period are set out in the Statements of Changes in Equity and Note 23 to the financial statements. (8) Subsidiaries Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements. (9) Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets Except as disclosed in this annual report, during the reporting period, the Company had no material investment held, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets. 43 Annual report

Chapter 4 Report of Directors (Including Management‘s Discussion and Analysis) (10) Contingent liabilities At the end of the reporting period, the Company had no contingent liability. (11) Fixed interest rate At the end of the reporting period, the Company has no loan bearing fixed interest rates. (12) Laws and regulations During the reporting period, the Company has complied with all relevant laws and regulations that have significant impact on the Company. (13) Directors of subsidiaries At the end of the reporting period, except for Dongguan Changsheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited, no other subsidiaries of the Company had set up their board of directors. The members of the boards of directors for the above subsidiaries are as follows: Name of Company Name List of Board Members Dongguan Changsheng Enterprise Company Limited Luo Jiancheng, Li Yingtang, Chen Longwei, Lin Wensheng, Huang Ruibin, Yin Jinwen, Ren Zhuoquan Zengcheng Lihua Stock Company Limited Luo Jiancheng, Zhu Xiaoqiang, Deng Hui, Lin Wensheng, Huang Jian (14) Persons of significant relationship with the Company During the reporting period, except for those disclosed in this annual report, the Company has no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and no other person had a significant impact on the business of the Company. (15) Assessment of property interests or tangible assets During the reporting period, the Company did not value its property interests or other tangible assets in accordance with Chapter 5 of the Listing Rules of SEHK. (16) Management contracts During the reporting period, the Company did not enter into any contract containing the following term: the counterparty of the contract undertakes the management and administration of the whole or any substantial part of any business of the Company pursuant to the contract; and the contract is not a service contract entered into with any director or full-time employee of the Company. 44 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (17) Loans to entities During the reporting period, the Company did not provide any loan to any entity. (18) Permitted compensation provisions At the end of the reporting period, the Company did not have any compensation provision for the benefit of the directors (including former directors) of the Company, or any of the affiliated companies. 45 Annual report

Chapter 5 Matters of Importance Chairman of the Supervisory Committee I. PLANS FOR PROFIT DISTRIBUTION OF ORDINARY SHARES OR COMMON RESERVE CAPITALIZATION (1) Formulation, implementation and adjustment of cash dividend distribution policy Pursuant to the related requirements of the ‘Notice on Further Implementing Issues concerning Cash Dividends profit distribution Distribution in the of Articles Listed Companies‘ in 2012. The by amended CSRC and Articles SSRB, the clearly Company stipulate amended the standards, provisions percentages related to and conditions, related decision-making decision-making procedures procedures and for mechanisms cash dividend for distribution adjustments by to the the Company, profit distribution and the policy detailed by full the Company, expression which of the will minority provide shareholders‘ systematic guarantee requests, of and the full due protection diligence of of the the independent legal interests directors, of minority the shareholders. the The conditions principal requirements for cash dividend of cash distribution dividends under are met, the profit the Company, distribution principally, policy of shall the Company distribute are: dividends where consecutive in cash once years, a year, the with accumulated the annual profits dividend distributed distribution in cash ratio of the being Company not less shall than not 30%. be less Within than three 30% of regulations, the three-year the amount annual of average interim distributable dividends distributed profits. Unless shall not otherwise exceed stipulated 50% of the by distributable laws or administrative profits as form stated of in cash. the interim profits statement of the Company. The Company may distribute interim dividends in the Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, Company. emphasized During the reasonable reporting returns period, to the investors Company and implemented strived for the the profit sustainable distribution development plan of of 2017, the pursuant shareholders to which of the the Company, Company totaling distributed RMB566,682,960 a cash dividend on the of basis RMB0.80 of the (tax total inclusive) share capital per 10 at shares the end to all of 2017. 46 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

(2) Plans or budgets for profit distribution of ordinary shares or common reserve capitalization of the company for the past three years (including the reporting period)

(Unit: RMB thousand)

Year of distribution	Number of bonus shares per 10 shares (share)	Amount of dividends per 10 shares (incl. tax)	Number of scrip shares per 10 shares (share)	Amount of cash dividends (incl. tax)	Net profit attributable to the ordinary shareholders of the listed company in the consolidated financial statements for the year of distribution	Percentage of net profit attributable to the ordinary shareholders of the listed company in the consolidated financial statements (%)
2018	0	0.60	0	425,012	784,059	54.21
2017	0	0.80	0	566,683	1,015,361	55.81
2016	0	0.80	0	566,683	1,158,253	48.93

Explanation of the profit distribution plan for 2018: The Board recommended the payment of a final cash dividend of RMB0.06 per share (including tax) for 2018 to all shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at December 31, 2018, totaling RMB425,012,220.

The above proposal is subject to approval at the 2018 annual general meeting. The Company will complete the profit distribution within two months after the proposal has been approved.

Holders of A Shares of the Company are reminded to timely and carefully read the announcement to be issued by the Company on the distribution of dividends for 2018, which contains details of the distribution of the final cash dividends for 2018.

Holders of H Shares of the Company are reminded to timely and carefully read the notice of the 2018 annual general meeting and the announcement of poll results of the 2018 annual general meeting to be issued by the Company on the HKEXnews website of SEHK (http://www.hkexnews.hk) on the date of the annual general meeting respectively, which contain details of the distribution of the final cash dividends for 2018. The Company expects to complete the distribution of dividends within two months after the date of approval at the general meeting.

To the best knowledge of the Company, as of the date of publication of this annual report, there are no any arrangements of shareholders waiving or agreeing to waive the proposed distribution of final dividend for 2018.

(3) Repurchase offer by cash included in cash dividend

☐ Applicable ☒ Not applicable

(4) If earnings and distributable profits available for ordinary shareholders during the reporting period are positive while the plan for profit distribution of ordinary shares in cash is not yet proposed, the Company shall disclose in details the reasons and the purposes and proposed applications of undistributed profits

☐ Applicable ☒ Not applicable

47 Annual report

Chapter 5
Matters of Importance

II FULFILLMENT OF COMMITMENTS

(1) Commitments made by related parties of commitments, including de facto controllers of the Company, shareholders, related parties, purchasers and the Company during or continued into the reporting period

Background	Type	Parties	Contents of the commitment	Date and term of commitment	Execution time limit	Strict compliance
Commitment related to IPO	Resolve industry competitions	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi section, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes
	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes
Other commitments to minority shareholders	Other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRGC for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes
	Other	GRGC	GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information	October 2007	No	Yes

48 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (2) The Company‘s explanation of whether original profit forecast has been met with respect to assets or projects and the related reasons for profit forecast forecast period of assets or projects and in the event of reporting period being with the profit Achieved Not achieved Not applicable (3) The accomplishment of results commitment and its impacts on impairment testing on goodwill Applicable Not applicable III. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE LISTING IN THE REPORTING PERIOD Applicable Not applicable IV. EXPLANATION OF ACCOUNTANT‘S ‘NON-STANDARD AUDIT REPORT‘ BY THE COMPANY Applicable Not applicable V. THE COMPANY‘S ANALYSIS AND EXPLANATION OF ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR REASONS AND IMPACT OF RECTIFICATION OF SIGNIFICANT ACCOUNTING ERRORS (1) accounting The Company‘s estimate explanation of accounting policies, reasons and impacts of changes in Details of the changes in the Company‘s accounting policies during the reporting period are set out in Note 2.2 to the financial statements. (2) The Company‘s explanations of reasons and impact of rectification of significant accounting errors Applicable Not applicable (3) The communication between predecessor accountant Applicable Not applicable 49 Annual report

Chapter 5 Matters of Importance VI. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS (Unit: RMB ten thousand) Currently engaged Name of domestic auditor PricewaterhouseCoopers Zhong Tian LLP Remuneration of domestic auditor 500 Term of engagement of domestic 11 auditor Name of international auditor PricewaterhouseCoopers Remuneration of international Auditor 310 Term of engagement of international 16 auditor Name Remuneration Auditor for internal control PricewaterhouseCoopers Zhong Tian LLP 30 Financial adviser Deloitte Touche Tohmatsu 77 Information of engagement and dismissal of accounting firms Applicable Not applicable Explanation on change of accountant during the audit period Applicable Not applicable VII. RISK OF SUSPENSION OF LISTING Applicable Not applicable VIII. INFORMATION AND REASON FOR DELISTING Applicable Not applicable 50 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT IX. BANKRUPTCY AND RESTRUCTURING Applicable Not applicable X. MATERIAL LITIGATION AND ARBITRATION The Company had material litigation and arbitration during the year The Company did not have material litigation and arbitration during the year X I . PUNISHMENT OF THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF Applicable Not applicable XII. EXPLANATION OF INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD During the reporting period, there is no explanation of integrity of the Company, its controlling shareholders and de facto controller. XIII. THE COMPANY‘S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES‘ INCENTIVE MEASURES AND THEIR IMPACT Applicable Not applicable 51 Annual report

Chapter 5
Matters of Importance

XIV. MATERIAL RELATED PARTY TRANSACTIONS

(1) Related party transactions related to daily operations

The related party transactions related to daily operations entered into by the Company during the reporting period are set out in Note 39(c) to the financial statements. The Company confirms that the following transactions are within the connected transactions (including continuing connected transaction) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Note 39(c) to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK:

1. Transactions conducted with GRGC and its subsidiaries

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing, or settle according to price determined by CRC	1,861,543
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CRC	Settle according to the prices determined by CRC	1,357,512
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Railway operation service	Based on agreement according to cost plus mark-up	736,492
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sale of goods	Sale of materials and supplies	Based on agreement	39,383
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing, or settle according to price determined by CRC	872,234
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Railway network settlement through CRC	Settle according to the prices determined by CRC	1,898,623
GRGC	Largest shareholder	Lease of land	Land leasing	Based on agreement	58,490
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Repair and maintenance service	By consultation according to full cost pricing	451,976
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement	555,048
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Construction work service	Settle according to the fixed amount approved by national railway work	180,147

52 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

2. Transactions conducted with CRC and other enterprises related to railway transport

(Unit: RMB thousand)

Parties	Relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing, or settle according to price determined by CRC	63,364
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CRC	Settle according to the prices determined by CRC	2,527,897
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Railway operation service	Based on agreement according to cost plus mark-up	2,012,880
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Truck maintenance service	Settle according to the prices determined by CRC	337,432
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Sale of goods	Sale of materials and supplies	Based on agreement	9,099
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Provision of service	Apartment leasing service	By consultation according to full cost pricing	617
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing, or settle according to price determined by CRC	283,490
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Service received	Railway network settlement service through CRC	Settle according to the prices determined by CRC	2,161,146
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Service received	Repair and maintenance service	By consultation according to full cost pricing	9,440
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement	27,743
CRC and its transferred subordinate enterprise	De facto controller of the largest shareholder and its subsidiaries	Service received	Construction work service	Settle according to the fixed amount approved by national railway work	1,417

53 Annual report

Chapter 5 Matters of Importance (2) Related party transactions related to acquisition or disposal of assets or equity Applicable Not applicable (3) Material related party transactions in relation to joint external investment Applicable Not applicable (4) Related claims and debts (Unit: RMB ten thousand) Related Parties Relationship Fund provided to related party Opening Closing balance Addition balance Shenzhen Pinghu Qun Yi Railway Wholly-owned 908 ‘ 908 Store Loading and Unloading subsidiary Company Limited Zengcheng Lihua Stock Company Controlling subsidiary 1,231 ‘ 1,231 Limited Total 2,139 ‘ 2,139 Impact of the related claim and debt on the Company No significant impact on the operation results and financial position of the Company (5) Contracts entered into with the largest shareholder and its subsidiaries Except as disclosed in this annual report, during the reporting period, none of the Company or its subsidiaries have entered into other material contracts with the largest shareholder or its subsidiaries. (6) Confirmation of continuing connected transactions by Independent Directors The Company instituted its internal control procedures to ensure that continuing connected transactions were conducted in compliance with the relevant connected transaction requirements pursuant to the Listing Rules of SEHK. The internal audits of the Company also reviewed these transactions and ensured the adequacy and effectiveness of the internal control procedures, and provided its findings to independent non-executive directors. After making appropriate enquiries with the management, the independent non-executive directors of the Company confirmed that the continuing connected transactions entered into by the Company during the reporting period were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole, and did not exceed the caps disclosed in the previous announcements. 54 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (7) Confirmation of continuing connected transactions by the auditor The auditors of the Company have carried out procedures on the above connected transactions for the year ended at the end of the reporting period in accordance with the Hong Kong Standard on Assurance Engagements 3000 ‘Assurance Engagement Other Than Audits or Reviews of Historical Financial Information‘ and with reference to Practice Note 740 ‘Auditor‘s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules‘ issued by the Hong Kong Institute of Certified Public Accountants, and reported that, with respect to the above connected transactions: (i) nothing has come to the Company‘s auditors‘ attention that would cause them to believe that the disclosed continuing connected transactions have not been approved by the Board; (ii) for transactions involving the provision of goods or services by the Company, nothing has come to the Company‘s auditors‘ attention that would cause them to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company; (iii) nothing has come to the Company‘s auditors‘ attention that would cause them to believe that such transactions were not entered into, in all material respects, in accordance with the terms of agreements governing such transactions; (iv) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to the Company‘s auditors‘ attention that would cause them to believe that the value of such continuing connected transactions has exceeded the maximum aggregate annual caps disclosed in the previous announcements. XV. MATERIAL CONTRACTS AND THE IMPLEMENTATION THEREOF (1) Trust, contracted businesses and leasing affairs Applicable Not applicable (2) Guarantees or financial assistance Applicable Not applicable (3) Entrusted cash asset management carried out by other person(s) Applicable Not applicable (4) Pledges During the reporting period, the largest shareholder of the Company and its de facto controller have not pledged the interests in all or part of the shares of the Company held as support for the Company‘s indebtedness, guarantees or other liabilities. 55 Annual report

Chapter 5 Matters of Importance (5) Loan agreements and their performance During the reporting period, the Company and its subsidiaries have not entered into any loan agreements nor violated any terms of loan agreements which had significant impact on its operation. (6) Other material contracts On April 19, 2018, the Company entered into a resumption compensation agreement in relation to the land use rights of Guangzhou East Shipai Old Goods Yard with Guangzhou Land Development Center (the ‘GLDC‘) (as purchaser) and the other relevant vendors. Pursuant to the Resumption Compensation Agreement, the GLDC agrees to resume the land use rights over the relevant land with an initial total compensation of RMB6 billion (subject to adjustments), of which the initial compensation amount payable to the Company will be RMB1,304,717,363.49 (subject to adjustments). The Company convened the 2017 annual general meeting on June 6, 2018 to consider and approve the resumption of land use rights over Guangzhou East Shipai Old Goods Yard. For further details, please refer to the announcement of the Company dated April 19, 2018 regarding to the Resumption Compensation Agreement. During the reporting period, except as disclosed in this annual report, the Company did not enter into any other material contracts. XVI. EXPLANATION OF OTHER MATERIAL EVENTS Applicable Not applicable XVII. ACTIVE FULFILLMENT OF SOCIAL RESPONSIBILITY (1) Poverty alleviation by listed companies Applicable Not applicable (2) Social responsibility efforts During the reporting period, the Company did not have significant environmental protection or other significant social safety issues. For details concerning the Company‘s fulfillment of social responsibilities in the areas of transportation safety, environmental protection and social welfare in the reporting period, please read the 2018 Social Responsibility Report disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www. gsrc.com). 56 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

(3) Explanation of environmental protection efforts

1. Explanation of environmental protection efforts taken by companies and its substantial subsidiaries which are the key discharging units announced by environmental protection department

The Company's locomotive maintenance depot in Guangzhou is the key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year 2018 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and the Guangzhou vehicles section is a key waste discharging unit for water environment of Shenzhen for the year 2018 as announced by the Human Settlements and Environment Commission of Shenzhen Municipality.

The environmental protection efforts related to the locomotive maintenance depot in Guangzhou have been disclosed in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://210.72.1.33:8013/gzydzf2-enterprise/qyhjbgs/list2018?openMsgTaskId=201803271840545984275&year=2018.

The environmental protection efforts related to the locomotive maintenance depot in Guangzhou are as follows:

i. Information related to discharge

Name of the company	Major pollutants and the name of the characteristic pollutants	Way of discharge	Number of discharge outfall	Distribution of discharge outfall	Intensity of discharge (Mg/L)	The discharge standard in force (Mg/L)	Total amount of discharge (tons/ day)	The audited total amount of discharge (tons/ day)	Excess discharge
Guangzhou vehicles section	PH	Discharge into the municipal water distribution network after the process at wastewater treatment plant	1	The wastewater treatment plan at Sungang passenger and technology station	7.47	6-9	300	500	Nil
	Petroleum-related				0.06	5			
	Synthetic anionic surfactants				0.19	5			
	Ammonia nitrogen				9.49	10			
	COD				3.4	90			
	BOD				1.6	20			

57 Annual report

Chapter 5 Matters of Importance ii. Pollution prevention and control measures and its implementation The Sungang passenger and technology station of the Guangzhou vehicles section is supported by a wastewater treatment plant built in 2008 with a daily wastewater processing capacity of 700 tons, where hydrolysis acidification and SBR are adopted for wastewater treatment. The whole wastewater treatment system can largely realize automatic control. Since its establishment, the wastewater treatment processing facility at the Sungang passenger and technology station has been operating normally, with all treated wastewater meeting discharge standards. iii. The evaluation of environmental impacts from construction projects and the information related to other administrative permissions for environmental protection The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section has the pollutants discharge permit of Guangdong Province issued by the Human Settlements and Environment Commission of Shenzhen Municipality, which will expire on September 25, 2022. iv. The contingency plan for environmental emergencies The Sungang passenger and technology station of the Guangzhou vehicles section has developed a detailed and practical contingency plan (wastewater-specific) for environmental emergencies to ensure the efficient process for the emergencies which may cause destruction to the environment and ecology and to minimize the loss and damages to the community resulted from various environmental emergencies. v. Automatic environmental supervision The wastewater treatment plant at the Sungang passenger and technology station of the Guangzhou vehicles section is equipped with automatic water quality monitoring equipment for real-time monitoring of water quality. In addition, qualified supervisors are engaged to perform regular inspection on water quality. vi. Other environmental information which should be disclosed Applicable Not applicable (2) Explanation on the environmental protection efforts by the companies other than the key discharging units Applicable Not applicable (3) Explanation on the reasons for non-disclosure of environmental protection efforts by the companies other than the key discharging units Applicable Not applicable 58 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (4) Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period Applicable Not applicable XVIII. CONVERTIBLE COMPANY BONDS Applicable Not applicable 59 Annual report

Chapter 6 Changes in Ordinary Share Capital and Particulars of Shareholders General Manager I. PARTICULARS OF CHANGES TO ORDINARY SHARE CAPITAL (1) Changes in ordinary share capital During the reporting period, there was no change in the Company‘s total number of ordinary shares or to the structure of share capital. (2) Changes in shares with selling restrictions Applicable Not applicable II. PARTICULARS OF SECURITIES ISSUED AND LISTINGS (1) Particulars of securities issued up to the reporting period The Company had not issued any securities for the 3 years prior to the end of the reporting period. (2) Changes in the Company‘s total number of ordinary shares and structure of shareholder and changes in structure of asset and liability of the Company During the reporting period, there was no change in the total number of ordinary shares and structure of shareholder, asset and liability of the Company as a result of bonuses issued, increases in share capital, placing, allotment of new shares or other reasons. 60 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (3) Existing employee shares The Company has not issued shares to any of its employees as of the end of the reporting period. III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLERS (1) Total number of shareholders Total number of ordinary shareholders as of the end of the 227,901 reporting period (Number) Total number of ordinary shareholders as of the end of the 223,414 previous month before the date of disclosure of the annual report (Number) (2) holders Shareholdings of shares without of the top selling ten shareholders restrictions) as and of top the ten end holders of the reporting of tradable period shares (or (Unit: share) Particulars of the shareholding of the top ten shareholders Number of Number of Shares in pledge or shares held at shares held frozen the end of the Percentage with selling Nature of Name of shareholders (in full) period (%) restrictions Status Number shareholder China Railway Guangzhou Group Co., Ltd. 2,629,451,300 37.12 ‘ None ‘ State-owned legal person HKSCC NOMINEES LIMITED (Note) 1,540,381,434 21.75 ‘ Unknown ‘ Foreign legal person Lin Naigang 118,300,000 1.67 ‘ Unknown ‘ Domestic natural person Central Huijin Investment Company Limited 85,985,800 1.21 ‘ Unknown ‘ State-owned legal person New China Life Insurance Company Ltd. ‘ 75,258,355 1.06 ‘ Unknown ‘ State-owned legal dividend ‘ group dividend ‘ 018L ‘ FH001Hu person China Securities Finance Corporation Limited 53,883,592 0.76 ‘ Unknown ‘ State-owned legal person Taiyuan Iron and Steel (Group) Co., Ltd. 30,620,289 0.43 ‘ Unknown ‘ State-owned legal person Harvest Fund ‘ Agricultural Bank of China ‘ 28,101,600 0.40 ‘ Unknown ‘ Other Harvest CSI Financial Asset Management Plan Yinhua Fund ‘ Agricultural Bank of China ‘ 26,814,300 0.38 ‘ Unknown ‘ Other Yinhua CSI Financial Assets Management Scheme Zhongou Fund ‘ Agricultural Bank of China ‘ 26,436,800 0.37 ‘ Unknown ‘ Other Zhongou CSI Financial Asset Management Plan 61 Annual report

Chapter 6
Changes in Ordinary Share Capital and Particulars of Shareholders

Name of shareholder	Top ten holders of shares without selling restrictions Number of shares held without selling restrictions	Class and number of the Shares Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,540,381,434	RMB ordinary shares	122,050,985
		Overseas listed foreign shares	1,418,330,449
Lin Naigang	118,300,000	RMB ordinary shares	118,300,000
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
New China Life Insurance Company Ltd. — dividend — group dividend — 018L — FH001Hu	75,258,355	RMB ordinary shares	75,258,355
China Securities Finance Corporation Limited	53,883,592	RMB ordinary shares	53,883,592
Taiyuan Iron and Steel (Group) Co., Ltd.	30,620,289	RMB ordinary shares	30,620,289
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	26,436,800	RMB ordinary shares	26,436,800
Statement regarding the connected relationship or concerted action of the above shareholders	The Company is not aware of any of the other shareholders above are connected or acting in concert as defined in "Administrative Measures on Acquisitions of Listed Companies".		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算(代理人)有限公司, holding 122,050,985 A Shares and 1,418,330,449 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of the top 10 shareholders with selling restrictions

☐ Applicable ☒ Not applicable

62 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

(3) So far as the directors, supervisors and senior management of the Company are aware, as of the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong), as follows:

(Unit: share)

Name of shareholder	Class of Shares	Number of Shares held	Capacity	Percentage of issued share capital of the same class (%)	Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A share	2,629,451,300(L)	Beneficial owner	46.52(L)	37.12(L)
BlackRock, Inc.	H share	225,930,089 (L)	Corporate interest controlled by substantial shareholder	15.78(L)	3.19(L)
BlackRock Global Funds	H share	194,419,049 (L)	Beneficial owner	13.58(L)	2.74(L)
Pandanus Associates Inc.	H share	140,766,000(L)	Corporate interest controlled by substantial shareholder	9.83(L)	1.99(L)
FIDELITY FUNDS	H share	112,580,000(L)	Beneficial owner	7.87(L)	1.59(L)
Kopernik Global Investors LLC	H share	108,763,554(L)	Investment manager	7.60(L)	1.54(L)

Note: The letter "L" denotes a long position.

(4) Strategic investors or ordinary legal persons becoming top 10 shareholders by way of placing of new shares

☐ Applicable ☒ Not applicable

63 Annual report

Chapter 6 Changes in Ordinary Share Capital and Particulars of Shareholders IV. INFORMATION OF THE LARGEST SHAREHOLDER AND ITS DE FACTO CONTROLLER (1) Information on the largest shareholder 1. Legal person Name GRGC Person in charge or legal representative Wu Yong Date of incorporation 2017-11- 7 Principal operations Organization and management of railway passenger and freight transportation, technologies and other industrial development etc. Equity interests in other domestic and Nil overseas listed controlling and invested companies during the reporting period 2. Chart on the property rights and controlling relationship betw een the Com pany and the largest shareholder 37.12% GRGC The Company (2) Information on the de facto controller of the largest shareholder 1. Legal person Name CRC Person in charge or legal Lu Dongfu representative Date of incorporation 2013-3-14 Principal operations Diversified operations with railway transportation services of passengers and freights as its main business Equity interests in other CRC is the de facto controller of Daqin Railway Co. Ltd. (?Daqin Railway?) domestic and overseas listed and China Railway Tielong Container Logistics Co. Ltd. (?Tielong Logistics?), controlling and invested both of which are listed companies on SSE. companies during the reporting period 64 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. Chart on the property rights and controlling relationship am ongst the Com pany, the largest shareholder and its de facto controller 100% 37.12% CRC GRGC The Company V. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE As of the end of the reporting period, other than the aforementioned largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED). VI. EXPLANATION OF REDUCED SHAREHOLDING Applicable Not applicable VII. PUBLIC FLOAT As of the end of the reporting period, the public float of the Company was 4,454,085,700 shares, representing 62.88% of the total share capital of the Company. Calculated at HK$2.95 per share, which is equal to the closing price of the Company?s H shares as of December 31, 2018, the market capitalization of the public float was approximately RMB13.14 billion. The public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float. VIII. DUPLICATION During the reporting period, the directors, chief executives and such other persons of the Company did not have duplicated interests. IX. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company. 65 Annual report

Chapter 6 Changes in Ordinary Share Capital and Particulars of Shareholders X. PRE-EMPTIVE RIGHT Under the Articles of the Company and the PRC Laws, there is no pre-emptive right which requires the Company to offer new shares to its existing shareholders on a pro rata basis. XI. TRANSACTIONS INVOLVING ITS OWN SECURITIES As of the end of the reporting period, neither the Company nor its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities and share option schemes. XII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES As of the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any tax relief due to their holding of such securities pursuant to the laws of the PRC. 66 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT Chapter 7 Information Regarding Preference Shares Applicable Not applicable 67 Annual report

ANNUAL REPORT 2018

Chapter 8
Directors, Supervisors, Senior Management and Employees

I. CHANGES IN SHAREHOLDINGS AND REMUNERATIONS

(1) Changes in shareholdings and remunerations of directors, supervisors and senior management (current and resigned during the reporting period)

(Unit: share)

Name	Position (Note)	Gender	Age	Beginning of first engagement period	End of engagement period	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Change in share number during the year	Reason for the change	Total remuneration received from the Company (before tax) during the reporting period (RMB ten thousand)	Received remuneration from related parties of the Company or not
Wu Yong	Chairman of the Board Executive Director	Male	55	December 18, 2014 December 16, 2014	June 15,2020	–	–	–	–	–	Yes
Hu Lingling	Executive Director General Manager	Male	55	May 26, 2016 December 9, 2015	June 15, 2020	–	–	–	–	47.1	No
Guo Ji'an	Non-executive Director	Male	46	June 6, 2018	June 15, 2020	–	–	–	–	–	Yes
Sun Jing (*)	Non-executive Director	Male	53	May 22, 2012	June 6, 2018	–	–	–	–	–	Yes
Yu Zhiming	Non-executive Director	Male	59	June 26, 2008	June 15, 2020	–	–	–	–	–	Yes
Chen Xiaomei	Non-executive Director	Female	46	June 6, 2018	June 15, 2020	–	–	–	–	–	Yes
Chen Jianping (*)	Non-executive Director	Male	52	May 28, 2015	June 6, 2018	–	–	–	–	–	Yes
Luo Qing	Executive Director	Male	54	June 25, 2009	June 15, 2020	–	–	–	–	37.9	No
Chen Song	Independent Non-executive Director	Male	46	May 29,2014	June 15,2020	-	–	–	–	11.2	No
Jia Jianmin	Independent Non-executive Director	Male	61	May 29,2014	June 15,2020	-	–	–	–	14.2	No
Wang Yunting	Independent Non-executive Director	Male	60	May 29,2014	June 15,2020	-	–	–	–	11.2	No
Liu Mengshu	Chairman of the Supervisory Committee	Male	55	May 29,2014	June 15,2020	-	–	–	–	–	Yes
Shen Jiancong	Supervisor	Male	50	June 2, 2011	June 15, 2020	–	–	–	–	–	Yes
Chen Shaohong	Supervisor	Male	52	June 26, 2008	June 15, 2020	–	–	–	–	–	Yes
Li Zhiming	Supervisor	Male	57	May 12, 2005	June 15, 2020	–	–	–	–	–	Yes
Zhou Shangde	Supervisor representing Employees	Male	48	May 28,2015	June 15,2020	–	–	–	–	38.1	No
Song Min	Supervisor representing Employees	Female	48	May 29,2014	June 15,2020	–	–	–	–	32.1	No
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	Male	52	April 2,2018		–	–	–	–	29.1	No
Luo Jiancheng	Deputy General Manager	Male	46	December 30, 2016		–	–	–	–	37.7	No
Guo Xiangdong	Deputy General Manager Secretary of the Board	Male	53	December 28, 2010 January 6, 2004		80,000	80,000	–	–	38.1	No
Tang Xiangdong	Chief Accountant	Male	50	December 19, 2008		–	–	–	–	37.9	No
Total	–	–	–	–	–	80,000	80,000	–	–	334.6	–

Note: (1) During the reporting period, except as information disclosed in the above table, none of the directors, supervisors or senior management of the Company has held or dealt in the shares of the Company, or has held the Company's share option or has been granted any shares with selling restrictions.

(2) "*" means that the person had resigned during the reporting period.

74 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT Name Biographies Wu Yong Male, born in June 1963, is the Chairman of the Board of the Company. Mr. Wu is a graduate with a bachelor‘s degree and a senior engineer with advanced remuneration. He had served successively as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and the deputy party secretary of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. He is currently the Chairman of GRGC and the secretary of the party committee. Hu Lingling Male, born in November 1963, is an executive director and the general manager of the Company. Mr. Hu is a graduate with a bachelor‘s degree and is an engineer. He had served successively as the deputy chief engineer and the deputy station master of Shaoguan Station (the current Shaoguan East Station) of Yangcheng Company headquarter of GRGC, the deputy chief engineer and the deputy general manager of Yangcheng Company headquarter of GRGC, and the director of the transportation department and the deputy general manager of GRGC. He had also worked in the global business department in the headquarters of International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. He is currently an executive director and the general manager of the Company. Guo Ji‘an Male, born in August in 1972, is a non-executive director of the Company. Mr. Guo is a bachelor graduate and is a senior engineer. He had served successively as the vice director of the transportation department of GRGC, the general manager of Guangzhou Branch of China Railway Container Transportation Limited, the director of the transportation department of GRGC, the deputy chief engineer of GRGC, the deputy in charge of the preparation team of Beijing- Shanghai Passenger Railway Line Company. He is currently the director and the deputy general manager of GRGC. Yu Zhiming Male, born in April 1959, is a non-executive director of the Company. Mr. Yu is a graduate with a bachelor‘s degree and is a senior accountant. He had served successively as the deputy director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau and the standing vice-director of capital settlement center of MOR. He is currently a director and the chief accountant of GRGC. Chen Female, born in November 1972, is a non-executive director of the Company. Ms. Chen holds a Xiaomei bachelor degree and is an engineer. She had served successively as the director of passenger service technology in passenger service of GRGC, the assistant to director, the deputy director and the director of passenger service of GRGC. She is currently the director of passenger service of GRGC. Luo Qing Male, born in September 1964, is an executive director of the Company. Mr. Luo is a graduate with a master‘s degree and is a political engineer. He had served successively as the secretary-general of Locomotive Sports Association of Yangcheng Company of GRGC, the secretary-general of Locomotive Sports Association of GRGC, the chief of the organization department of trade union of GRGC, the deputy secretary of the party and working committee, the secretary of the discipline inspection and working commission and the chairman of the trade union of the Company. He is currently the chairman of the trade union of the Company. 75 Annual report

Chapter 8 Directors, Supervisors, Senior Management and Employees Name Biographies Chen Song Male, born in January 1973, is an independent non-executive director of the Company. Mr. Chen has a doctorate degree majoring in finance and investment from Management School of Sun Yat-sen University, and is a certified public accountant of China, and certified internal auditor registered in the US. He was the teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, the external tutor for MBA and EMBA in Management School of Sun Yat-sen University, a managerial trainee in P&G (China) Investment Limited Company, the financial analysis manager in Crest Oral Department, the financial supervisor of business department, CFO and executive director of Heinz (China) Investment Co., Ltd., the chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, the financial supervisor of Greater China Region in Boer Cmc Markets Asia Pacific Pty Ltd., the deputy general manager and chief financial officer of Chongqing Brewery Co., Ltd. (a listed company on the Shanghai Stock Exchange, stock code: 600132). He is currently a director and the general manager of Chongqing Brewery Co., Ltd. Jia Jianmin Male, born in August 1957, is an independent non-executive director of the Company. Mr. Jia is a master‘s degree graduate and holds a doctorate degree in Business School of the University of Texas at Austin, USA. He was a member of advisory committee of experts of department of management of The National Natural Science Foundation, a member of China National MBA Education Supervisory Committee, the Scholar Director of Marketing Science Institute (‘MSI‘) of the US. He is currently a professor and the chairman of the Department of Marketing of Faculty of Business Administration of The Chinese University of Hong Kong, and the ‘Changjiang Scholar Professor‘ of the Ministry of Education of PRC. Wang Male, born in July 1958, is an independent non-executive director of the Company. Mr. Wang is a graduate with a Yunting bachelor‘s degree and obtained an EMBA degree from the Guanghua School of Management, Peking University. He was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen), the vice general manager of Beijing Capital Huayin Group. He is currently the chairman of Shaanxi Fortune Investment Limited. Liu Mengshu Male, born in July 1963, is currently the chairman of the Company‘s supervisory committee. Mr. Liu holds a bachelor‘s degree and is an engineer. He had served successively as the office director and the head of party committee‘s propaganda department of GRGC Changsha headquarters, and the chief of the party committee‘s organization department, the chief of the party committee‘s propaganda department (head of corporate culture department) and the director of the Party committee office of GRGC. He is currently a director, the deputy secretary of the party committee and the secretary of Committee for Discipline Inspection of GRGC. Shen Male, born in September 1968, is a supervisor of the Company. Mr. Shen is a graduate with a bachelor‘s degree and is Jiancong an economist. He had served successively as the director of division of personnel (party committee personnel) leading personnel department under of GRGC, the deputy director of department of human resources of GRGC, the deputy director of the organization department of Party Committee of GRGC, the secretary of the party committee and the vice station master of Shenzhen station of the Company, the director of department of human resources, the director of the organization department of party committee of GRGC. He is currently the employee director and the chairman of the trade union of GRGC. Chen Male, born in January 1967, is a supervisor of the Company. Mr. Chen holds a bachelor‘s degree and is a senior Shaohong economist. He had served successively in GRGC as the vice-director of corporate management office and the vice-director and director of corporate management and legal affairs department of GRGC, the vice-chief economist and the director of corporate and legal affairs department of GRGC, and the chief legal advisor and the chief of corporate and legal affairs department of GRGC. He is currently the chief legal advisor and the director of corporate and legal affairs department of GRGC. Li Zhiming Male, born in May 1961, is a supervisor of the Company. Mr. Li graduated with a bachelor‘s degree and is an accountant. He had served as the deputy chief of finance sub-division of Changsha Railway Company of GRGC, the manager of the finance office of GRGC Changsha headquarters, the deputy chief and the chief of the audit department of GRGC. He is currently a supervisor and the manager of the audit department of GRGC. 76 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT Name Biographies Zhou Male, born in December 1970, is the Company‘s Supervisor representing employees. Mr. Zhou graduated with a Shangde master‘s degree and holds a political officer title. He had successively served in the Company as the deputy chief of the organization and department of human resources, the director of the Party Committee office, the chairman of the trade union of the integrated service center of the Company. He also served in GRGC as the deputy head of the department of human resource, the deputy office manager and the director of the reception office, the chief party secretary of office administration, the party secretary and station master of Shenzhen station of the Company, the station master of the Shenzhen North Station and the deputy secretary of the party committee. Song Min Female, born in November 1970, is the Supervisor representing employees of the Company. Ms. Song holds a bachelor‘s degree and is an accountant. She had served successively as the deputy manager of the operating finance office in the department of finance of Qinghai-Tibet Railway Company, the deputy office director and the finance director of Qinghai- Tibet Railway Public Security Bureau, the vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, the vice consultant of the department of financial management of the State Taxation Bureau of Qinghai Province, the senior manager of Petrol China Guangdong Sales Company Shenzhen Branch and etc. She is currently the chief of Department of Audit of the Company. Gong Yuwen Male, born in September 1966, is the deputy secretary of the party and working Committee, and the secretary of the discipline inspection and working commission of the Company. Mr. Gong holds a bachelor‘s degree and is an economist. He had served successively as the deputy director and the director of department of human resources (party committee organization) leading personnel department of GRGC, the deputy director of the department of human resources of GRGC and the deputy director of the organization department of party committee, the party deputy secretary and the deputy station master of the Guangzhou East station of the Company, the secretary of the party committee and the deputy station master. He is currently the deputy secretary of the party and working Committee, and the secretary of the discipline inspection and working commission of the Company. Luo Male, born in January 1973, is a deputy general manager of the Company. Mr. Luo is a graduate with a bachelor‘s Jiancheng degree and is a senior engineer. He served successively as the chief of Investigation & Inspection Division of the General Office of GRGC, the Shiweitang station master of SR, the deputy chief of the Transportation Department of GRGC, the assistant of the general manager of the Company, the general manager of Guangzhou Tiecheng Industrial Company and the deputy general manager of GMSR. He is currently the deputy general manager of the Company. Guo Male, born in November 1965, is the deputy general manager of the Company and the secretary of the Board. Mr. Guo Xiangdong graduated with a bachelor‘s degree and holds a MBA degree, and is an economist. He had been the deputy director, the deputy head and the head of secretariat of the Board of the Company. He is currently the deputy general manager of the Company and the secretary of the Board. Tang Male, born in September 1968, is the chief accountant of the Company. Mr. Tang graduated with a bachelor‘s degree Xiangdong and holds an MBA degree, and is a senior accountant. He had served as the office supervisor of the Revenue Settlement Center and the director of Finance Department of the Company. He is currently the chief accountant of the Company. (2) Share incentives granted to the Directors, Supervisors and Senior Management during the reporting period Applicable Not applicable 77 Annual report

Chapter 8 Directors, Supervisors, Senior Management and Employees II. ENGAGEMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (CURRENT OR RESIGNED DURING THE REPORTING PERIOD) (1) Engagements in shareholders Name Name of Position at shareholder Beginning of End of shareholder engagement engagement Wu Yong GRGC Chairman of the Board August 2014 Secretary of the Party Committee November 2017 Guo Ji‘an GRGC Director November 2017 Deputy General Manager April 2008 Yu Zhiming GRGC Director November 2017 Chief Accountant April 2008 Chen Xiaomei GRGC Chief of Passenger Transport Department November 2018 Director of Passenger Transport December 2017 November 2018 Department Liu Mengshu GRGC Director November 2017 Deputy Secretary of the Party Committee, December 2013 Secretary of the Discipline Inspection Shen Jiancong GRGC Employee Director, Chairman of the Trade September 2018 Union Director of Department of Human March 2011 September 2018 Resources, Director of Organization Department of the Party Committee Chen Shaohong GRGC Chief Legal Adviser December 2017 Chief of Corporate and Legal Affairs November 2018 Department Director of Corporate and Legal Affairs April 2006 November 2018 Department Li Zhiming GRGC Supervisor November 2017 Chief of Department of Audit November 2018 Director of Department of Audit April 2006 November 2018 78 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

(2) Engagements in other companies

Name	Name of other companies	Position at other companies
Wu Yong	GMSR, SR, Shichang Railway Company Limited	Chairman of the Board
Guo Ji'an	GZIR, GZR, XSR, Ganzhou-Shenzhen Railway Company Limited	Chairman of the Board
	Shenzhen Pingnan Railway Co., Ltd.	Deputy Chairman of the Board
	GMSR, SR	Director
Yu Zhiming	China Railway (HK) Holdings Ltd.	Chairman
	Hainan Railway Company Limited, GZIR, MZR, PRDIR, Ganzhou-Shenzhen Railway Company Limited	Chairman of the Supervisory Committee
	GMSR, SR, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Company Limited, Huai Shao Heng Railway Co., Ltd., Qian Zhang Chang Railway Company Limited, GSR, China Railway Container Transportation Limited, China Railway Special Goods Transportation Limited	Director
	GZR, China Railway Express Co., Ltd.	Supervisor
Chen Xiaomei	CYTS Tours Guangdong Railway Co., Ltd, Beijing Zhongtie Commemorate Ticket Co., Ltd.	Director
Chen Song	Chongqing Brewery Co., Ltd.	Director, General Manager
Jia Jianmin	The Chinese University of Hong Kong	Professor and Chairman of the Department of Marketing of Faculty of Business Administration and "Changjiang Scholar Professor" of the Ministry of Education
Wang Yunting	Shaanxi Fortune Investment Limited	Chairman of the Board
Liu Mengshu	GMSR, SR	Chairman of the Supervisory Committee
Chen Shaohong	GMSR, Hainan Railway Co., Ltd., Qian Zhang Chang Railway Company Limited, XSR, Jingyue Railway Company Limited, Guangdong Shenmao Railway Company Limited, Guangdong Meishan Passenger Railway Line Company Limited, Ganzhou-Shenzhen Railway Company Limited	Director
	Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Company Limited, Guangdong Yangcheng Railway Enterprise Company Limited	Chairman of the Supervisory Committee
	SR, Hunan Inter-city Railway Company Limited, PRDIR, GSR, China Railway Express Co., Ltd., Guangzhou Electric Locomotive Co., Ltd.	Supervisor
Li Zhiming	Hong Kong Qiwen Limited	Director
	Guangdong Shenmao Railway Company Limited, Guangzhou Tiecheng Enterprise Company Limited, CYTS Tours Guangdong Railway Co., Ltd., Guangdong Meishan Passenger Railway Line Company Limited	Chairman of the Supervisory Committee
	GMSR, SR, Shichang Railway Company Limited, Hainan Railway Co., Ltd., Hukun Passenger Railway Line (Hunan) Co., Ltd., Huai Shao Heng Railway Co., Ltd., XSR, GSR, GGR, NGR, Jingyue Railway Company Limited, GZR, Guangzhou Northeastern Cargo Outer Ring Railway Company Limited, Guangzhou Nanshagang Railway Company Limited, Ganzhou-Shenzhen Railway Company Limited	Supervisor
Luo Jiancheng	Guangzhou Tiecheng Enterprise Company Limited, Shenzhen Guangshen Railway Civil Engineering Company	Director
Tang Xiangdong	Guangzhou Tiecheng Enterprise Company Limited, Shenzhen Guangshen Railway Civil Engineering Company	

79 Annual report

Chapter 8
Directors, Supervisors, Senior Management and Employees

III. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Decision-making procedure of the remuneration of directors, supervisors and senior management	Remuneration or allowance standards of the directors and supervisors of the Company should be submitted for approval at the general meeting of the Company after consideration and discussion by the Board.
Basis for determination of the remuneration of the directors, supervisors and senior management	Determined with reference to the level of remuneration in Shenzhen where the Company is located, the job nature of individual staff, as well as the annual objective of the Company, the completion status of work targets and the operating results of the Company.
Actual payment of remuneration of directors, supervisors and senior management	During the reporting period, none of the following directors, namely Wu Yong, Guo Ji'an, Sun Jing, Yu Zhiming, Chen Xiaomei and Chen Jianping, and the following supervisors, namely Liu Mengshu, Shen Jiancong, Chen Shaohong and Li Zhiming has received remuneration from the Company. As far as the Company is aware, as at the date of disclosure of this report, the Company had no arrangements of directors, supervisors and senior management having waived or agreed to waive any plans of remuneration. For details of the payment of remuneration to the directors, supervisors and senior management and details of remuneration by level of remuneration, please see the section "Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)" above and the relevant contents of Note 42 to the financial statements of the Company prepared in accordance with the International Financial Reporting Standards.
Total actual amount of remuneration received by all of the directors, supervisors and senior management at the end of the reporting period	During the reporting period, all of the directors, supervisors and senior management received a total remuneration of RMB3.346 million.

IV. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Position held	Change	Reason for Change
Guo Ji'an	Non-executive Director	Elected	Election on general meeting
Chen Xiaomei	Non-executive Director	Elected	Election on general meeting
Sun Jing	Non-executive Director	Resigned	Adjustment of work arrangements
Chen Jianping	Non-executive Director	Resigned	Adjustment of work arrangements
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	Engaged	Engagement

80 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT V. EXPLANATION OF PUNISHMENT BY SECURITIES REGULATORY BODIES FOR THE PAST THREE YEARS Applicable Not applicable VI. OTHER INFORMATION ON DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT (1) Equity interests of Directors, Supervisors or Chief Executives As of the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the directors, supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive any notification of such interests or short positions from any directors, supervisors or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘Model Code‘) in Appendix 10 to the Listing Rules of SEHK. During the reporting period, none of the Company or its subsidiaries had entered into any arrangement such that Company‘s directors, supervisors or chief executives or their respective spouses or children under the age of 18 could obtain any right to subscribe for any shares or debentures of the Company and any other legal entities. Other companies in which directors and supervisors of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO. (2) Service contracts of Directors and Supervisors Each of the directors and supervisors of the Company has entered into a service contract with the Company. The Company and its subsidiaries did not enter into any director‘s or supervisor‘s service contract before January 31, 2004 and was waived from complying with the requirements of shareholders‘ approval under Rule 13.68 of the Listing Rules of SEHK. None of the directors or supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). (3) Interests of Directors and Supervisors in contracts None of the directors or supervisors of the Company had any direct or indirect interests in any transaction, contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party. 81 Annual report

Chapter 8 Directors, Supervisors, Senior Management and Employees VII. INFORMATION OF EMPLOYEES (1) Employee information Total number of current employees 42,738 Number of disengaged and retired employees for whom the parent company and major subsidiaries shall be liable to expenses 58 Professional constitution Category of professional constitution Number of professionals Passenger, freight transportation and transit operation personnel 19,406 Engineering personnel 5,587 Driving personnel 4,070 Public works personnel 3,788 Electricity personnel 1,901 Electricity and water supplies personnel 2,115 Building construction personnel 1,244 Various operations and other employees of subsidiaries 123 Technical and administrative personnel 4,504 Total 42,738 Level of education Category of education level Number of person Postgraduate or above 161 University graduate 4,443 College for professional training 15,211 Others (secondary vocational school, high school and vocational technical school, etc.) 22,923 Total 42,738 82 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (2) Remuneration policy The Company conducts budget management in relation to remuneration issues, by jointly formulating the annual salary budget with the budget department and labor department of the Company at the beginning of each year. Such budget is first discussed and approved at the meeting of the general manager‘s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board of the Company. Salary for the Company‘s staff is mainly comprised of the basic salary, performance-based salary and benefit plans. The basic salary includes post salary, skill salary and various allowances and subsidies accounted for under salary payable as required. Performance-based salary refers to salary calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies. Please refer to Note 30 to the financial statements for the total wages and benefits paid by the Company to its employees during the reporting period. In the process of allocating staff salary, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff‘s initiative. (3) Training Plan During the reporting period, the Company had a total of 119 occupational education management personnel and a total of 763,167 people participating in trainings, which mainly include trainings on post standardization, adaptability, qualification and continuing education. The annual training plan of the Company for the year was 100% completed and the training expenses amounted to approximately RMB48.03 million. (4) Employee insurance and benefits plan Pursuant to applicable national policies and industrial regulations, the Company provides its employees with a series of insurance and benefits plan that mainly include: a housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, maternity insurance), work-related injury insurance and unemployment insurance. (5) Retirement plan As of the end of the reporting period, the Company has not implemented a retirement plan. 83 Annual report

Chapter 9 Corporate Governance 1. INFORMATION REGARDING CORPORATE GOVERNANCE Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas Listing Rules and regulatory requirements after taking into account of the actual state of affairs of the Company. Participants in general meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there are no material differences between the Company‘s corporate governance structure and the regulatory requirements as set by regulatory authorities in the place of listing of the listed company‘s stocks. During the reporting period, pursuant to the regulatory requirements for internal control of listed companies set out by domestic and overseas securities regulatory bodies, the Company has completed the self- assessment on internal control and relevant auditing for the year 2017, and has amended the Working Rules of the Audit Committee, and at the same time established its Board Diversity Policy under the requirements of SEHK, taking a further step to improve the Company‘s corporate governance and internal controls, and promoting the Company‘s sound and sustainable development. During the reporting period, in view of the highly centralized systematic transportation management on the nationwide railway network, it was necessary for the Company‘s largest shareholder, GRGC, to obtain the Company‘s financial information and the Company‘s monthly financial data summaries during the reporting period, in order to exercise its administrative function as an industry leader granted by the law and administrative regulations. In view of this, the Company duly followed the regulations set out on the System for the Management of Inside Information and Insiders, enhanced the management of unrevealed information, timely reminded its shareholders of their obligations with respect to confidentiality and the prevention of insider trading. Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. As it always has, the Company will continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company. Is there any significant difference between corporate governance and requirements of related regulations of CSRCM‘ If there is significant difference, explanations shall be made. Applicable Not applicable 84 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT II. SUMMARY OF GENERAL MEETINGS (1) General meetings held during the reporting period Media in which resolutions Date of Session of meeting Date were disclosed disclosure Annual General June 6, 2018 Website of SSE (www.sse.com.cn) June 7, 2018 Meeting of 2017 HKEXnews Website of SEHK (www. June 6, 2018 hkexnews.hk) (2) Important event for the attention of shareholders in the coming year The Company plans to convene the annual general meeting of 2018, during which it will conduct votes and make resolutions on issues including the profit distribution plan. With respect to the specific arrangements for the annual general meeting for the year 2018, investors please timely note and carefully read the ‘Notice of 2018 Annual General Meeting‘ which will be published on the website of the SSE (http://www.sse.com. cn), the HKExnews website of the SEHK (http://www.hkexnews.hk) and the Company‘s website (http://www. gsrc.com) in due course. 85 Annual report

Chapter 9
Corporate Governance

Ⅲ. PERFORMANCE OF DUTIES BY DIRECTORS

(1) Attendance at Board meetings and general meetings by Directors

Name	Independent Director or not	Attendance at Board meetings: Number of Board meetings to be attended this year	Number of meetings attended in person	Number of meetings attended by way of telecommunication	Number of meetings attended by proxy	Number of absence	Two consecutive Board meetings attended or not	Attendance at general meetings: Number of general meetings attended
Wu Yong	No	5	5	5	0	0	No	1
Hu Lingling	No	5	5	5	0	0	No	1
Guo Ji'an	No	3	3	3	0	0	No	1
Sun Jing(*)	No	2	2	2	0	0	No	0
Yu Zhiming	No	5	5	5	0	0	No	1
Chen Xiaomei	No	3	3	3	0	0	No	1
Chen Jianping (*)	No	2	2	2	0	0	No	0
Luo Qing	No	5	5	5	0	0	No	0
Chen Song	Yes	5	5	5	0	0	No	1
Jia Jianmin	Yes	5	5	5	0	0	No	1
Wang Yunting	Yes	5	5	5	0	0	No	0

Note: "*" means that the person had resigned during the reporting period.

During the reporting period, there was no incident of non-attendance in person by Directors at two consecutive Board meetings.

Number of Board meeting held during the year	5
Including: Number of on-site meetings	0
Number of meetings held by way of telecommunication	5
Number of meetings held in a mixed mode	0

86 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (2) Performance of duties by independent directors 1. Attendance at m eetings During the reporting period, the Company has held 1 general meeting, 5 Board meetings and 7 audit committee meetings. The Company did not hold any remuneration committee meeting. All independent directors attended all the meetings either in person or by proxy. Please read the relevant part of ‘Attendance at Board meetings and general meetings by Directors‘ and ‘Audit Committee‘ of this chapter for details. 2. Objection to related m atters of the Com pany by independent directors During the reporting period, the independent directors of the Company did not raise any objection to the resolutions raised at the meetings of the Board or other matters which were not the resolutions of the Board meetings. 3. Recom m endations for the Com pany and approval During the reporting period, all independent directors of the Company faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and Working Rules of Independent Directors with an attitude of responsibility towards all of the shareholders. They showed solicitude for the Company‘s operation and compliance with laws, proactively attended Board meetings and related meetings, carefully reviewed resolutions of the meetings, made valuable suggestions and offered opinions on important project investments, operations and management of the Company with their professional knowledge. They also raised independent opinions, according to relevant rules and facts to their knowledge, on material affairs of the Company, such as external guarantees, elections of directors and related party transactions. During the preparation and disclosure process of the annual report, independent directors of the Company fulfilled their duties required by the security regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors. They performed their duties in a proactive manner, and communicated with the Company, finance and auditing firms adequately and carefully and raised useful suggestions. The independent directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company. Firstly, they recommended the Company to cooperate with the external auditor in relation to the auditing of the 2017 annual report in accordance with the agreed audit arrangements. The Company timely provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2017 annual report. Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2018. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the fifth meeting of the eighth session of the Board and the 2017 annual general meeting of the Company. 87 Annual report

Chapter 9 Corporate Governance 4. On—site working and inspection During the reporting period, the independent directors of the Company mainly participated in on-site meetings and inspections to have a knowledge of the Company‘s daily operations. They also communicated with other directors, senior management and related staff of the Company through phone and emails as detailed below: Time Matter Venue Participant June 6, 2018 Attended 2017 Annual General Headquarter of the Chen Song, Jia Meeting Company Jianmin June 6, 2018 Conducted on-site inspection Shenzhen Train Station Chen Song, Jia for oversee the operation of Jianmin Guangzhou-Shenzhen inter-city trains 5. Expression of independent opinions During the reporting period, the independent directors of the Company expressed independent opinions as follows: Time Meeting Matter Type of Opinion March 28, 2018 The fifth meeting of Explanation and During the reporting period, the eighth session of independent opinion on the Company had no external the Board the external guarantees of guarantees. the Company Independent opinion on It was agreed that the the nomination of Mr. candidates of directors were Guo Ji‘an and Ms. recommended to the general Chen Xiaomei by GRGC meeting. as the candidates of the Company‘s non- independent directors of the eighth session of the Board August 22, 2018 The seventh meeting Independent opinion on the Such related party transaction of the eighth session Company‘s entrustment was conducted by the of the Board of Guangzhou Railway Company under normal Real Estate Construction commercial terms, with its Engineering Co., Ltd transaction conditions being to commerce the fair and reasonable, and in preliminary work for the interests of the Company the comprehensive and its shareholders as a development project of whole. the goods yard land of Guangzhou East Railway Station 88 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT IV. IMPORTANT OPINIONS AND SUGGESTIONS OFFERED BY SPECIAL COMMITTEES UNDER THE BOARD IN THE PERFORMANCE OF THEIR DUTIES DURING THE REPORTING PERIOD, AND DISCLOSURES OF DETAILS PROVIDED IN THE EVENT OF OBJECTION During the reporting period, special committees under the Board did not make important opinions and suggestions in the performance of their duties and there was not matter of objection. V. EXPLANATION OF EXISTENCE OF RISKS BY THE SUPERVISORY COMMITTEE During the reporting period, the supervisory committee made no objection to the matters of supervision. V I. INABILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS TO ENSURE INDEPENDENCE AND MAINTAIN THEIR CAPACITY AS AN INDEPENDENT OPERATION IN TERMS OF BUSINESS, PERSONNEL, ASSETS, ORGANIZATION AND FINANCE During the reporting period, the Company maintained autonomy in operation and finance, and maintained independence from the largest shareholder, GRGC, with respect to its business, staff, assets, organization and finance. Existing peer competitions and the corresponding resolutions, working progress and follow-up works plan of the Company Applicable Not applicable 89 Annual report

Chapter 9 Corporate Governance VII. ESTABLISHMENT AND IMPLEMENTATION OF THE COMPANY‘S APPRAISAL MECHANISM AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT DURING THE REPORTING PERIOD In order to strengthen the incentives and restrictions of senior management, motivate the senior management to enhance their management capability and level, and review and evaluate the work and performance of the individual members of senior management, the Company is implementing the objective responsibility assessment mechanism of senior management, under which the Board and the senior management of the Company and its subsidiaries enter into target assessment responsibility letters at the beginning of every year, indicators for such assessment include passenger and freight transportation volumes, revenues from transportation, safety, costs, profit and management. After the assessment period, the Company provides its incentive awards on an individual basis based on the completion of targets and tasks by individual members of senior management and assessment results. VIII. DISCLOSURE OF THE REPORT OF SELF-ASSESSMENT ON INTERNAL CONTROL During the reporting period, the Board complied with the relevant domestic and overseas requirements and carried out a self-assessment of the effectiveness of internal control. For details of the assessment report, please read the Report on Internal Control 2018 disclosed on the website of SSE (http://www.sse.com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www. gsrc.com). Explanation on significant deficiencies in internal control during the reporting period Applicable Not applicable IX. INFORMATION ON AUDIT REPORT ON INTERNAL CONTROL PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to the financial reporting by the Board, and has issued an unqualified audit report. For details of the audit report, please refer to the Audit Report of Internal Control disclosed on the website of SSE (http://www.sse. com.cn), the HKEXnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http:// www.gsrc.com). Will the Company disclose the audit report on internal control‘ Yes 90 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT X. CORPORATE GOVERNANCE REPORT (1) Compliance with the Corporate Governance Code Apart from the provision of the Corporate Governance Code regarding the establishment of a nomination committee, as far as the Company and its directors are aware, during the reporting period, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of SEHK. Meanwhile, the Company has applied the principles set out in the Corporate Governance Code in its corporate governance structure and practices. As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company engages in as well as the corporate governance structure over time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a director of the Company or in the event of vacancies for director, shareholders individually or collectively holding three percent or more of the issued shares of the Company may nominate a candidate for non-independent director by way of written proposal to the Company; and shareholders individually or collectively holding one percent or more of the issued shares of the Company may nominate a candidate for an independent director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his or her term, directors shall be entitled to be re-elected. (2) Securities transactions by Directors, Supervisors and senior management and interests on competitive business The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules of SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the directors of the Company. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the twenty-second meeting of the fourth session of the Board. After making specific enquiries with all the directors, supervisors and senior management, the Company confirms that during the reporting period, all the directors, supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements. After making specific enquiries with all the executive directors, non-executive directors and supervisors, the Company confirms that during the reporting period, none of the directors, non-executive directors and supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly. 91 Annual report

Chapter 9 Corporate Governance (3) The Board The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company‘s development strategies and planning, reviewing and approving the annual budget and business plans, recommending the dividend proposal, ensuring the implementation of effective internal control system and supervising the performance of the management in accordance with the Articles, the rules of procedure of the general meetings and the rules of procedure of the Board meetings. The management of the Company is led by the general manager, who is responsible for the daily operation of the Company. The general manager supervises the daily business operations, development planning and implementation under the assistance of the deputy general manager, and is liable for all businesses of the Company to the Board. The Board is comprised of nine members, including three independent non-executive directors. The directors‘ diverse backgrounds reflect their different cultural and educational backgrounds and extensive experiences in various industries. The directors, ranging from 40 to 60 years old, possess the appropriate qualifications related to the businesses of the Company, and therefore are able to provide recommendations to the management from multiple angles with diversified modes of thinking. The names, biographical details and occupations of the directors of the Company are set out in the relevant part of the chapter ‘Directors, Supervisors, Senior Management and Employees‘ in this annual report. The Company provides information on business development to all directors of the Company, including statements of various forms, documents and minutes of meetings. The independent directors timely obtain in-depth knowledge of the operating situation of the Company through reports of the management of the Company regarding production and on-site investigation. The Company undertakes to provide independent directors with working conditions necessary for the performance of their duties. The secretary of the Board actively assists independent directors in performing their duties, and other relevant people of the Company cooperate with the independent directors as needed to perform their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors are borne by the Company so that independent directors can effectively perform their duties. During the reporting period, the Board held 5 meetings in total. For details of the attendance of the directors at the Board meetings, please read the relevant parts of ‘Performance of Duties by Directors‘ in this chapter. There is no financial, business, family or other material/connected relationship between members of the Board and the chairman of the Board and the general manager. The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific responsibilities and reports and gives advice to the Board on a regular basis. 92 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (4) Board diversity policy In December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall discuss on and adopt measurable objectives for achieving the diversity on the Board members each year. When selecting candidates, the Board shall consider from a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, region, industry and professional experiences, acquired knowledge and length of service, during which the Company shall also incorporate its corporate features and specific requirements to reach a final decision, having due regard to the candidates? qualification level reflected by objective criteria and also the benefits of diversity on the Board members. The Board will monitor the implementation of such policy, as well as the progress of those measurable objectives in relation to the diversity and whether these objectives have been achieved. Meanwhile, it will evaluate the policy in a timely manner in order to ensure the effectiveness of the policy. The Board will discuss and adopt any possible necessary amendments. (5) Chairman of the Board and General Manager Mr. Wu Yong and Mr. Hu Lingling are the Chairman of the Board and the General Manager of the Company respectively. The Chairman of the Board is responsible for leading the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plan and investment proposal of the Company and decision-making on production, operation and management, etc.) are performed by the General Manager of the Company. (6) Tenure of non-executive directors and confirmation of independence of independent non-executive directors For a discussion of the tenure of the existing non-executive directors of the Company, please refer to the relevant part of the section ?Directors, Supervisors, Senior Management and Employees? in this annual report. The Company has received annual confirmation letters for this year from all independent non-executive directors, with respect to their independence pursuant to Rule 3.13 of the Listing Rules of SEHK. The Company concurs with their finding of independence. 93 Annual report

Chapter 9 Corporate Governance (7) Remuneration committee and remuneration of Directors Members of the remuneration committee of the Company are appointed by the Board. At present, the committee consists of three independent non-executive directors and two executive directors, namely, Mr. Chen Song (chairman of the remuneration committee), Mr. Jia Jianmin, Mr. Wang Yunting, Mr. Wu Yong and Mr. Hu Lingling. According to the requirements of the Terms of Reference of the Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the directors and the supervisors of the Company, as well as approving the terms and conditions of the executive directors? service contracts. The remuneration policy of the Company seeks to provide, in accordance with the Company?s business development strategies, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shallobtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the directors? and the supervisors? emoluments and recommending the directors? and the supervisors? emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties. During the reporting period, the remuneration committee of the Company did not convene any meetings. At the annual general meeting of 2016 held by the Company on June 15, 2017, it was considered and approved that the remuneration and allowances of each domestic independent non-executive director would be RMB100,000 and RMB12,000 per year respectively, and the remuneration and allowances of each of overseas independent non-executive directors would be HK$150,000 and HK$18,000 per year respectively. For details of remuneration of directors during 2018, please refer to the relevant parts of the section ?Directors, Supervisors, Senior Management and Employees? in this annual report. (8) Audit committee Members of the audit committee are appointed by the Board. At present, the committee consists of three independent non-executive directors, namely, Mr. Chen Song (chairman of the audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Guo Xiangdong is the secretary of the audit committee. According to the requirements of the Working Rules of the Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance of the Company with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate recommendations are implemented. The audit committee has been provided with adequate resources to perform its duties. The Board has no disagreements with the audit committee?s advice on the selection, appointment, resignation or removal of auditors. 94 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

During the reporting period, the audit committee held 7 meetings to examine, review and supervise the Company's internal control performance related to financial reporting, review the Company's financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.

Attendance of each member of the audit committee is set out as below:

Name of member	Number of meetings to be attended	Number of meetings attended in person	Attendance rate
Chen Song	7	7	100%
Jia Jianmin	7	7	100%
Wang Yunting	7	7	100%

The Audit Committee discussed with external auditors on the audit plan of the annual report and urged the external auditors to submit the auditing report timely. The Audit Committee reviewed the Company's financial and accounting statements before external auditors commenced their work and made written suggestions. When the external auditors drafted an initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company's 2018 quarterly financial statements, 2018 interim financial statements, and 2018 annual financial statements and results announcements have been reviewed by the Audit Committee.

(9) Auditors remuneration and related professional fee

The Company has appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor for 2018. As of the end of the reporting period, the Company's domestic auditor has served for a term of 11 consecutive years and its international auditor has served for a term of 16 consecutive years. The rotation of people in charge of auditing affairs and endorsing CPA is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services of the CSRC and the Ministry of Finance of the PRC.

During the reporting period, the Company paid a remuneration of RMB5.30 million (including RMB300,000 as an audit fee for internal audit) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers respectively for their annual auditing services of 2018. In addition, the Company paid a fee of RMB750,000 to PricewaterhouseCoopers Consultants (Shanghai) Limited Beijing Branch for its non-audit services.

95 Annual report

Chapter 9 Corporate Governance (10) Training of directors and company secretary The Company places high importance on the continuing training of the directors, supervisors and senior management. Upon joining the Board, each director receives materials on training of directors which contains guide on conduct and other important matters related to governance. Apart from this, the Company provides the latest directors? responsibilities handbook to all directors to inform them about the latest requirements and amendments of the Listing Rules, and encourages all directors to participate in related training courses and documents the training record of the directors. During the reporting period, Mr. Guo Xiangdong, the deputy general manager and secretary of the Board, participated in a series of professional trainings jointly organized by the SSE, SEHK and HK Institute of Chartered Secretaries, and participated in no less than 15 hours of relevant professional training. (11) Corporate governance functions The Board is responsible for the fulfillment of the following corporate governance responsibilities: 1. developing and reviewing the Company?s corporate governance policies and practices; 2. reviewing and monitoring the training and continuing professional developments for the Company?s directors and senior management; 3. reviewing and monitoring the Company?s policies and regulations with respect to its compliance with the laws and regulatory requirements, which include the Listing Rules, applicable laws, other regulatory requirements, and any policies and practices pertaining to the requirements, guidelines and regulations of applicable organizational governance standards; 4. developing, reviewing and monitoring the code of conduct and compliance manual (if any) for the Company?s employees and directors; 5. reviewing the Company?s compliance with the corporate governance code as adopted by the Company from time to time, and the disclosure in the corporate governance report in the Company?s annual report. 96 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT (12) Shareholders? rights In accordance with the requirements of the Articles, two or more shareholders holding, in aggregate, 10% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall proceed as soon as possible to convene the extraordinary general meeting or a class meeting after receiving such request. Shareholder or shareholders individually or collectively holding 3% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary, to require the proposal set forth in the written request to be considered at the proposed general meeting. Shareholders shall attend the general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The chairman or deputy chairman of the Board, appropriate management and administrative personnel and the external auditors shall attend the general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders. Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For contact information, please read ?Company Profile and Major Financial Indicators? in this annual report. (13) Investor relations The secretary to the Board of the Company is in charge of the Company?s information disclosure and investor relations. The Company has formulated Working Rules of Secretary to the Board, Management Method of Information Disclosure and Management System for Investor Relations. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements. The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company has established a smooth communication channel with investors and has enhanced mutual trust and interaction by disclosing sufficient information to investors, initiating various investor relations activities, and maintaining respect for investors? rights of knowledge and option, and rewarding its shareholders. 97 Annual report

Chapter 9 Corporate Governance 1. I nform ation disclosure Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company?s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors? concerns and voluntarily discloses information in response to these concerns so as to increase its transparency. In 2018, the Company timely completed the preparation and disclosure of its annual, interim and quarterly reports and released various announcements and other shareholders? documents and information, disclosing in detail of the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance, and so forth. Moreover, the Company consistently provided in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors? understanding about the operation, management, and development trends of the Company. 2. Ongoing com m unication On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and conveys information that investors are concerned with, so as to boost their confidence in the Company?s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company?s governance and operations management. (i) Making the investor hotline, investor relations e-mail box, and the Investors? Message section on the Company?s website publicly known, and promptly responding to investors? enquiries. (ii) Properly arranging investor visits and research requests, communicating with the investors with an open-minded attitude, and building a direct communication mechanism between investors and the Company. (iii) Allowing investors and the public to check out information such as the Group?s basic information, rules for the Company?s corporate governance, information disclosure documents and profiles of directors, supervisors and the senior management at any time on the Company?s website. (iv) Timely handling and replying to investors? messages through the ?e-interaction? platform developed by SSE for listed companies and investors. 98 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

3. Shareholder return

Since its listing, the Company has always insisted on rendering returns to shareholders and has been distributing annual cash dividends for 22 consecutive years with an aggregate cash dividend payment of approximately RMB11.5 billion. The chart of dividend and distribution over the years since the listing of the Company in 1996 is as follows:

(Unit: RMB)

Year	Earnings per share	Dividend per Share	Dividend payout ratio (dividend per share/earnings per share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
2017	0.14	0.08	57.14%
Total	3.59	2.035	56.69%

The Board of the Company has recommended the payment of cash dividend of RMB0.06 (including tax) for 2018. This recommendation shall be subject to approval at the 2018 annual general meeting. For details of the dividends, the cash dividend policy of the Company and its implementation, please read the relevant part in the section "Matters of Importance" in this annual report.

99 Annual report

Chapter 9 Corporate Governance (14) Accountability and auditing The directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can truly and fairly reflect the business position, results and cash flow of the Company during the period. During the preparation of the accounts for the year ended December 31, 2018, the directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis. The Company announced its annual and interim reports in a timely manner within the limits of 3 months and 2 months respectively after the end of the relevant period in accordance with the Listing Rules of SEHK. The Company also announced its annual, interim and quarter reports timely in accordance with the Listing Rules of SSE. The responsibility statements of the directors and the auditors as to the preparation of the financial statements of the Company are set out in the ?Audit Report? in Chapter 11 ? Financial Statements in this annual report. (15) Risk management and internal controls Optimized and practicable risk management and internal control system is the foundation of sound corporate governance. The Board of the Company is responsible for the establishment of sound and effective of internal controls, assessment of its effectiveness and true disclosures of internal control assessment report. In accordance with the requirements of laws and regulations such as Company Law, Securities Law, the Basic Regulations on Enterprise Internal Control and its related guidelines, Guidelines for Internal Control of Listed Companies, and the United States Sarbanes-Oxley Act, the Board established and enhanced risk control measures of each part of the operation and management of the Company on the basis of risk- oriented approach, i.e. the internal control management system of risk management. Such system aims at managing instead of eliminating the risk of failure to achieve business objectives, and the Board shall only give reasonable but not absolute assurance against material misstatements or loss. Under the risk management oriented approach, the Company has strived to establish an internal control system in compliance with international standards and regulatory requirements. Since 2006, the Company has started to establish and assessment of the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act. Since 2011, the Company has started to consistently apply the Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly promulgated by five departments of the PRC, and has formed an internal control system that centers around the different departments and units under the group companies, encompassing finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control. 100 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT The Board is responsible for continuous supervision over the Company?s risk management and internal control system. The Board reviews the efficiencies of the Company and its subsidiaries, its internal control system (including finance and budgeting matters, operation, compliance, and risk management) at least once a year, ensures adequacy of resources, the qualification and experience of the accounting staff, the internal audit functions and financial reporting functions, and the staff training sessions received by staff and related budgets. Such systems seek to manage rather than eliminate the risk of failure in achieving business objectives, and allow for only reasonable but not absolute assurance against material misstatements or loss. The audit committee was established under the Board with the responsibilities of inspecting and supervising the financial reporting and internal control of the Company, inspecting and assessing the overall risk management of the Company (particularly risk management and risk control system of decision-markings, events and business of significance), and supervising implementation thereof. In 2018, the audit committee held 7 meetings in total, each with the attendance of senior management, external auditor and internal auditor. The audit committee shall examine report results of external auditor and internal auditors, the compliance of the accounting policies and internal controls adopted by the Company with requirements of Listing Rules, as well as review of the audits, internal control, risk management and financial statements. The Company?s 2018 first quarterly results, interim results, the third quarterly results and annual results will be recommended to the Board for approval after the meeting and discussion of the audit committee. The audit department was established by the Company to operate independence internal audit system. Under the leadership of the Board and the supervision of the audit committee, the audit department of the Company is responsible for supervision, examination, evaluation and implementation of internal controls for risk management by the Company and its controlling subsidiaries coordination of internal control and audit, and independent audit over the adequacy and effectiveness of the Company?s operating and managing activities and internal control system. Audit plans for each year shall be discussed and determined by the audit committee, and key auditing results shall be discussed with the audit committee each time. The audit department principally must report to the general manager and may report to the Chairman of the audit committee directly. All internal audit reports shall be submitted to the Chairman of the Board, general manager, CFO, audited departments and related management of such departments. The Board and the audit committee of the Company will actively monitor the quantity and significance of inspection results submitted by internal audit department, and remedial actions adopted by relative departments. The Company established an internal control system of material information, process and internal control measures for addressing and disseminating price-sensitive information. The Company has established systems relating to information disclosure, registration and management of inside information and prevention of misuse and dissemination of sensitive information. The Company has established comprehensive procedures and internal control measures ranging from report, identification, audit and disclosures to the final announcement of inside information, for the purpose of inside information processing and dissemination. The secretary of the Board assists the Board in managing relative information in relation to inside information. Meanwhile, the Company carries out information disclosure in a true, accurate, complete, and timely manner pursuant to the laws and regulations and requirements under the Listing Rules, the Articles, and Administrative Measures for the Disclosure of Information of Listed Companies, so as to ensure equal opportunities of all investors to timely access relevant Company information. 101 Annual report

Chapter 9 Corporate Governance In 2018, the Company continued to implement the coordination and corporation of the three lines of defense: ?the self-evaluation of the effectiveness of internal controls of business and functional departments, the independent evaluation of the audit department, and the internal audit conducted by the appointed auditors? in accordance with the requirements of laws and regulations of the State and various regulatory institutions, coupled with its own management needs. Meanwhile, the Company provided trainings and carried out tests for the staff as a whole regarding risk management and internal control system, in order to enhance risk management awareness of the staff as a whole, strengthen the business departments? ability to directly assume the responsibilities of risk management and control and achieve a daily operation system for internal control relating to risk management of ?risk control awareness for all, internal control participation for all, and compliance responsibility for all?, safeguarding the smooth operation of internal control system as a whole. During the reporting period, the Board confirmed that the Company has developed sufficient and adequate identification, management and reporting systems and procedures for the material risks it is subjects to in achieving it strategic objectives. The Board continued to monitor risks and receive support from various professional committee and senior management. (16) Material changes in the Articles of Association During the reporting period, there were no material changes in the Articles of Association of the Company. 102 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT Chapter 10 Information Regarding Corporate Bonds Applicable Not applicable 103 Annual report

Chapter 11 Financial Statements INDEPENDENT AUDITOR?S REPORT To the Shareholders of Guangshen Railway Company Limited (incorporated in the People?s Republic of China with limited liability) OPINION What we have audited The consolidated financial statements of Guangshen Railway Company Limited (the ?Company?) and its subsidiaries (the ?Group?) set out on pages 110 to 210, which comprise: the consolidated balance sheet as at 31 December 2018; the consolidated comprehensive income statement for the year then ended; the consolidated statement of changes in equity for the year then ended; the consolidated cash flow statement for the year then ended; and the notes to the consolidated financial statements, which include a summary of significant accounting policies. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (?IFRSs?) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. 104 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (?ISAs?). Our responsibilities under those standards are further described in the Auditor?s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants? Code of Ethics for Professional Accountants (?IESBA Code?), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. KEY AUDIT MATTER Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 105 Annual report

Chapter 11

Financial Statements

pwc 羅兵咸永道

A key audit matter is identified in our audit and our audit procedures performed to address this key audit matter are set out as below:

Key Audit Matter	How our audit addressed the Key Audit Matter
Provision for impairment of trade receivables	The procedures we performed included:
Refer to notes 3.1(b)(ii), 4(a) and 19 to the consolidated financial statements. As at 31 December 2018, the Group had trade receivables of RMB3,861,617,000, against which expected credit loss ("ECL") provision of RMB61,212,000 were held. Management categorized the trade receivables portfolio based on credit risk characteristics, and recognized provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. We identified this as a key audit matter due to the materiality of the trade receivables balance and the assessment of the ECL involves significant accounting estimations and judgements.	(i) Understood, evaluated and validated key controls that the Groups have over trade receivables portfolio grouping and ECL calculation; (ii) Evaluated whether the mod el s an d methodologies used by management to calculate ECL were in accordance with accounting standards; (iii) Evaluated the reasonableness of the judgement management made in grouping trade receivable portfolios and assessing common risk characteristics; (iv) Evaluated the appropriateness of historical period selection, and evaluated the reliability of the key data input to calculate historical default rate, including historical credit loss experience of each portfolio, trade receivables lifetime recovery information and other relevant data. (v) Understood and evaluated the reasonableness of the factors used in making forward-looking estimation, including changes of future economics, unemployment rate forecast, market environment and customer portfolio; (vi) Obtained ECL calculation documents of each portfolio of trade receivables and examined their accuracy. Based on the work performed, management's judgments in making ECL provision and result of such provisioning are supported by the available evidences.

106 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT OTHER INFORMATION The directors of the Company are responsible for the other information set out in the Company?s 2018 Annual Report. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor?s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group?s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Audit Committee is responsible for overseeing the Group?s financial reporting process. 107 Annual report

Chapter 11 Financial Statements AUDI TOR?S RES P ON S I B I L ITIES FOR THE AUDI T OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor?s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group?s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. Conclude on the appropriateness of the directors? use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group?s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor?s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor?s report. However, future events or conditions may cause the Group to cease to continue as a going concern. 108 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor?s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor?s report is Wenping Yao. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 27 March 2019 109 Annual report

Chapter 11 Financial Statements CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2018 (All amounts in Renminbi thousands) As at 31 December Notes 2018 2017 ASSETS Non-current assets Fixed assets ? net 6 24,184,248 23,617,138 Construction-in-progress 7 1,828,372 1,430,671 Prepayments for fixed assets and construction-in- progress 51,955 54,368 Leasehold land payments 8 1,924,496 1,980,278 Goodwill 9 281,255 281,255 Investments in associates 11 181,725 174,548 Deferred tax assets 12 197,295 37,005 Long-term prepaid expenses 13 46,614 33,401 Financial assets at fair value through other comprehensive income 15 321,246 ? Available-for-sale investments 15 ? 296,414 Long-term receivable 16 28,354 31,274 29,045,560 27,936,352 Current assets Assets classified as held for sale 17 2,183 2,183 Materials and supplies 18 296,217 330,727 Trade receivables 19 3,861,617 4,142,210 Prepayments and other receivables 20 348,907 314,251 Short-term deposits 21 109,000 108,000 Cash and cash equivalents 21 1,738,753 1,160,515 6,356,677 6,057,886 Total assets 35,402,237 33,994,238 EQUITY AND LIABILITIES Share capital 22 7,083,537 7,083,537 Share premium 11,562,657 11,562,738 Other reserves 23 3,188,161 3,109,516 Retained earnings 7,017,944 6,928,886 Capital and reserves attributable to the Company?s equity holders 28,852,299 28,684,677 Non-controlling interests (35,970) (27,596) Total equity 28,816,329 28,657,081 110 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT As at 31 December Notes 2018 2017 Liabilities Non-current liabilities Deferred tax liabilities 12 63,898 66,391 Deferred income 24 99,765 105,791 163,663 172,182 Current liabilities Trade payables 26 1,440,834 1,325,077 Contract liabilities 27 203,631 ? Payables for fixed assets and construction-in-progress 2,441,647 2,214,547 Dividends payable 12,894 12,893 Income tax payable 246,441 149,227 Accruals and other payables 28 2,076,798 1,463,231 6,422,245 5,164,975 Total liabilities 6,585,908 5,337,157 Total equity and liabilities 35,402,237 33,994,238 The above consolidated balance sheet should be read in conjunction with the accompanying notes. The financial statements on pages 110 to 210 were approved by the Board of Directors on 27 March 2019 and were signed on its behalf. Wu Yong Hu Lingling Director Director 111 Annual report

Chapter 11

Financial Statements

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2018

(All amounts in Renminbi thousands, except for earnings per share data)

	Notes	Year ended 31 December 2018	2017
Revenue from Railroad Businesses			
Passenger		**8,108,384**	7,757,077
Freight		**1,849,360**	1,893,594
Railway network usage and other transportation related services		**8,865,635**	7,644,230
		18,823,379	17,294,901
Revenue from Other Businesses		**1,004,639**	1,036,521
Total revenue		**19,828,018**	18,331,422
Operating Expenses:			
Railroad Businesses			
Business tax and surcharge		**(16,242)**	(21,658)
Employee benefits	*30*	**(6,912,390)**	(6,300,223)
Equipment leases and services		**(5,370,634)**	(4,372,330)
Land use right leases	*38(b)*	**(58,490)**	(57,358)
Materials and supplies		**(1,342,344)**	(1,314,002)
Repairs and facilities maintenance costs, excluding materials and supplies		**(917,898)**	(879,597)
Depreciation of fixed assets	*6*	**(1,581,685)**	(1,632,926)
Cargo logistics and outsourcing service charges		**(171,390)**	(246,563)
Amortization of leasehold land payments	*8*	**(44,450)**	(34,348)
Utility and office expenses		**(98,820)**	(60,360)
Others		**(1,095,845)**	(930,691)
		(17,610,188)	(15,850,056)
Other Businesses			
Employee benefits	*30*	**(534,025)**	(541,997)
Materials and supplies		**(315,983)**	(313,990)
Depreciation of fixed assets	*6*	**(28,058)**	(29,534)
Amortization of leasehold land payments	*8*	**(11,332)**	(11,332)
Utility and office expenses		**(53,759)**	(34,488)
Others		**(104,868)**	(151,190)
		(1,048,025)	(1,082,531)
Total operating expenses		**(18,658,213)**	(16,932,587)
Reversal of impairment losses on financial assets, net		**1,061**	—
Other losses — net	*31*	**(108,613)**	(48,477)
Operating Profit		**1,062,253**	1,350,358
Finance costs — net	*32*	**(630)**	(10,170)
Share of results of associates, net of tax	*11*	**7,177**	6,944
Profit before income tax		**1,068,800**	1,347,132
Income tax expense	*33*	**(289,766)**	(335,364)
Profit for the year		**779,034**	1,011,768

112 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT Year ended 31 December Notes 2018 2017 Profit for the year 779,034 1,011,768 Other comprehensive income Items that may be reclassified to profit or loss Changes in the fair values of available-for-sale financial assets 23 ? 242,588 Deferred tax liabilities for the changes in the fair values of available-for-sale financial assets 23 ? (60,647) Total comprehensive income for the year, net of tax 779,034 1,193,709 Profit attributable to: Equity holders of the Company 784,059 1,015,361 Non-controlling interests (5,025) (3,593) 779,034 1,011,768 Total comprehensive income attributable to: Equity holders of the Company 784,059 1,197,302 Non-controlling interests (5,025) (3,593) 779,034 1,193,709 Earnings per share for profit attributable to the equity holders of the Company during the year Basic earnings per share 34 RMB0.11 RMB0.14 Diluted earnings per share 34 RMB0.11 RMB0.14 The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes. Wu Yong Hu Lingling Director Director 113 Annual report

Chapter 11

Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2018

(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company								
	Share capital *(Note 22)*	Share premium	Statutory surplus reserve *(Note 23)*	Discretionary surplus reserve *(Note 23)*	Other reserves *(Note 23)*	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2017	7,083,537	11,562,738	2,521,534	304,059	–	6,582,190	28,054,058	(24,003)	28,030,055
Total comprehensive income	–	–	–	–	181,941	1,015,361	1,197,302	(3,593)	1,193,709
Profit for the year	–	–	–	–	–	1,015,361	1,015,361	(3,593)	1,011,768
Other comprehensive income *(Note 23)*	–	–	–	–	181,941	–	181,941	–	181,941
Special reserve – Safety Production Fund *(Note 23)*	–	–	–	–	–	–	–	–	–
Appropriation	–	–	–	–	227,250	(227,250)	–	–	–
Utilization	–	–	–	–	(227,250)	227,250	–	–	–
Appropriations from retained earnings *(Note 23)*	–	–	101,982	–	–	(101,982)	–	–	–
Transaction with owners:	–	–	–	–	–	(566,683)	(566,683)	–	(566,683)
Dividend relating to 2016 *(Note 35)*	–	–	–	–	–	(566,683)	(566,683)	–	(566,683)
Balance at 31 December 2017	7,083,537	11,562,738	2,623,516	304,059	181,941	6,928,886	28,684,677	(27,596)	28,657,081
Balance at 31 December 2017	7,083,537	11,562,738	2,623,516	304,059	181,941	6,928,886	28,684,677	(27,596)	28,657,081
Change in Accounting Policy *(Note 2.2)*	–	–	(4,967)	–	–	(44,706)	(49,673)	–	(49,673)
Balance at 1 January 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,884,180	28,635,004	(27,596)	28,607,408
Total comprehensive income	–	–	–	–	–	784,059	784,059	(5,025)	779,034
Profit for the year	–	–	–	–	–	784,059	784,059	(5,025)	779,034
Other comprehensive income *(Note 23)*	–	–	–	–	–	–	–	–	–
Special reserve – Safety Production Fund *(Note 23)*	–	–	–	–	–	–	–	–	–
Appropriation	–	–	–	–	242,456	(242,456)	–	–	–
Utilization	–	–	–	–	(242,456)	242,456	–	–	–
Appropriations from retained earnings *(Note 23)*	–	–	83,612	–	–	(83,612)	–	–	–
Disposal of subsidiaries	–	(81)	–	–	–	–	(81)	(3,349)	(3,430)
Transaction with owners:	–	–	–	–	–	(566,683)	(566,683)	–	(566,683)
Dividend relating to 2017 *(Note 35)*	–	–	–	–	–	(566,683)	(566,683)	–	(566,683)
Balance at 31 December 2018	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

114 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2018

(All amounts in Renminbi thousands)

	Notes	Year ended 31 December 2018	2017
Cash flows from operating activities			
Cash generated from operations	*36(a)*	**3,600,022**	2,962,704
Income tax paid		**(338,620)**	(327,865)
Net cash generated from operating activities		**3,261,402**	2,634,839
Cash flows from investing activities			
Proceeds from disposal of fixed assets	*36(b)*	**392**	527
Advances received from disposal of assets classified as held for sale		**587,123**	—
Payment of investment		**(24,832)**	—
Interest received		**1,765**	1,779
Dividends received		**6,473**	6,473
Decrease in short-term deposits with maturities more than three months, net		**(1,000)**	—
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables		**(2,683,053)**	(2,273,426)
Net cash used in investing activities		**(2,113,132)**	(2,264,647)
Cash flows from financing activities			
Dividends paid to the Company's shareholders		**(566,683)**	(569,333)
Transactions with non-controlling interests		**(3,349)**	—
Net cash used in financing activities		**(570,032)**	(569,333)
Net increase/(decrease) in cash and cash equivalents		**578,238**	(199,141)
Cash and cash equivalents at beginning of year		**1,160,515**	1,359,656
Cash and cash equivalents at end of year	*21*	**1,738,753**	1,160,515

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong
Director

Hu Lingling
Director

115 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 1. GENERAL INFORMATION Guangshen Railway Company Limited (the ?Company?) was established as a joint stock limited company in the People?s Republic of China (the ?PRC?) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the ?Businesses?) that had been undertaken previously by its predecessor, Guangshen Railway Company (the ?Predecessor?), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the ?Guangzhou Railway Group?) and certain of its subsidiaries prior to the formation of the Company. The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the ?State-owned Domestic Shares?) for the exchange of assets and liabilities associated with the operations of the Businesses (the ?Restructuring?). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the ?GIDC?). In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (?H Shares?) and 24,269,760 American Depositary Shares (?ADSs?, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the ?Group?). In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (?Yangcheng Railway Business?) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (?Yangcheng Railway?), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. Before March 2013, the Ministry of Railway of the PRC (?MOR?) was the controlling entity of the Company?s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC. 116 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 1. GENERAL INFORMATION (continued) On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (?CRC?). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (?Reform?). The Reform was completed on 1 January 2017 and CRC has become the controlling entity of the Company?s principal shareholder since that date, Guangzhou Railway Group, CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as ?CRC Group?) became related parties of the Group. In 2018, three subsidiaries of the Group, Shenzhen Nantie Construction Supervision Company Limited, Shenzhen Railway Property Management Company Limited and Shenzhen Shenhuasheng Storage and Transportation Company Limited, were liquidated and were no longer consolidated except for the comprehensive income statements of these companies in 2018 (see note 10). The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations. The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People?s Republic of China. The financial statements were authorized for issue by the board of directors of the Company on 27 March 2019. The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available. 117 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries. 2.1 Basis of preparation (a) Com pliance w ith IFRS and HKCO The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (?IFRS?) as issued by International Accounting Standards Board (?IASB?) and requirements of the Hong Kong Companies Ordinance (?HKCO?) Cap. 622. (b) Historical cost convention The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (?FVOCI?) and available-for-sale investments (?AFS?) are measured at fair value. (c) Going concern basis As at 31 December 2018, the Group had net current liabilities of RMB65,568,000 and capital expenditure contracted for but not recognized as liabilities of RMB899,290,000 (see note 38(a)). Considering the current financial position, operating plan and usable bank facilities amounting to RMB500,000,000 of the Group (note 40), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements. (d) New and am ended standards adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2018: IFRS 9 Financial Instruments; IFRS 15 Revenue from Contracts with Customers; Classification and Measurement of Share-based Payment Transactions ? Amendments to IFRS 2; Annual Improvements 2014-2016 cycle; Transfers to Investment Property ? Amendments to IAS 40; Interpretation 22 Foreign Currency Transactions and Advance Consideration 118 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.1 Basis of preparation (continued) (d) New and am ended standards adopted by the Group (continued) Except for the impact of adopting IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers , the other standards have no significant impact on the consolidated financial statements for the year ended 31 December 2018. As IFRS 9 and IFRS 15 were generally adopted without restating comparative information, the reclassifications and the adjustments arising from the new standards are therefore not reflected in the restated balance sheet as at 31 December 2017, but are recognized in the opening balance sheet on 1 January 2018. Details are set out in note 2.2(b) and (c) below. (e) New standards and interpretations not yet adopted Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2018 reporting periods and have not been early adopted by the Group. Effective for annual periods beginning on or after IFRS 16 Lease 1 January 2019 Annual improvements Annual improvements to 2015- 1 January 2019 project (amendments) 2017 cycle IFRS 19 (amendments) Plan amendment, curtailment 1 January 2019 or settlement IFRS 28 (amendments) Long-term Interests in 1 January 2019 Associates and Joint Ventures IFRS 9 (amendments) Prepayment features with 1 January 2019 negative compensation IFRIC 23 Uncertainty over income tax 1 January 2019 treatments IFRS 3 (amendments) Definition of business 1 January 2020 Amendments to IAS 1 Definition of material 1 January 2020 and IAS 8 IFRS 17 Insurance contracts 1 January 2021 Amendments to IFRS 10 Sale or contribution of assets To be determined and IAS 28 between an investor and its associate or joint venture 119 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.1 Basis of preparation (continued) (e) New standards and interpretations not yet adopted (continued) Except for IFRS 16, there are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The Group has reviewed all of the Group?s leasing arrangements over the year ended 31 December 2018 in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group?s operating leases. As at 31 December 2018, the Group has non-cancellable operating lease commitments of land, as mentioned in note 38(b). The Group?s operating leases mainly consisted of lease of land for self-occupied purpose. The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Management is yet assessing the impacts to the Group?s financial position and financial performance for the coming year. 120 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

2.2 Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 *Financial Instruments* and IFRS 15 *Revenue from Contracts with Customers* on the Group's financial statements.

(a) *Impact on the financial statements*

The impact on the Group's balance sheet on 1 January 2018 is as follows:

Balance sheet (extract)	31 December 2017 As originally presented *RMB'000*	IFRS 9 *RMB'000*	IFRS 15 *RMB'000*	1 January 2018 Restated *RMB'000*
Non-current assets				
FVOCI (b(i))	–	296,414	–	296,414
AFS (b(i))	296,414	(296,414)	–	–
Deferred tax assets	37,005	16,558	–	53,563
	333,419	16,558	–	349,977
Current assets				
Trade receivables	4,142,210	(60,704)	–	4,081,506
Prepayments and other receivables	314,251	(5,527)	–	308,724
	4,456,461	(66,231)	–	4,390,230
Non-current liabilities				
Deferred income	105,791	–	(37)	105,754
Current liabilities				
Contract liabilities	–	–	135,499	135,499
Accruals and other payables	1,463,231	–	(135,462)	1,327,769
	1,463,231	–	37	1,463,268
Equity				
Other reserves	3,109,516	(4,967)	–	3,104,549
Retained earnings	6,928,886	(44,706)	–	6,884,180
	10,038,402	(49,673)	–	9,988,729

121 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.2 Changes in accounting policies (continued) (b) IFRS 9 Financial I nstrum ents ? Im pact of adoption IFRS 9 replaces the provisions of IAS 39 that relate to the classification and measurement of financial assets and financial liabilities (see note 2.2(a)), impairment of financial assets (see note 2.2(a)) and hedge accounting. The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in below. The impact on the Group?s retained earnings as at 1 January 2018 is as follows: 2018 Notes RM B?000 Closing retained earnings 31 December 2017 ? IAS 39 6,928,886 Reclassify investments from AFS to FVOCI (i) ? Increase in provision for trade receivables, prepayments and other receivables (ii) (66,231) Increase in deferred tax assets relating to impairment provision (ii) 16,558 Decrease in statutory surplus reserve 4,967 Opening retained earnings 1 January 2018 ? IFRS 9 6,884,180 122 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

2.2 Changes in accounting policies *(continued)*

(b) IFRS 9 Financial Instruments – Impact of adoption (continued)

(i) Classification and measurement

On 1 January 2018 (the date of initial application of IFRS 9), the Group's management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories.

The Group elected to present in other comprehensive income ("OCI") the changes in the fair value of all its equity investments previously classified as available-for-sale, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium term. As a result, assets with a fair value of approximately RMB296,414,000 were reclassified from AFS to FVOCI.

On the date of initial application, 1 January 2018, the financial instruments of the Group were as follows, with any reclassifications noted:

	Measurement category		Carrying amount		
	Original (IAS 39)	New (IFRS 9)	Original *RMB'000*	New *RMB'000*	Difference* *RMB'000*
Non-current financial assets					
Equity investment	AFS	FVOCI	296,414	296,414	–
Current financial assets					
Trade receivables	Amortized cost	Amortized cost	4,142,210	4,081,506	(60,704)
Prepayments and other receivables	Amortized cost	Amortized cost	314,251	308,724	(5,527)
Cash and cash equivalents	Amortized cost	Amortized cost	1,160,515	1,160,515	–
Short-term deposits	Amortized cost	Amortized cost	108,000	108,000	–

* The differences noted in this column are the result of applying the new expected credit loss model.

123 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.2 Changes in accounting policies (continued) (b) IFRS 9 Financial I nstrum ents ? Im pact of adoption (continued) (ii) Impairment of financial assets The Group has three types of financial assets that are subject to IFRS 9?s new expected credit loss model: Trade receivables Other receivables Long-term receivable The Group was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. The impact of the change in impairment methodology on the Group?s retained earnings is disclosed in the table in note 2.2(a) above. While short-term deposits, cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial. Trade receivables The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables. This resulted in an increase of the loss provision on 1 January 2018 by RMB60,704,000 for trade receivables. Note 3.1(b) provides for details about the calculation of the provision. The loss provision decreased by a further RMB5,695,000 for trade receivables during the current reporting period. 124 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

2.2 Changes in accounting policies *(continued)*

(b) *IFRS 9 Financial Instruments – Impact of adoption (continued)*

(ii) *Impairment of financial assets (continued)*

Other financial assets at amortized cost

Other financial assets at amortized cost include other receivables, and long-term receivable. Applying the expected credit risk model resulted in the recognition of a loss provision of RMB18,852,000 on 1 January 2018 (previous loss provision was RMB13,325,000) and a decrease in the provision by RMB8,262,000 in the current reporting period.

Trade and other receivables are written off when there is no reasonable expectation of recovery.

(c) *IFRS 15 Revenue from contracts with customers – Impact of adoption*

The Group has adopted IFRS 15 *Revenue from Contracts with Customers* from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

The Group applies IFRS 15 retrospectively with the accumulated effect of initial application recognized at 1 January 2018 without restating comparatives for the 2017 financial year. In summary, the following adjustments were made to the amounts recognized in the balance sheet at the date of initial application (1 January 2018):

	IAS 18 carrying amount 31 December 2017 *RMB'000*	Reclassi-fication *RMB'000*	**IFRS 15 carrying amount 1 January 2018** ***RMB'000***
Contract liabilities	—	135,499	**135,499**
Deferred income	105,791	(37)	**105,754**
Accruals and other payables	1,463,231	(135,462)	**1,327,769**
	1,569,022	—	**1,569,022**

There was no impact on the Group's retained earnings as at 1 January 2018.

125 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.2 Changes in accounting policies (continued) (c) I FR S 15 R even u e fr om con tr acts w ith cu st om er s ? I m pact of a d o p t io n (continued) (i) Presentation of assets and liabilities related to contracts with customers The Group has changed the presentation of certain amounts in the balance sheet to reflect the terminology of IFRS 15: Contract liabilities in relation to the frequent traveler program were previously presented as deferred income. Contract liabilities in relation to the advances received from customers were previously included in accruals and other payables. 2.3 Subsidiaries 2.3.1 Consolidation A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. 126 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.3 Subsidiaries (continued) 2.3.1 Consolidation (continued) (a) Business combinations The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity?s net assets in the event of liquidation are measured at either fair value or the present ownership interests? proportionate share in the recognized amounts of the acquiree?s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss. Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in profit or loss (Note 2.10). Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group?s accounting policies. 127 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.3 Subsidiaries (continued) 2.3.1 Consolidation (continued) (b) Changes in ownership interests in subsidiaries without change of control Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions ? that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. (c) Disposal of subsidiaries When the Group ceases to have control, any retained interest in the entity is re- measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognized in other comprehensive income are reclassified to profit or loss. 2.3.2 Separate financial statem ents Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable. Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee?s net assets including goodwill. 128 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.4 Associates An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor?s share of the profit or loss of the investee after the date of acquisition. The Group?s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group?s share of the net fair value of the associate?s identifiable assets and liabilities is accounted for as goodwill. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Group?s share of post-acquisition profit or loss is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group?s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount within ?share of result of associates?, included in the consolidated comprehensive income statement. Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group?s financial statements only to the extent of unrelated investor?s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. In the Company?s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable. 129 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.5 Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions. 2.6 Foreign currency transaction (a) Functional and presentation currency Items included in the financial statements of each of the Group?s entities are measured using the currency of the primary economic environment in which the entity operates (?the functional currency?). The consolidated financial statements are presented in Renminbi (?RMB?), which is the Company?s functional and the Group?s presentation currency. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within ?Finance cost-net?. 2.7 Fixed assets Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs). Subsequent costs are included in the asset?s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred. 130 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.7 Fixed assets (continued) Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows: Buildings (a) 20 to 40 years Tracks, bridges and service roads (a) 16 to 100 years Locomotives and rolling stock 20 years Communications and signaling systems 8 to 20 years Other machinery and equipment 4 to 25 years (a) The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease (details contained in note 38(b)); and the initial period of certain land use right acquired (note 2.9), on which these assets are located. The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 38(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable. The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset?s carrying amount is written down immediately to its recoverable amount if the asset?s carrying amount is greater than its estimated recoverable amount (note 2.11). Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ?other losses ? net?, included in the consolidated comprehensive income statement. 131 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.8 Construction-in-progress Construction-in-progress represents buildings, tracks, bridges and service roads under construction, and mainly includes the construction related costs for the associated facilities of the existing railway lines of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use. From time to time, certain railway assets of the Group require major modifications and improvements. The carrying amounts are transferred from fixed assets to construction-in- progress. The carrying amounts, including costs of modifications, are transferred back to fixed assets upon completion of the improvement projects. 2.9 Leasehold land payments The Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortized over the lease terms of 36.5 to 50 years using the straight-line method. 2.10 Goodwill Goodwill represents the excess of the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group?s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries? business is disclosed separately on the consolidated balance sheet. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (?CGUs?), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed. 132 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.11 Impairment of non-financial assets other than goodwill Assets that subjected to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset?s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset?s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. 2.12 Financial assets 2.12.1 Classification From 1 January 2018, the Group classifies its financial assets in the following measurement categories: those to be measured at amortized cost; or those to be measured subsequently at FVOCI; The classification depends on the entity?s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will be recorded in or OCI. For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. 2.12.2 Recognition and derecognition Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. 133 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.12 Financial assets (continued) 2.12.3 M easurem ent At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Equity instruments The Group subsequently measures all equity investments at fair value. For investments in equity instruments that are not held for trading, over which the Group has no control, joint control or significant influence are measured at FVOCI. Where the Group?s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment, any related balance within the FVOCI reserve is reclassified to retained earnings. Dividends from such investments continue to be recognized in profit or loss as other income when the Group?s right to receive payments is established. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. Debt instruments Subsequent measurement of debt instruments depends on the Group?s business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortized cost. Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement. 134 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.12 Financial assets (continued) 2.12.4 I m pairm ent From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost, including trade receivables, other receivables and long-term receivable. Management recognized provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ?Three-stage? expected credit loss models are established and staging definition are set for each of these financial assets class. A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in ?Stage 1?. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets. If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to ?Stage 2?. The impairment provision is measured based on expected credit losses on a lifetime basis. If the financial instrument is credit-impaired, the financial instrument is then moved to ?Stage 3?. The impairment provision is measured based on expected credit losses on lifetime basis. For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. 135 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.12 Financial assets (continued) 2.12.5 Accounting policies applied until 31 Decem ber 2017 The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group?s previous accounting policy. (i) Classification Until 31 December 2017 the Group classifies its financial assets in the following categories: receivables and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. (ii) Subsequent measurement The measurement at initial recognition did not change an adoption of IFRS 9, see description above. Subsequent to the initial recognition, receivables are subsequently carried at amortized cost using the effective interest method. The measurement at initial recognition did not change an adoption of IFRS 9, see description above. Subsequent to the initial recognition, receivables are subsequently carried at amortized cost using the effective interest method. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Details on how the fair value of financial instruments is determined are disclosed in note 3.3. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in profit or loss as ?other gain/losses ? net?. Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group?s right to receive payments is established. 136 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.13 Offsetting financial instruments Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty. 2.14 Long-term prepaid expenses Long-term prepaid expenses include the various expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortization. 2.15 Non-current assets held for sale Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, financial assets and investment property that are carried at fair value, which are specifically exempt from this requirement. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet. 137 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.16 Materials and supplies Materials and supplies are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realizable value, which is the estimated selling price less applicable variable expenses. 2.17 Trade and other receivables Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. 2.18 Cash and cash equivalents Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less. 2.19 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 138 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.20 Financial liabilities The Group?s financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress and dividends payable. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Financial liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The Group derecognizes financial liability when, and only when, the Group?s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. 2.21 Current and deferred income tax The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. (a) Current incom e tax The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company?s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities. 139 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.21 Current and deferred income tax (continued) (b) Deferred incom e tax Inside basis differences Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Outside basis differences Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate?s undistributed profits is not recognized. Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized. (c) Offsetting Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. 140 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.22 Employee benefits (a) Defined contribution plan The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group also pays contribution to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognized as staff costs when they are due. (b) Term ination benefits Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value. 2.23 Provisions Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. 141 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.24 Revenue recognition Revenue of the Group comprise of revenue from railroad and related business and revenue from other business. (a) Revenue from railroad and related business The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CRC. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group. The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CRC. Revenue from passenger transportation Passenger transportation generally include transportation business of Guangzhou- Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CRC through the central clearance system. Revenues are recognized overtime when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions. 142 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.24 Revenue recognition (continued) (a) Revenue from railroad and related business (continued) Revenue from freight transportation The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CRC. The revenues are recognized at gross amounts overtime in the accounting period in which the services are rendered. Revenue from railway network usage and other transportation related services Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized overtime in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly. When the services rendered by the Group exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized. (b) Revenue from other businesses Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognized overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at appoint in time Revenue from operating lease arrangements on certain properties and locomotives is recognized overtime on a straight-line basis over the period of the respective leases. (c) Financing com ponents The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money. 143 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.25 Interest income Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate. 2.26 Dividend income Dividend income is recognized when the right to receive payment is established. 2.27 Government grants Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. 2.28 Operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. 2.29 Dividend distribution Dividend distribution to the shareholders is recognized as a liability in the Group‘s and the Company‘s financial statements in the period in which the dividends are approved by the shareholders of the Company. 144 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 3. FINANCIAL RISK MANAGEMENT 3.1 Financial risk factor The Group‘s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group‘s overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group. (a) M arket risk (i) Foreign currency risk The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional and presentation currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure. The Group‘s objective of managing the foreign currency risk is to minimize potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions. The following table shows the Group‘s foreign currency denominated monetary assets (in RMB thousands equivalent): Currency As at 31 December Monetary assets denomination 2018 2017 Cash and cash equivalents HKD 77,608 32,650 Cash and cash equivalents USD 54 146 Other receivables HKD 416 67 78,078 32,863 The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure. 145 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (a) M arket risk (continued) (i) Foreign currency risk (continued) As at 31 December 2018, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB2,926,000 (2017: RMB1,227,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant. (ii) Cash flow and fair value interest rate risk Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.62% (2017: 1.54%) per annum. Any change in the interest rate promulgated by the People‘s Bank of China from time to time is not considered to have a significant impact to the Group. As at 31 December 2018 and 2017, the Group had no interest bearing debts, which may expose the Group to any interest rate risk. (iii) Other price risk The Group‘s exposure to price risk arises from equity investments held by the Group and classified FVOCI and AFS (note 15). As at 31 December 2018, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB12,047,000 (2017: RMB10,503,000) higher/lower. (b) Credit risk Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable. 146 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) Credit risk (continued)

(i) Risk management

The credit quality of financial assets that are neither past due nor impaired can be analyzed by the identity of counterparties as follows:

	2018 *RMB'000*	2017 *RMB'000*
Trade receivables		
Due from Guangzhou Railway Group and its subsidiaries	**1,756,816**	1,261,244
Due from CRC Group (excluding Guangzhou Railway Group and its subsidiaries)	**665,009**	1,106,311
Due from third parties	**613,105**	431,473
	3,034,930	2,799,028

	2018 *RMB'000*	2017 *RMB'000*
Other receivables excluding prepayments		
Due from Guangzhou Railway Group and its subsidiaries	**1,880**	9,460
Due from CRC Group (excluding Guangzhou Railway Group and its subsidiaries)	**1,149**	381
Due from third parties	**289,387**	194,245
	292,416	204,086

147 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (b) Credit risk (continued) (i) Risk management (continued) 2018 2017 RM B‘000 RMB‘000 Long-term receivable Due from a third party 28,354 31,274 For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors‘ financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realizability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables and actual losses incurred have been within management‘s expectation. 2018 2017 RM B‘000 RMB‘000 Cash at bank and short-term deposits Placed in listed banks in the PRC 1,847,723 1,268,478 Cash and short term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions. There were no other financial assets carrying a significant exposure to credit risk. None of the financial assets that are fully performing has been renegotiated in the current year. 148 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) Credit risk (continued)

(ii) Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model: trade receivables, other receivables and long-term receivable.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

The Group categorizes the trade receivables into the following portfolios based on credit risk characteristics:

- Portfolio 1: receivable incurred from revenues collected and settled through the CRC;
- Portfolio 2: receivable incurred from revenue from railway operation; and
- Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CRC.

Provision for credit losses are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.

On that basis, the loss provision as at 31 December 2018 and 1 January 2018 (on adoption of IFRS 9) was determined for trade receivables (in RMB thousands):

	As at 31 December 2018			As at 1 January 2018		
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Portfolio 1	**248,481**	**—**	**—**	636,686	—	—
Portfolio 2	**3,560,959**	**1.66%**	**(58,945)**	3,444,463	1.90%	(65,563)
Portfolio 3	**113,389**	**2.00%**	**(2,267)**	67,264	2.00%	(1,344)
	3,922,829		**(61,212)**	4,148,413		(66,907)

149 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (b) Credit risk (continued) (ii) Impairment of financial assets (continued) The loss provision for trade receivables as at 31 December 2017 reconciles to the opening loss provision on 1 January 2018 and to the closing loss provision as at 31 December 2018 as follows: Trade receivables RM B‘000 At 31 December 2017 ‘ calculated under IAS 39 6,203 Amount restated through opening retained earnings 60,704 Opening loss provision as at 1 January 2018 ‘ calculated under IFRS 9 66,907 Receivables written off during the year as uncollectible (6) Reversal of impairment loss provision (5,689) At 31 December 2018 61,212 Other financial assets at amortized cost Other financial assets at amortized cost include other receivables, and long-term receivable. Impairment on other receivables and long-term receivable is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses. 150 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(b) Credit risk (continued)

(ii) Impairment of financial assets (continued)

On that basis, the loss provision as at 31 December 2018 and 1 January 2018 (on adoption of IFRS 9) for other receivables was as follows (in RMB thousands):

	As at 31 December 2018			As at 1 January 2018		
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1	**317,224**	**1.88%**	**(5,959)**	275,541	2.16%	(5,961)
Stage 2	**—**	**—**	**—**	—	—	—
Stage 3	**4,631**	**100%**	**(4,631)**	12,891	100%	(12,891)
	321,855		**(10,590)**	288,432		(18,852)

The loss provision for other financial assets at amortized cost as at 31 December 2017 reconciles to the opening loss provision on 1 January 2018 and to the closing loss provision as at 31 December 2018 as follows:

	Other receivables *RMB'000*	Long-term receivables *RMB'000*
At 31 December 2017 — calculated under IAS 39	13,325	—
Amount restated through opening retained earnings	5,527	—
Opening loss provision as at 1 January 2018 — calculated under IFRS 9	18,852	—
Increase in loss provision recognized in profit or loss during the year	4,631	—
Receivables written off during the year as uncollectible	(12,891)	—
Reversal of impairment loss provision	(2)	—
At 31 December 2018	10,590	—

151 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (b) Credit risk (continued) (ii) Impairment of financial assets (continued) Impairment losses on trade and other receivables and long-term receivable are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item. Previous accounting policy for impairment of assets carried at amortized cost In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event‘) and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include: Significant financial difficulty of the issuer or obligor; A breach of contract, such as a default or delinquency in interest or principal payments; The Group, for economic or legal reasons relating to the borrower‘s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; It becomes probable that the borrower will enter bankruptcy or other financial reorganization; The disappearance of an active market for that financial asset because of financial difficulties; or 152 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (b) Credit risk (continued) (ii) Impairment of financial assets (continued) Previous accounting policy for impairment of assets carried at amortized cost (continued) Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including: (i) adverse changes in the payment status of borrowers in the portfolio; (ii) national or local economic conditions that correlate with defaults on the assets in the portfolio. Previous accounting policy for impairment of assets classified as AFS In the prior year, the Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also an evidence that the assets are impaired. If any such evidence exists, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss. 153 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (c) Liquidity risk Prudent liquidity risk management includes maintaining sufficient cash and the ability to close out market positions. Management monitors rolling forecasts of the Group‘s liquidity reserves (comprising cash and cash equivalents) on the basis of expected cash flows. As at 31 December 2018, the Group had net current liabilities of RMB65,568,000 and RMB899,290,000 of capital expenditure contracted for at 31 December 2018 but not recognized as liabilities (see note 38(a)). Taking into account of the factors mentioned in note 2.1(c), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The table below analyses the Group‘s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant. Less than 1 year RMB‘000 At 31 December 2018 Trade and other payables excluding non-financial liabilities 2,631,433 Payables for fixed assets and construction-in-progress 2,441,647 Dividends payable 12,894 At 31 December 2017 Trade and other payables excluding non-financial liabilities 2,356,953 Payables for fixed assets and construction-in-progress 2,214,547 Dividends payable 12,893 154 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 3. FINANCIAL RISK MANAGEMENT (continued) 3.2 Capital risk management The Group‘s objectives of managing capital are to safeguard the Group‘s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. As at 31 December 2018 and 2017, the Group has no short-term loan, long-term loan, bond payable or long-term payable. Management considered that such capital structure is appropriate. 3.3 Fair value estimation According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy: Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1). Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2). Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3). As at 31 December 2018, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15). As at 31 December 2017, the Group did not have any financial instruments that were measured at fair value except for certain available-for-sale financial assets (note 15). 155 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT (continued) 3.3 Fair value estimation (continued) The following table presents the Group‘s assets that are measured at fair value at 31 December 2018: Level 1 Level 2 Level 3 Total RMB‘000 RMB‘000 RMB‘000 RMB‘000 Assets Financial assets at FVOCI ‘ ‘ 321,246 321,246 The following table presents the Group‘s assets that are measured at fair value at 31 December 2017: Level 1 Level 2 Level 3 Total RMB‘000 RMB‘000 RMB‘000 RMB‘000 Assets AFS ‘ ‘ 280,088 280,088 There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year. There were no gains/(losses) recognized for the year ended 31 December 2018. Financial assets and liabilities of the Group measured at amortized cost include trade and other receivables, long-term receivable, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts. 156 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. (a) Provision for impairment of trade receivables The provision for impairment of trade receivables are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. The assessment of the ECL involves significant accounting estimations and judgements, including historical period selection by making reference to historical credit loss experience of each portfolio, trade receivables lifetime recovery information and other relevant data as well as forward looking estimates such as changes of future economics, unemployment rate forecast, market environment and customer portfolio at the end of each reporting period. (b) Estimation of the fair value of FVOCI The Group makes estimates of the fair value of the FVOCI with consideration of the assessed value of the investees and the price from its recent financing, which is regarded as the best estimate of the fair value. The assessment of fair value requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of FVOCI and changes in the fair value of FVOCI recorded in other comprehensive income. 5. SEGMENT INFORMATION The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group‘s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports. Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (‘the Railway Transportation Business‘). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives of the Company is measured in a manner consistent with that in the consolidated financial statements. 157 Annual report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2018

(All amounts expressed in Renminbi unless otherwise stated)

5. SEGMENT INFORMATION *(continued)*

The segment results during 2018 and 2017 are as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2018	2017	2018	2017	2018	2017	2018	2017
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue								
– Railroad Businesses	18,823,379	17,294,901	–	–	–	–	18,823,379	17,294,901
– Other Businesses	779,719	705,423	273,274	395,661	(48,354)	(64,563)	1,004,639	1,036,521
Total revenue	19,603,098	18,000,324	273,274	395,661	(48,354)	(64,563)	19,828,018	18,331,422
Timing of revenue recognition								
– Overtime	19,480,546	17,899,006	89,590	180,331	(48,354)	(64,563)	19,521,782	18,014,774
– At a point in time	122,552	101,318	183,684	215,330	–	–	306,236	316,648
	19,603,098	18,000,324	273,274	395,661	(48,354)	(64,563)	19,828,018	18,331,422
Segment result	1,120,148	1,341,601	(26,078)	14,519	(25,270)	(8,988)	1,068,800	1,347,132
Finance costs – net	451	10,011	179	159	–	–	630	10,170
Share of results of associates, net of tax	7,177	6,944	–	–	–	–	7,177	6,944
Depreciation of fixed assets	1,603,106	1,655,657	6,637	6,803	–	–	1,609,743	1,662,460
Amortization of leasehold land payments	44,450	34,348	11,332	11,332	–	–	55,782	45,680
Amortization of long-term prepaid expenses	12,596	3,256	313	(88)	–	–	12,909	3,168
Impairment of fixed assets	10,364	11,185	–	–	–	–	10,364	11,185
Impairment of construction-in-progress	–	–	–	–	–	–	–	–
Provision for impairment of materials and supplies	11,361	7,844	–	–	–	–	11,361	7,844

158 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

5. SEGMENT INFORMATION *(continued)*

A reconciliation of the segment results to profit for the year of 2018 and 2017 is as follows:

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2018	2017	2018	2017	2018	2017	2018	2017
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment result	1,120,148	1,341,601	(26,078)	14,519	(25,270)	(8,988)	1,068,800	1,347,132
Income tax expense	(291,202)	(328,727)	1,436	(6,637)	–	–	(289,766)	(335,364)
Profit/(loss) for the year	828,946	1,012,874	(24,642)	7,882	(25,270)	(8,988)	779,034	1,011,768

The Group is domiciled in the PRC. All the Group's revenues were generated in the PRC, and the assets of the Group are also located in the PRC.

	The Railway Transportation Business		All other segments		Eliminations		Total	
	2018	2017	2018	2017	2018	2017	2018	2017
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Total segment assets	35,089,100	33,621,101	496,353	535,840	(183,216)	(162,703)	35,402,237	33,994,238
Total segment assets include:								
Investment in associates	181,725	174,548	–	–	–	–	181,725	174,548
Additions to non-current assets (other than financial instruments and deferred tax assets)	2,885,650	2,415,143	7,635	1,083	–	–	2,893,285	2,416,226
Total segment liabilities	6,163,507	4,908,103	571,273	545,500	(148,872)	(116,446)	6,585,908	5,337,157

Revenues of approximately RMB3,966,988,000 (2017: RMB3,595,959,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

159 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 6. FIXED ASSETS ‘ NET Tracks, Locomotives Communications Other bridges and and and signaling machinery and Buildings service roads rolling stock systems equipment Total RMB‘000 RMB‘000 RMB‘000 RMB‘000 RMB‘000 RMB‘000 At 1 January2017 Cost 7,468,977 14,887,093 8,557,841 1,917,478 6,514,493 39,345,882 Accumulated depreciation (2,623,687) (3,186,872) (3,702,522) (1,424,604) (4,129,003) (15,066,688) Impairment ‘ ‘ ‘ ‘ (1,162) (1,162) Net book amount 4,845,290 11,700,221 4,855,319 492,874 2,384,328 24,278,032 Year ended 31 December 2017 Opening net book amount 4,845,290 11,700,221 4,855,319 492,874 2,384,328 24,278,032 Other additions 1,849 ‘ 69,311 13,086 123,436 207,682 Transfer in from construction-in-progress(Note 7) 345,676 179,842 843,489 80,867 203,557 1,653,431 Transfer out to construction-in-progress for improvement/modifications(Note 7) (305,208) ‘ (987,236) (299) (18,903) (1,311,646) Transfer in from construction-in-progress after repair 310,885 ‘ 875,497 299 16,697 1,203,378 Reclassifications 1,342 7,116 25 ‘ (8,483) ‘ Reclassified toleasehold land payments ‘ (403,282) ‘ ‘ ‘ (403,282) Disposals (15,942) (69,516) (234,830) (744) (15,780) (336,812) Depreciation charges (332,581) (216,075) (571,640) (115,870) (426,294) (1,662,460) Impairment charge ‘ ‘ (9,865) ‘ (1,320) (11,185) Closing net book amount 4,851,311 11,198,306 4,840,070 470,213 2,257,238 23,617,138 At 31 December 2017 Cost 7,441,605 14,588,338 7,903,204 1,993,168 6,628,084 38,554,399 Accumulated depreciation (2,590,294) (3,390,032) (3,053,269) (1,522,955) (4,368,375) (14,924,925) Impairment ‘ ‘ (9,865) ‘ (2,471) (12,336) Net book amount 4,851,311 11,198,306 4,840,070 470,213 2,257,238 23,617,138 Year ended 31 December 2018 Opening net book amount 4,851,311 11,198,306 4,840,070 470,213 2,257,238 23,617,138 Other additions 6,956 ‘ 712,632 22,784 115,526 857,898 Transfer in from construction-in-progress(Note 7) 162,624 277,739 127,805 28,629 133,089 729,886 Transfer out to construction-in-progress for improvement/modifications(Note 7) (60,507) (273,678) (715,707) (8,042) (36,835) (1,094,769) Transfer in from construction-in-progress after repair 124,345 324,386 1,414,100 40,026 76,003 1,978,860 Reclassifications (5,631) ‘ ‘ ‘ 5,631 ‘ Disposals (4,082) (99,463) (167,790) (10,531) (15,128) (296,994) Depreciation charges (320,823) (213,858) (611,095) (104,096) (359,871) (1,609,743) Impairment charge (2,881) ‘ ‘ ‘ (7,483) (10,364) Impairment write-off ‘ ‘ 9,865 ‘ 2,471 12,336 Closing net book amount 4,751,312 11,213,432 5,609,880 438,983 2,170,641 24,184,248 At 31 December 2018 Cost 7,590,161 14,735,949 8,218,284 2,034,318 6,631,867 39,210,579 Accumulated depreciation (2,835,968) (3,522,517) (2,608,404) (1,595,335) (4,453,743) (15,015,967) Impairment (2,881) ‘ ‘ ‘ (7,483) (10,364) Net book amount 4,751,312 11,213,432 5,609,880 438,983 2,170,641 24,184,248 160 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 6. FIXED ASSETS ‘ NET (continued) (a) As at 31 December 2018, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,676,711,000 (2017: RMB1,858,288,000) had not been obtained by the Group. These kind of buildings are classified as below: Carrying value as at 31 December 2018 Reason for delay in RMB’000 obtaining the ownership certificates Certificates for buildings 1,067,076 The Group commenced such application procedures under application with the respective authorities in China by the end procedures of 2017, and the Group‘s management expects that these procedures would be completed within a short period of time and the ownership certificates will be obtained. Certain buildings located 53,392 According to relevant laws and regulations in China, on the land of which the land use right certificates of the land on which the land use right these buildings are located must be obtained certificates have not before the Group can start the application for been obtained the respective housing ownership certificates . As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates. Certain buildings attached 556,243 Such land is held by lease under certain operating to pieces of land which lease arrangements. Due to the fact that the is held by lease Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the lessors, and as confirmed by the Company‘s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates. 161 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 6. FIXED ASSETS ‘ NET (continued) After consultation made with the Company‘s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group. (b) As at 31 December 2018, fixed assets of the Group with an aggregate net book value of approximately RMB138,390,000 (2017: RMB155,125,000) had been fully depreciated but they were still in use. 7. CONSTRUCTION—IN—PROGRESS 2018 2017 RM B‘000 RMB‘000 At 1 January 1,430,671 790,308 Transfer in from fixed assets for improvement/modifications (Note 6) 1,094,769 1,311,646 Other additions 2,011,678 2,185,526 Transfer to fixed assets (Note 6) (729,886) (1,653,431) Transfer out to fixed assets after improvement/modifications (Note 6) (1,978,860) (1,203,378) At 31 December 1,828,372 1,430,671 Construction-in-progress as at 31 December 2018 mainly comprise of improvement projects for road existing railway equipment in the PRC. For the year ended 31 December 2018, no interest expense (2017: nil) had been capitalized in the construction-in-progress balance as there were no third party borrowings during the year. As at 31 December 2018, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2017: RMB15,456,000). 162 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 8. LEASEHOLD LAND PAYMENTS The Group?s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analyzed as follows: RMB?000 At 1 January 2017 Cost 1,989,085 Accumulated amortization (364,226) Net book amount 1,624,859 Year ended 31 December 2017 Opening net book amount 1,624,859 Transfer from fixed assets (Note 6) 403,282 Assets classified as held for sale (2,183) Amortization charges (45,680) Closing net book amount 1,980,278 At 31 December 2017 Cost 2,388,326 Accumulated amortization (408,048) Net book amount 1,980,278 Year ended 31 December 2018 Opening net book amount 1,980,278 Amortization charges (55,782) Closing net book amount 1,924,496 At 31 December 2018 Cost 2,388,326 Accumulated amortization (463,830) Net book amount 1,924,496 163 Annual report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2018

(All amounts expressed in Renminbi unless otherwise stated)

8. LEASEHOLD LAND PAYMENTS *(continued)*

As at 31 December 2018, the ownership certificates of land with an aggregate carrying value of approximately RMB58,898,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company, and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,227,820,000 (2017: RMB1,318,686,000) had not been obtained by the Group.

	Carrying value as at 31 December 2018 *RMB'000*	Reason for delay in obtaining the ownership certificates
Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company	1,227,820	Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.

After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

The remaining lease period of leasehold land as at 31 December 2018 was as follows:

	2018 *RMB'000*	2017 *RMB'000*
Lease of between 10 to 20 years	**1,227,820**	1,257,346
Lease of between 20 to 30 years	**696,676**	722,932
	1,924,496	1,980,278

164 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

9. GOODWILL

	RMB'000
Year ended 31 December 2017 and 2018	
Opening net book amount	281,255
Additions	—
Impairment	—
Closing net book amount	281,255
At 31 December 2017 and 2018	
Cost	281,255
Accumulated impairment	—
Net book amount	281,255

As at 31 December 2018 and 2017, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group's railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group's other railway business (collectively the "Combined Railway Business") represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

At 31 December 2018, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB5,514,738,000.

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2018	2017
Gross margin	**16.73%**	17.76%
Growth rate	**2.00%**	2.00%
Discount rate	**12.44%**	12.44%

165 Annual report

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018
(All amounts expressed in Renminbi unless otherwise stated)

9. GOODWILL *(continued)*

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

Even if the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management's estimates as at 31 December 2018, the Group would not need to recognize impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management's estimates as at 31 December 2018, no impairment charges had to be recognized by the Group against goodwill.

10. SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2018:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital *RMB'000*
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	–	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	–	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	–	–	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	–	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	–	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	–	379
Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua")(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

166 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

10. SUBSIDIARIES *(continued)*

(i) According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

In 2018, three subsidiaries of the Group was liquidated. No amount was charged to consolidated comprehensive income statement as the Group recovered the liquidated asset in the same amount as the Group's share of these companies' net assets.

As at 31 December 2018, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

11. INVESTMENTS IN ASSOCIATES

	2018 ***RMB'000***	2017 *RMB'000*
Share of net assets	**181,725**	174,548
Less: provision for impairment	**—**	—
	181,725	174,548

The movement of investments in associates of the Group during the year is as follows:

	2018 ***RMB'000***	2017 *RMB'000*
Beginning of the year	**174,548**	167,604
Share of results after tax	**7,177**	6,944
End of the year	**181,725**	174,548

167 Annual report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2018

(All amounts expressed in Renminbi unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES *(continued)*

As at 31 December 2018, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng")	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company ("Shentu")	49%	RMB64,000,000	Construction of railroad properties

The above associates are limited liability companies and are unlisted companies. There are no significant contingent liabilities relating to the Group's interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

Set out below are the summarized financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarised balance sheets

	Tiecheng		Shentu	
	2018	2017	**2018**	2017
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Current assets	**121,465**	105,556	**1,143,125**	780,104
Non-current assets	**326,644**	333,602	**12,794**	12,151
Total assets	**448,109**	439,158	**1,155,919**	792,255
Current liabilities	**208,458**	210,546	**1,024,702**	664,646
Equity	**239,651**	228,612	**131,217**	127,609
Share of net assets	**117,429**	112,020	**64,296**	62,528
Carrying amount of interest in associates	**117,429**	112,020	**64,296**	62,528

168 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

11. INVESTMENTS IN ASSOCIATES *(continued)*

Reconciliation of the summarized financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng		Shentu		Total	
	2018	2017	**2018**	2017	**2018**	2017
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Opening net assets	**228,612**	216,387	**127,609**	125,662	**356,221**	342,049
Profit for the year	**11,039**	12,225	**3,608**	1,947	**14,647**	14,172
Closing net assets	**239,651**	228,612	**131,217**	127,609	**370,868**	356,221
Percentage of ownership interest	**49%**	49%	**49%**	49%	**49%**	49%
Carrying value	**117,429**	112,020	**64,296**	62,528	**181,725**	174,548

12. DEFERRED TAX ASSETS/(LIABILITIES)

	2018	2017
	RMB'000	*RMB'000*
Deferred tax assets	**273,022**	115,716
Less: Offsetting of deferred tax liabilities	**(75,727)**	(78,711)
Deferred tax assets (net)	**197,295**	37,005
Deferred tax liabilities	**(139,625)**	(145,102)
Less: Offsetting of deferred tax assets	**75,727**	78,711
Deferred tax liabilities (net)	**(63,898)**	(66,391)
	133,397	(29,386)

169 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 12. DEFERRED TAX ASSETS/(LIABILITIES) (continued) The analysis of deferred tax assets and deferred tax liabilities is as follows: 2018 2017 RM B?000 RMB?000 Deferred tax assets: ? Deferred tax assets to be recovered after more than 12 months 124,666 114,387 ? Deferred tax assets to be recovered within 12 months 148,356 1,329 273,022 115,716 Deferred tax liabilities: ? Deferred tax liabilities to be recovered after more than 12 months (134,492) (142,159) ? Deferred tax liabilities to be recovered within 12 months (5,133) (2,943) (139,625) (145,102) 170 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2017 RMB'000	(Charged)/ Credited to the comprehensive income statement RMB'000	At 31 December 2017 RMB'000	Change in accounting policy *(Note 2.2)* RMB'000	At 1 January 2018 RMB'000	(Charged)/ Credited to the comprehensive income statement RMB'000	At 31 December 2018 RMB'000
Deferred tax assets:							
Impairment provision for receivables	7,003	(2,230)	4,773	16,558	21,331	(3,490)	17,841
Impairment provision for fixed assets and construction-in-progress	4,155	2,793	6,948	–	6,948	(493)	6,455
Impairment provision for materials and supplies	5,994	1,126	7,120	–	7,120	2,335	9,455
Differences in accounting base and tax base of government grants	25,720	(201)	25,519	–	25,519	(90)	25,429
Differences in accounting base and tax base of employee benefits obligations	39,655	992	40,647	–	40,647	5,093	45,740
Loss on disposal of fixed assets	16,285	14,424	30,709	–	30,709	(17,361)	13,348
Difference in accounting base and tax base of party organization activity fee	–	–	–	–	–	7,973	7,973
Difference in accounting base and tax base in the recognition of land disposal proceed	–	–	–	–	–	146,781	146,781
Others	50	(50)	–	–	–	–	–
	98,862	16,854	115,716	16,558	132,274	140,748	273,022

171 Annual report

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018
(All amounts expressed in Renminbi unless otherwise stated)

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	At 1 January 2017 RMB'000	Charged/ (Credited) to the comprehensive income statement RMB'000	At 31 December 2017 RMB'000	Charged/ (Credited) to the comprehensive income statement RMB'000	At 31 December 2018 RMB'000
Deferred tax liabilities:					
Differences in accounting base and tax base in recognition of fixed assets	8,267	(404)	7,863	(2,593)	5,270
Differences in accounting base and tax base in recognition of leasehold land payments	68,883	(2,493)	66,390	(2,493)	63,897
Changes in the fair value of available-for-sale financial assets	–	60,647	60,647	–	60,647
Others	10,666	(464)	10,202	(391)	9,811
	87,816	57,286	145,102	(5,477)	139,625

Deferred income tax assets are recognized for tax loss carry-forwards and other temporary difference to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB118,264,000 (2017: RMB95,370,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	2018 RMB'000	2017 RMB'000
Tax losses that can be carried forward *(a)*	**105,812**	82,918
Deductible temporary differences	**12,452**	12,452
	118,264	95,370

(a) The tax loss carry-forwards in which no deferred income tax assets were recognized will expire in the following years:

172 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	2018 RMB'000	2017 RMB'000
2018	—	13,499
2019	**6,371**	6,371
2020	**18,478**	18,478
2021	**22,325**	22,325
2022	**22,245**	22,245
2023	**36,393**	—
	105,812	82,918

13. LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2018 RMB'000	2017 RMB'000
At 1 January		
Cost	**92,822**	64,077
Accumulated amortization	**(59,421)**	(56,253)
Net book amount	**33,401**	7,824
Year ended 31 December		
Opening net book amount	**33,401**	7,824
Additions	**26,122**	28,745
Amortization	**(12,909)**	(3,168)
Closing net book amount	**46,614**	33,401
At 31 December		
Cost	**118,944**	92,822
Accumulated amortization	**(72,330)**	(59,421)
Net book amount	**46,614**	33,401

173 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 14. FINANCIAL INSTRUMENTS BY CATEGORY 2018 2017 RM B?000 RMB?000 Financial assets Long-term receivable (Note 16) 28,354 31,274 Trade and other receivables excluding prepayments (Notes 19 and 20) 4,172,882 4,417,317 Short-term deposits (Note 21) 109,000 108,000 Cash and cash equivalents (Note 21) 1,738,753 1,160,515 FVOCI (Note 15) 321,246 ? Available-for-sale investments (Note 15(e)) ? 296,414 Total 6,370,235 6,013,520 2018 2017 RM B?000 RMB?000 Financial liabilities Liabilities at amortized cost Trade and other payables excluding non-financial liabilities (Notes 26 and 28) 2,631,433 2,356,953 Payables for fixed assets and construction-in-progress 2,441,647 2,214,547 Dividends payable 12,894 12,893 Total 5,085,974 4,584,393 174 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 15. FINANCIAL ASSE TS A T FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (a) Classification of financial assets at FVOCI Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognize in this category. (b) Equity investments at fair value through other comprehensive income 2018 2017 RM B?000 RMB?000 Non-current assets Investments in unlisted companies 321,246 ? The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually. On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings. Note 2.2 explains the change of accounting policy and the reclassification of certain equity investments from AFS to FVOCI. Note 2.12 sets out the remaining accounting policies. (c) Amounts recognized in profit or loss and other comprehensive income During the year, the following gains were recognized in profit or loss and other comprehensive income. 2018 2017 RM B?000 RMB?000 Change in fair value recognized in other comprehensive income (Note 23; 2017 relating to available-for-sale financial assets) ? 242,588 Dividends from equity investments at FVOCI recognized in profit or loss in other losses ? net (Note 31) ? Related to investments held at the end of the reporting period 6,473 6,473 175 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 15. FINANCIAL ASSE TS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (continued) (d) Fair value Information about the methods and assumptions used in determining fair value is provided in note 3.3. (e) Financial assets previously classified as AFS (2017) AFS included the following classes of financial assets: 2018 2017 RM B?000 RMB?000 Non-current assets Investments in unlisted companies ? 296,414 Classification of financial assets as available—for—sale Investments were designated as AFS if they did not have fixed maturities and fixed or determinable payments, and management intended to hold them for the medium to long- term. Financial assets that were not classified into any of the other categories (at FVPL, loans and receivables or held-to-maturity investments) were also included in the available-for-sale category. The financial assets were presented as non-current assets unless they matured, or management intended to dispose of them within 12 months of the end of the reporting period. Impairment indicators for AFS A security was considered to be impaired if there had been a significant or prolonged decline in the fair value below its cost. See note 3.1 for further details about the Group?s previous impairment policies for AFS. 176 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

16. LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortized cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2018.

17 ASSETS CLASSIFIED AS HELD FOR SALE

By April 19, 2018, with the approval of the board of directors, the Group entered into an irrevocable land use right transfer agreement with the Guangzhou Land Development Center ("GLDC"), transferring the land to GLDC, and the transfer price was RMB1,304,717,000. The transfer of assets was not completed in 2018 and the Group received RMB587,123,000 from GLDC in advance (Note 28).

18. MATERIALS AND SUPPLIES

	2018 ***RMB'000***	2017 *RMB'000*
Raw materials	**160,048**	185,639
Reusable rail-line track materials	**75,415**	76,017
Accessories	**59,261**	67,493
Retailing consumables	**1,493**	1,578
	296,217	330,727

The costs of materials and supplies consumed by the Group during the year were recognized as "operating expenses" in the amount of RMB1,658,327,000 (2017: RMB1,627,992,000).

As at 31 December 2018, the balance of the provision for writing down the materials and supplies to their net realizable values was approximately RMB37,820,000 (2017: RMB28,466,000).During the year, additional provision of RMB19,128,000 was made, RMB7,767,000 was reversed and RMB2,007,000 was written off arising from realization of losses in the disposal of these assets (2017: RMB7,844,000, nil and RMB3,354,000).

177 Annual report

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018
(All amounts expressed in Renminbi unless otherwise stated)

19. TRADE RECEIVABLES

	2018 RMB'000	2017 RMB'000
Trade receivables	**3,922,829**	4,148,413
Including: receivables from related parties	**2,949,492**	2,808,052
Less: Provision for impairment of receivables	**(61,212)**	(6,203)
	3,861,617	4,142,210

As at 31 December 2018 and 2017, the Group's trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within one year being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	2018 RMB'000	2017 RMB'000
Within 1 year	**3,034,930**	2,799,028
Over 1 year but within 2 years	**524,652**	763,812
Over 2 years but within 3 years	**231,879**	522,122
Over 3 years	**131,368**	63,451
	3,922,829	4,148,413

178 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 19. TRADE RECEIVABLES (continued) The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables. Movements on the provision for impairment of trade receivables are as follows: 2018 2017 RM B?000 RMB?000 At 31 December 6,203 4,965 Change of accounting policy (Note 2.2(a)) 60,704 ? At 1 January 66,907 4,965 Provision for impairment ? 5,904 Reversal of impairment loss provision (5,689) ? Written-off (6) (4,666) At 31 December 61,212 6,203 The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security. 20. PREPAYMENTS AND OTHER RECEIVABLES 2018 2017 RM B?000 RMB?000 Due from third parties 313,801 268,715 Due from related parties 35,106 45,536 348,907 314,251 2018 2017 RM B?000 RMB?000 Other receivables 321,855 288,432 Less: Provision for impairment (10,590) (13,325) Other receivables, net (a) 311,265 275,107 Prepayments (b) 37,642 39,144 348,907 314,251 179 Annual report

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018
(All amounts expressed in Renminbi unless otherwise stated)

20. PREPAYMENTS AND OTHER RECEIVABLES *(continued)*

(a) Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group. As of 31 December 2018, the input VAT with related invoices not been received or verified amounted to RMB148,369,000 (2017: RMB122,190,000).

Movements on the provision for impairment of other receivables are as follows:

	2018 *RMB'000*	2017 *RMB'000*
At 31 December	**13,325**	13,336
Change of accounting policy *(Note 2.2(a))*	**5,527**	—
At 1 January	**18,852**	13,336
Provision for impairment	**4,631**	—
Reversal of impairment loss provision	**(2)**	(3)
Written-off	**(12,891)**	(8)
At 31 December	**10,590**	13,325

(b) Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

The carrying amounts of the Group's prepayments and other receivables are denominated in the following currencies:

	2018 *RMB'000*	2017 *RMB'000*
RMB	**348,491**	314,184
HKD	**416**	67
	348,907	314,251

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

180 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 21. CASH AND CASH EQUIVALENTS AND SHORT—TERM DEPOSITS 2018 2017 RM B?000 RMB?000 Cash at bank and on hand 1,686,253 1,108,015 Term deposits with initial term not more than three months 52,500 52,500 Cash and cash equivalents 1,738,753 1,160,515 Term deposits with initial term of over three months (a) 109,000 108,000 1,847,753 1,268,515 (a) The original effective interest rate of term deposits was 1.62% per annum (2017: 1.54% per annum). (b) The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies: 2018 2017 RM B?000 RMB?000 RMB 1,770,091 1,235,719 HKD 77,608 32,650 USD 54 146 1,847,753 1,268,515 181 Annual report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2018

(All amounts expressed in Renminbi unless otherwise stated)

22. SHARE CAPITAL

As at 31 December 2018 and 2017, the total authorized number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at 31 December 2017 *RMB'000*	Movement *RMB'000*	**As at 31 December 2018** ***RMB'000***
Authorized, issued and fully paid:			
Listed shares			
— H shares	1,431,300	—	**1,431,300**
— A shares	5,652,237	—	**5,652,237**
Total	7,083,537	—	**7,083,537**

23. RESERVES

According to the provisions of the Articles of Association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

182 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 23. RESERVES (continued) For the year ended 31 December 2018 and 2017, the directors proposed the following appropriations to reserves of the Company: 2018 2018 2017 2017 Percentage RM B?000 Percentage RMB?000 Statutory surplus reserve 10% 83,612 10% 101,982 In accordance with the provisions of the Articles of Association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders? equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS. For the year 2018 and 2017, the movement of ?Special reserve ? Safety Production Fund? of the Group are as below: 2018 2017 RM B?000 RMB?000 Beginning of the year ? ? Appropriation for retained earnings 242, 456 227,250 Utilization (242,456) (227,250) End of the year ? ? The Company is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve (?Safety Production Fund?) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages: (a) 1% for regular freight business; (b) 1.5% for passenger transportation, dangerous goods delivery business and other special business. 183 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 23. RESERVES (continued) The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilized, the actual expenses incurred are charged to profit or loss. For the year 2018 and 2017, the movement of other comprehensive income of the Group are as below: 2018 2017 RM B?000 RMB?000 Beginning of the year 181,941 ? Addition due to fair value changes on available-for-sale investments ? 242,588 Addition due to deferred liabilities related to fair value changes on available-for-sale investments ? (60,647) End of the year 181,941 181,941 Financial assets at FVOCI The Group has elected to recognize changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.12. These changes are accumulated within the FVOCI reserve within equity. The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognized. Available-for-sale financial assets ? until 31 December 2017 Changes in the fair value and exchange differences arising on translation of investments that were classified as available-for-sale financial assets (e.g. equities), were recognized in other comprehensive income and accumulated in a separate reserve within equity. Amounts were reclassified to profit or loss when the associated assets are sold or impaired, see accounting policy note 2.12 for details. 184 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

24. DEFERRED INCOME

	2018 *RMB'000*	2017 *RMB'000*
Government grants	**99,765**	105,754
Others	**—**	37
Total	**99,765**	105,791

Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

25. EMPLOYEE BENEFITS OBLIGATIONS

	2018 *RMB'000*	2017 *RMB'000*
Employee benefits obligations	**28,389**	30,745
Less: current portion included in accruals and other payables *(Note 28)*	**(28,389)**	(30,745)
	—	—

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited ("GRCL") Business and Guangdong Sanmao Railway Company Limited ("GSRC") Business in 2016, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GSRL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

185 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 25. EMPLOYEE BENEFITS OBLIGATIONS (continued) The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management?s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to treasury bond yields in the PRC. The movement in the employee benefits obligation during current year is as follows: 2018 2017 RM B?000 RMB?000 At 1 January 30,745 34,043 Additions ? ? Payments (2,356) (3,298) At 31 December 28,389 30,745 26. TRADE PAYABLES 2018 2017 RM B?000 RMB?000 Payables to third parties 826,717 614,822 Payables to related parties 614,117 710,255 1,440,834 1,325,077 The aging analysis of trade payables was as follows: 2018 2017 RM B?000 RMB?000 Within 1 year 1,233,902 1,075,298 Over 1 year but within 2 years 114,480 180,294 Over 2 years but within 3 years 46,383 49,359 Over 3 years 46,069 20,126 1,440,834 1,325,077 186 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

27. CONTRACT LIABILITIES

	2018 RMB'000	2017 RMB'000
Contract liabilities – advances received from customers	**198,251**	—
Contract liabilities – frequent traveler program	**5,380**	—
	203,631	—

28. ACCRUALS AND OTHER PAYABLES

	2018 RMB'000	2017 RMB'000
Due to third parties	**1,586,277**	1,017,309
Due to related parties	**490,521**	445,922
	2,076,798	1,463,231

	2018 RMB'000	2017 RMB'000
Advance received from disposal of assets classified as held for sale *(Note 17)*	**587,123**	—
Advances received from others	**—**	152,010
Payables to GIDC assumed by business combination	**368,560**	377,703
Other deposits received	**213,056**	226,453
Salary and welfare payables	**203,791**	178,427
Deposits received for construction projects	**209,245**	203,886
Other taxes payable	**66,896**	70,173
Amounts received on behalf of Labor Union	**96,523**	73,463
Deposits received from ticketing agencies	**32,448**	34,298
Employee benefits obligations *(Note 25)*	**28,389**	30,745
Housing maintenance fund	**15,741**	15,740
Other payables	**255,026**	100,333
	2,076,798	1,463,231

187 Annual report

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018
(All amounts expressed in Renminbi unless otherwise stated)

29. AUDITORS' REMUNERATION

Auditors' remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2018 were RMB8,400,000 and RMB750,000 respectively (2017: RMB8,400,000 and RMB950,000 respectively).

30. EMPLOYEE BENEFITS

	2018 *RMB'000*	2017 *RMB'000*
Wages and salaries	**5,320,484**	4,848,830
Provision for medical, housing scheme and other employee benefits (a)	**1,296,392**	1,220,708
Contributions to the defined contribution scheme (b)	**829,539**	772,682
	7,446,415	6,842,220

(a) Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal nor constructive obligation towards housing benefits of these employees offered beyond the above contributions made.

(b) Defined contribution pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.

188 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 30. EMPLOYEE BENEFITS (continued) (c) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the year include one director (2017: one), three senior executives (2017: three) and one supervisor (2017: one). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office. The emolument range of each individual is within the band of Nil to RMB471,000 (2017: Nil to RMB498,000). 31. OTHER LOSSES ? NET 2018 2017 RM B?000 RMB?000 Loss on disposal of fixed assets ? net (93,914) (77,026) Interest income from banks 25,209 18,974 Government grants 15,223 13,272 Dividend income from FVOCI (2017: AFS) 6,473 6,473 Income from compensation 2,176 295 Impairment of fixed assets (Note 6) (10,364) (11,185) Impairment of trade receivables (Note 19) ? (5,904) Unwinding of interest accrued on long-term receivable 4,080 2,868 Income from disposal of subsidiaries 81 ? Renovation cost for the separation and transfer of facilities (65,735) ? Others 8,158 3,756 (108,613) (48,477) 189 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 32. FINANCE COSTS ? NET 2018 2017 RM B?000 RMB?000 Net foreign exchange gains/(loss) 1,044 (7,304) Bank charges (1,674) (2,866) (630) (10,170) 33. INCOME TAX EXPENSE In 2018 and 2017, the applicable income tax rate of the Company was 25%. An analysis of the current year income tax expense is as follows: 2018 2017 RM B?000 RMB?000 Current income tax 435,991 355,579 Deferred income tax (Note 12) (146,225) (20,215) 289,766 335,364 The tax on the Group?s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows: 2018 2017 RM B?000 RMB?000 Profit before tax 1,068,800 1,347,132 Tax calculated at the statutory rate of 25% (2017: 25%) 267,200 336,783 Effect of expenses not deductible for tax purposes 19,647 663 Effect of income not subject to tax (3,432) (3,354) Tax losses for which no deferred tax asset was recognized 9,098 5,561 Adjustments for current tax of prior periods (2,335) (3,886) Utilization of previously unrecognized tax losses (412) (403) Income tax expense 289,766 335,364 190 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 34. EARNINGS PER SHARE The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB784,059,000 (2017: RMB1,015,361,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2017: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years. 2018 2017 RM B?000 RMB?000 Profit attributable to owners of the Company 784,059 1,015,361 Weighted average number of ordinary shares in issue 7,083,537 7,083,537 Basic and diluted earnings per share RMB0.11 RMB0.14 35. DIVIDEND 2018 2017 RM B?000 RMB?000 Final, proposed, of RMB0.06 (2017: RMB0.08) per ordinary share 425,012 566,683 At the meeting of the directors held on 27 March 2019, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended 31 December 2018, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the Group?s and the Company?s financial statements as at 31 December 2018. 191 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 36. CASH FLOW GENERATED FROM OPERATIONS (a) Reconciliation from profit before income tax to net cash generated from operations: 2018 2017 RM B?000 RMB?000 Profit before income tax: 1,068,800 1,347,132 Adjustments for: Depreciation of fixed assets (Note 6) 1,609,743 1,662,460 Impairment of fixed assets (Note 6) 10,363 11,185 Provision for impairment of materials and supplies (Note 18) 11,361 7,844 Amortization of leasehold land payments (Note 8) 55,782 45,680 Loss on disposal of fixed assets and costs on repairs 261,476 321,741 Amortization of long-term prepaid expenses (Note 13) 12,909 3,168 Share of results of associates, net of tax (Note 11) (7,177) (6,944) Dividend income on FVOCI/AFS (Note 31) (6,473) (6,473) Investment income from liquidation of a subsidiary (Note 31) (81) ? (Reversal of)/provision for impairment of receivables (1,061) 5,901 Amortization of deferred income (5,988) (3,282) Interest income (5,845) (4,647) Operating profit before working capital changes 3,003,809 3,383,765 Decrease/(increase) in trade receivables 230,877 (419,349) Decrease in materials and supplies 39,224 6,121 Increase in prepayments and other receivables (17,218) (12,975) Decrease in long-term receivable 7,000 3,000 Increase in trade payables 115,759 181,554 Increase/(decrease) in accruals and other payables 220,571 (179,412) Net cash generated from operations 3,600,022 2,962,704 192 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 36. CASH FLOW GENERATED FROM OPERATIONS (continued) (b) In the cash flow statement, proceeds from disposal of fixed assets comprise: 2018 2017 RM B?000 RMB?000 Net book amount (Note 6) 284,658 336,812 Payable arising from disposal of fixed assets (6,715) (2,457) Transfer to materials and supplies (16,075) (12,087) Loss on disposal of fixed assets and costs on repairs (261,476) (321,741) Proceeds from disposal of fixed assets 392 527 37. CONTINGENCY There were no significant contingent liabilities as at 31 December 2018 and up to the date of approval of these financial statements. 38. COMMITMENTS (a) Capital commitments As at 31 December 2018, the Group had the following capital commitments: 2018 2017 RM B?000 RMB?000 Contracted but not provided for 899,290 1,341,055 Authorized but not contracted for 1,765,710 518,945 A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow. 193 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 38. COMMITMENTS (continued) (b) Operating lease commitments In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2018, the related lease rental paid and payable was approximately RMB58,490,000 (2017: RMB57,358,000). 39. RELATED PARTY TRANSACTIONS Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. (a) Related parties that control the Company or are controlled by the Company: See note 10 for the principal subsidiaries. None of the shareholders is the controlling entity of the Company. 194 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(b) Nature of the principal related parties that do not control/are not controlled by the Company:

(i) ***Guangzhou Railway Group and its subsidiaries***

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries	
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
GRCL	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder
Construction Engineering Company, Yangcheng Railway Industry Development Corporation	Subsidiary of the single largest shareholder

195 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 39. RELATED PARTY TRANSACTIONS (continued) (b) Nature of the principal related parties that do not control/are not controlled by the Company: (continued) (ii) Associates of the Group Name of related parties Relationship with the Company Associates of the Group Tiecheng Associate of the Group Shentu Associate of the Group (iii) Relationship w ith CRC and other railw ay com panies On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CRC (?Reform?). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CRC Group for both years of 2018 and 2017 for reference. Unless otherwise specified, the transactions with CRC Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries. 196 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I) ***Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:***

	2018 RMB'000	2017 RMB'000
Provision of services and sales of goods		
Transportation related services		
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries	**1,861,543**	1,505,348
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries	**1,357,512**	1,428,752
Revenue from railway operation service provided to Guangzhou Railway Group's subsidiaries	**736,492**	660,847
	3,955,547	3,594,947
Other services		
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries	**39,383**	23,386

197 Annual report

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2018
(All amounts expressed in Renminbi unless otherwise stated)

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(I) ***Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:*** *(continued)*

	2018 *RMB'000*	2017 *RMB'000*
Services received and purchases made		
Transportation related services		
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries *(i)*	**872,234**	1,048,524
Costs settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries *(ii)*	**1,898,623**	1,720,849
Operating lease rental paid to Guangzhou Railway Group for leasing of land use rights *(Note 38(b))*	**58,490**	57,358
	2,829,347	2,826,731
Other services		
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries *(iv)*	**451,976**	298,040
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries *(iv)*	**555,048**	455,716
Provision of construction services by Guangzhou Railway Group and its subsidiaries *(v)*	**180,147**	272,390
	1,187,171	1,026,146

198 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 39. RELATED PARTY TRANSACTIONS (continued) (c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (continued) (I) M aterial tr an saction s u ndertak en w ith Guangzhou R ailw ay Group and its subsidiaries: (continued) (i) The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred. (ii) Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis. (iii) The service charges are levied based on contract prices determined based on a ?cost plus a profit margin? and agreed between both contracting parties. (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred. (v) Based on construction amount determined under national railway engineering guidelines. (II) M aterial transactions w ith CRC and other railw ay com panies When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CRC, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CRC and are collected and settled by the CRC according to its central recording and settlement systems (see details in note 2.24). 199 Annual report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2018

(All amounts expressed in Renminbi unless otherwise stated)

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(II) Material transactions with CRC and other railway companies *(continued)*

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2018 RMB'000	2017 RMB'000
Provision of services and sales of goods		
Transportation related services		
Provision of train transportation services to CRC Group *(i)*	**63,364**	81,396
Revenues collected by CRC for services provided to CRC Group *(ii)*	**2,527,897**	1,877,719
Revenues from railway operation service provided to CRC Group *(iii)*	**2,012,880**	1,800,692
	4,604,141	3,759,807
Other services		
Provision of repairing services for cargo trucks to CRC Group *(ii)*	**337,432**	333,917
Sales of materials and supplies to CRC Group *(iv)*	**9,099**	7,185
Provision of apartment leasing services to CRC Group *(iv)*	**617**	722
	347,148	341,824

200 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

39. RELATED PARTY TRANSACTIONS *(continued)*

(c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

(II) ***Material transactions with CRC and other railway companies*** *(continued)*

	2018 RMB'000	2017 RMB'000
Services received and purchases made		
Transportation related services		
Provision of train transportation services by CRC Group *(i)*	**283,490**	306,208
Cost settled by CRC for services provided by CRC Group *(ii)*	**2,161,146**	1,395,591
	2,444,636	1,701,799
Other services		
Provision of repair and maintenance services by CRC Group *(iv)*	**9,440**	31,089
Purchase of materials and supplies from CRC Group *(iv)*	**27,743**	19,258
Provision of construction services by CRC Group *(v)*	**1,417**	—
	38,600	50,347

(i) The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii) Such revenue/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii) The service charges are levied based on contract prices determined based on a "cost plus a profit margin" and explicitly agreed between both contracting parties.

201 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 39. RELATED PARTY TRANSACTIONS (continued) (c) In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties: (continued) (II) M aterial transactions w ith CRC and other railw ay com panies (continued) (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred. (v) Based on construction amounts determined under national railway engineering guidelines. (III) Revenues collected and settled through the CRC: 2018 2017 RM B?000 RMB?000 ? Passenger transportation 7,532,999 7,295,985 ? Freight transportation 1,849,360 1,266,122 ? Other transportation related services 78,935 112,267 9,461,294 8,674,374 (d) Key management compensation The compensation paid or payable to key management for employee services is shown in note 42. 202 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 39. RELATED PARTY TRANSACTIONS (continued) (e) As at 31 December 2018, the Group had the following material balances maintained with related parties: (I) Material balances with Guangzhou Railway Group and its subsidiaries: 2018 2017 RM B?000 RMB?000 Trade receivables 1,934,435 1,435,421 ? Guangzhou Railway Group (i) 586,049 132,830 ? Subsidiaries of Guangzhou Railway Group (i) 1,348,386 1,302,591 Prepayments and other receivables 33,957 44,329 ? Guangzhou Railway Group 231 3,277 ? Subsidiaries of Guangzhou Railway Group 33,726 41,052 Prepayments for fixed assets and construction-in-progress 2,489 4,352 ? Subsidiaries of Guangzhou Railway Group (ii) 329 4,352 ? Associates 2,160 ? Trade payables 597,050 681,587 ? Guangzhou Railway Group (i) 95,048 61,899 ? Subsidiaries of Guangzhou Railway Group (ii) 500,385 619,509 ? Associates 1,617 179 Payables for fixed assets and construction-in-progress 388,482 342,519 ? Guangzhou Railway Group 42,604 53,821 ? Subsidiaries of Guangzhou Railway Group 211,486 220,377 ? Associates 134,392 68,321 Contract liabilities 1,100 ? ? Subsidiaries of Guangzhou Railway Group 1,096 ? ? Associates 4 ? Accruals and other payables 454,670 439,509 ? Guangzhou Railway Group 9,212 7,390 ? Subsidiaries of Guangzhou Railway Group (iii) 443,391 430,041 ? Associates (iv) 2,067 2,078 203 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 39. RELATED PARTY TRANSACTIONS (continued) (e) As at 31 December 2018, the Group had the following material balances maintained with related parties: (continued) (I) Material balances with Guangzhou Railway Group and its subsidiaries: (continued) (i) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties. (ii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies. (iii) The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates. As at 31 December 2018, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand. (II) Material balances with CRC Group: As at 31 December 2018 2017 RM B?000 RMB?000 Due from CRC Group ? Trade receivables 1,015,057 1,372,631 ? Other receivables 1,149 1,207 Due to CRC Group ? Trade payables and payables for fixed assets and construction-in-progress 32,688 62,620 ? Other payables 35,851 6,413 As at 31 December 2018, all the balances maintained with CRC Group were unsecured, non- interest bearing and were repayable on demand. 204 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 40. SUBSEQUENT EVENTS In addition to the disclosure in note 35, the Group obtained a bank facility amounting to RMB500,000,000 on 15 March 2019. This bank facility was not recorded in the Group?s and the Company?s financial statements as at 31 December 2018. 41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY Balance sheet of the Company As at 31 December 2018 2017 ASSETS Non-current assets Fixed assets ? net 24,094,830 23,525,634 Construction-in-progress 1,828,372 1,429,670 Prepayments for fixed assets and construction-in-progress 22,479 24,109 Leasehold land payments 1,633,252 1,677,702 Goodwill 281,255 281,255 Investments in subsidiaries 82,531 83,121 Investments in associates 121,855 121,855 Deferred tax assets 208,933 48,619 Long-term prepaid expenses 45,457 33,150 Available-for-sale investments 319,528 294,696 Long-term receivable 28,354 31,274 28,666,846 27,551,085 Current assets Assets classified as held for sale 2,183 2,183 Materials and supplies 291,400 326,211 Trade receivables 3,858,705 4,137,661 Prepayments and other receivables 434,996 352,433 Short-term deposits 100,000 100,000 Cash and cash equivalents 1,734,970 1,151,528 6,422,254 6,070,016 Total assets 35,089,100 33,621,101 205 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (continued) As at 31 December Note 2018 2017 EQUITY AND LIABILITIES Capital and reserves attributable to the Company?s equity holders Share capital 7,083,537 7,083,537 Share premium (a) 11,564,462 11,564,462 Other reserves (a) 3,188,161 3,109,516 Retained earnings (a) 7,089,433 6,955,483 Total equity 28,925,593 28,712,998 Liabilities Non-current liabilities Deferred income 99,765 105,791 99,765 105,791 Current liabilities Trade payables 1,426,092 1,308,263 Contract liabilities 203,429 ? Payables for fixed assets and construction-in- progress 2,441,627 2,214,547 Dividends payable 20 18 Income tax payable 246,453 141,749 Accruals and other payables 1,746,121 1,137,735 6,063,742 4,802,312 Total liabilities 6,163,507 4,908,103 Total equity and liabilities 35,089,100 33,621,101 The balance sheet of the Company was approved by the Board of Directors on 27 March 2019 and was signed on its behalf. Wu Yong Hu Lingling Director Director 206 Annual report

GUANGSHEN RAILWAY 2018 ANNUAL REPORT 41. BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (continued) (a) Reserve movement of the Company: Share Other Retained premium reserves earnings At 1 January 2017 11,564,462 2,825,593 6,611,274 Total comprehensive income ? 181,941 1,012,874 Profit for the year ? ? 1,012,874 Other comprehensive income ? 181,941 ? Special reserve ? Safety Production Fund ? ? ? Appropriation ? 227,250 (227,250) Utilization ? (227,250) 227,250 Appropriations from retained earnings ? 101,982 (101,982) Transaction with owners: ? ? (566,683) Dividend relating to 2016 ? ? (566,683) At 31 December 2017 11,564,462 3,109,516 6,955,483 Change in accounting policy ? (4,967) (44,701) At 1 January 2018 11,564,462 3,104,549 6,910,782 Total comprehensive income ? ? 828,946 Profit for the year ? ? 828,946 Other comprehensive income ? ? ? Special reserve ? Safety Production Fund ? ? ? Appropriation ? 242,456 (242,456) Utilization ? (242,456) 242,456 Appropriations from retained earnings ? 83,612 (83,612) Transaction with owners: ? ? (566,683) Dividends relating to 2017 ? ? (566,683) At 31 December 2018 11,564,462 3,188,161 7,089,433 207 Annual report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2018

(All amounts expressed in Renminbi unless otherwise stated)

42. BENEFITS AND INTERESTS OF DIRECTORS

(a) Directors', supervisors' and senior executives' emoluments

For the year ended 31 December 2018

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	–	–	–	–	–	–	–	–
Luo, Qing	–	238	50	34	15	42	–	379
Sun, Jing *(i)*	–	–	–	–	–	–	–	–
Yu, Zhiming	–	–	–	–	–	–	–	–
Guo, Ji'an *(ii)*	–	–	–	–	–	–	–	–
Chen, Xiaomei *(ii)*	–	–	–	–	–	–	–	–
Chen, Jianping *(i)*	–	–	–	–	–	–	–	–
Chen, Song	112	–	–	–	–	–	–	112
Jia, Jianmin	142	–	–	–	–	–	–	142
Wang, Yunting	112	–	–	–	–	–	–	112
Supervisors								
Liu, Mengshu	–	–	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–	–	–
Shen, Jiancong	–	–	–	–	–	–	–	–
Li, Zhiming	–	–	–	–	–	–	–	–
Song, Min	–	208	28	34	11	40	–	321
Zhou, Shangde	–	302	4	34	16	25	–	381
Chief Executive								
Hu, Lingling	–	333	51	34	12	41	–	471
Senior Executives								
Luo, Jiancheng	–	245	51	34	9	38	–	377
Tang, Xiangdong	–	243	51	34	11	40	–	379
Guo, Xiangdong	–	242	50	34	13	42	–	381
Gong, Yuwen *(iii)*	–	181	44	26	9	31	–	291

(i) Resigned from the position in June 2018.

(ii) Appointed the position of director in June 2018.

(iii) Appointed the position of senior executive in April 2018.

208 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT

42. BENEFITS AND INTERESTS OF DIRECTORS

(a) Directors', supervisors' and senior executives' emoluments *(continued)*

For the year ended 31 December 2017

Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking

Name	Fee *RMB'000*	Salary *RMB'000*	Discretionary bonuses *RMB'000*	Housing allowance *RMB'000*	Allowances and benefits in kind *RMB'000*	Employer's contribution to a retirement benefit scheme *RMB'000*	Remunerations paid or receivable in respect of accepting office as director *RMB'000*	Total *RMB'000*
Directors								
Wu, Yong	–	–	–	–	–	–	–	–
Luo, Qing	–	222	63	31	12	39	–	367
Sun, Jing	–	–	–	–	–	–	–	–
Yu, Zhiming	–	–	–	–	–	–	–	–
Chen, Song	112	–	–	–	–	–	–	112
Jia, Jianmin	146	–	–	–	–	–	–	146
Wang, Yunting	112	–	–	–	–	–	–	112
Chen, Jianping	–	–	–	–	–	–	–	–
Supervisors								
Liu, Mengshu	–	–	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–	–	–
Shen, Jiancong	–	–	–	–	–	–	–	–
Li, Zhiming	–	–	–	–	–	–	–	–
Song, Min	–	187	55	31	10	37	–	320
Zhou, Shangde	–	266	54	31	14	22	–	387
Chief Executive								
Hu, Lingling	–	273	89	31	10	38	–	441
Senior Executives								
Luo, Jiancheng	–	222	68	31	8	36	–	365
Tang, Xiangdong	–	222	67	31	9	37	–	366
Guo, Xiangdong	–	222	64	31	11	38	–	366

209 Annual report

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2018 (All amounts expressed in Renminbi unless otherwise stated) 42. BENEFITS AND INTERESTS OF DIRECTORS (a) Directors?, supervisors? and senior executives? emoluments (continued) During the year ended 31 December 2018, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2017: Nil). (b) Director?s retirement benefits The retirement benefits paid to Luo Qing during the year end of 2018 by a defined contribution pension plan (basic endowment insurance and enterprise annuity) in respect of his services as director of the Company and its subsidiaries are RMB42,000 (2017: RMB39,000) respectively. No other retirement benefits were paid to him in respect of his other services in connection with the management of the affairs of the Company or its subsidiary undertaking (2017: Nil). (c) Directors? termination benefits During the year ended 31 December 2018, no payments to the directors of the Company as compensation for the early termination of the appointment (2017: Nil). (d) Consideration provided to third parties for making available directors? services During the year ended 31 December 2018, the Company did not provide to third any party for making available director?s services (2017: Nil). (e) Information about loans, quasi-loans and other dealings in favor of directors directors, controlled bodies corporate by and connected entities with such During the year ended 31 December 2018, no loans, quasi-loans or other dealings in favor of directors of the Company, controlled bodies corporate by and connected entities with such directors (2017: Nil). (f) Directors? material interests in transactions, arrangements or contracts Except the transactions with Guangzhou Railway Group as disclosed in note 39, no significant transactions, arrangements and contracts in relation to the Group?s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2017: Nil). 210 Annual report

GUANGSHEN RAILWAY 2018 • ANNUAL REPORT Chapter 12 Documents Available for Inspection DOCUMENTS AVAILABLE FOR INSPECTION 1. Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of the accounting firm; 2. The original audit report signed and stamped by PricewaterhouseCoopers Zhong Tian LLP and the financial Statements prepared in accordance with China accounting standards, and the original audit report signed and stamped by PricewaterhouseCoopers and the financial Statements prepared in accordance with IFRS; 3. All the original of files and announcements disclosed in China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period; 4. The annual report published on Hong Kong’s security market and the annual report published in the security market in United States (Form 20-F). The documents are placed with the Secretariat to the Board. Chairman of the Board: Wu Yong Date of Approval from the Board: 27 March, 2019 211 Annual report